VEDDER PRICE

VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312-609-7500
FACSIMILE: 312-609-5005

OFFICES IN CHICAGO, NEW YORK CITY, AND ROSELAND, NEW JERSEY

JOHN S. MARTEN
312-609-7753
jmarten@vedderprice.com


05009935

July 20, 2005

VIA FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
Washington, D.C. 20549


SUPPL
183

Re: **File No. 82-34758**
Henderson Group plc (f/k/a HHG plc) Exemption
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of Henderson Group plc (f/k/a HHG plc), a company incorporated under the laws of England and Wales ("Henderson"), pursuant to Rule 12g3-2(b)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As required under the rule, the documents listed on the attached Schedule A includes information that Henderson has made or is required to be made public, distributed to security holders or filed with the UK Listing Authority, the UK Registrar of Companies, the Australian Stock Exchange or the Australian Securities Investment Commission. In accordance with paragraphs (b)(4) and (b)(5) of Rule 12g3-2, this letter and the documents furnished herewith are being furnished with the understanding that such letter and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission, for any purpose, that Henderson is subject to the Exchange Act.

Please feel free to contact me at your earliest convenience if you have any questions or need any additional information. In addition, please date stamp the enclosed copy of this cover letter and return it in the enclosed self-addressed, stamped envelope.

PROCESSED
JUL 25 2005
THOMSON FINANCIAL

Sincerely,

John S. Marten

JSM/ect
Enclosures
cc: Mark L. Winget, Esq.
Brian Booker, Esq.

CHICAGO/#1385554.2

SCHEDULE A

DOCUMENTS MADE OR REQUIRED TO BE MADE PUBLIC, DISTRIBUTED TO SECURITY HOLDERS OR FILED WITH THE UK LISTING AUTHORITY, THE UK REGISTRAR OF COMPANIES, THE AUSTRALIAN STOCK EXCHANGE OR THE AUSTRALIAN SECURITIES INVESTMENT COMMISSION BY HENDERSON GROUP PLC

- Notice of change of interests of substantial holder form dated June 28, 2005.
- Schedule 10 – Notification of Major Interests in Shares dated May 7, 2005.
- Schedule 10 – Notification of Major Interests in Shares dated July 5, 2005.
- Notice of change of interests of substantial holder form dated June 28, 2005.
- Appendix 3Y – Change of Director's Interest Notice for Gerald Paul Aherne.
- Appendix 3Y – Change of Director's Interest Notice for Duncan George Robinson Ferguson.
- Appendix 3Y – Change of Director's Interest Notice for Anthony Charles Hotson.
- Appendix 3Y – Change of Director's Interest Notice for Rupert Pennant-Rea.
- Appendix 3Y – Change of Director's Interest Notice for David John Seymour Roques.
- Appendix 3Y – Change of Director's Interest Notice for Sir William Wells.
- Appendix 3Z – Final Director's Interest Notice for Sir William Wells.
- Update for number of securities quoted on ASX – dated June 2, 2005.
- Henderson Group plc – Impact of International Financial Reporting Standards (IFRS).
- Results of the Annual General Meeting held on 9 June 2005.
- Scripts for opening addresses for Annual General Meeting dated June 9, 2005.
- Preparation for transition to IFRS dated June 24, 2005.
- Henderson Group plc – Preliminary IFRS Financial Statements for the year ended December 31, 2004.

- Press Release from Henderson Group plc regarding the retirement of Sir William Wells.
- Form 288b – Terminating appointment as director or secretary dated June 9, 2005.
- Return of Allotment of Shares form for June 8, 2005.
- Return of Allotment of Shares form for June 15, 2005.
- Return of Allotment of Shares form for May 1, 2005.
- Return of Allotment of Shares form for June 22, 2005.
- Return of Allotment of Shares form for May 1, 2005.
- Form 363a – Annual Return dated May 29, 2005.
- Memorandum of Association of Henderson Group plc.
- Memorandum of Association of Henderson Group plc.

Form 604
Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To: Henderson Group PLC
ABN: 30 106 985 836

1. Details of substantial holder

Name: Perennial Value Management
ABN: 22 090 879 904

There was a change in the interest of the substantial holder on	28-Jun-05
The previous notice was given to the company on	02-May-05
The previous notice was dated	02-May-05

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relavant interest in when last required and when now required to give a substantial holding notice to the company or scheme, are as follows:

Class of securities	Previous notice		Present notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Ordinary	94,201,575	8.174%	110,870,049	9.621%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date	Person	Nature	Consideration	Class & number (ord)	Person's votes
03/05/2005	Perennial Value Management	Purchased on market	1,282,412.72	827,925	827,925
04/05/2005	Perennial Value Management	Purchased on market	7,221,802.19	4,648,887	4,648,887
05/05/2005	Perennial Value Management	Purchased on market	153,290.37	100,000	100,000
06/05/2005	Perennial Value Management	Purchased on market	882,169.31	575,000	575,000
10/05/2005	Perennial Value Management	Purchased on market	2,023,002.89	1,351,638	1,351,638
18/05/2005	Perennial Value Management	Sold on market	- 2,730.01	- 1,889	- 1,889
19/05/2005	Perennial Value Management	Purchased on market	77,830.88	53,901	53,901
25/05/2005	Perennial Value Management	Purchased on market	1,683.74	1,166	1,166
01/06/2005	Perennial Value Management	Purchased on market	1,537.72	1,036	1,036
03/06/2005	Perennial Value Management	Purchased on market	126,506.90	84,620	84,620
03/06/2005	Perennial Value Management	Sold on market	- 126,506.90	- 84,620	- 84,620

08/06/2005	Perennial Value Management	Purchased on market	1,323.07	889	889
08/06/2005	Perennial Value Management	Sold on market	- 1,212.06	- 818	- 818
15/06/2005	Perennial Value Management	Purchased on market	3,044,609.79	2,100,000	2,100,000
16/06/2005	Perennial Value Management	Purchased on market	1,301,668.14	907,000	907,000
17/06/2005	Perennial Value Management	Purchased on market	1,651,529.32	1,150,000	1,150,000
20/06/2005	Perennial Value Management	Purchased on market	711,952.49	500,000	500,000
21/06/2005	Perennial Value Management	Purchased on market	814,483.75	570,000	570,000
22/06/2005	Perennial Value Management	Purchased on market	62,215.31	43,539	43,539
22/06/2005	Perennial Value Management	Sold on market	- 1,064,760.00	- 739,417	- 739,417
24/06/2005	Perennial Value Management	Purchased on market	3,724,956.32	2,579,820	2,579,820
27/06/2005	Perennial Value Management	Purchased on market	1,438,946.31	1,000,000	1,000,000
28/06/2005	Perennial Value Management	Purchased on market	1,427,715.50	1,000,000	1,000,000

4. Present Relevant Interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder	Registered holder of securities	Person Entitled to be holder	Nature of relevant interest	Class & Number (Ord)	Person's votes
Perennial Value Management	NCS		Investment Manager	27,307,739	27,307,739
Perennial Value Management	Cogent		Investment Manager	8,842,974	8,842,974
Perennial Value Management	Asgard		Investment Manager	79,989	79,989
Perennial Value Management	JP Morgan		Investment Manager	22,356,410	22,356,410
Perennial Value Management	Were		Investment Manager	290,191	290,191
Perennial Value Management	IIML		Investment Manager	29,264,873	29,264,873

Perennial Value Management	State street		Investment Manager	12,092,610	12,092,610
Perennial Value Management	Citigroup		Investment Manager	7,461,005	7,461,005
Perennial Value Management	Westpac		Investment Manager	3,174,258	3,174,258

5. Changes in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name & ACN	Nature of association
Not Applicable	

6. Addresses

The addresses of persons named in this form as as follows:

Name	Address
Perennial Value Management	Level 29, 303 Collins St Melbourne VIC 3000

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Henderson Group plc

2. Name of shareholder having a major interest
Perennial Group

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

NCS	27,307,739
Cogent	8,842,974
Asgard	79,989
JP Morgan	22,356,410
Were	290,191
IIML	29,264,873
State Street	12,092,610
Citigroup	7,461,005
Westpac	3,174,258

5. Number of shares / amount of stock acquired

17,495,441

6. Percentage of issued class

1.52%

7. Number of shares / amount of stock disposed

826,967

8. Percentage of issued class
0.07%

9. Class of security
Ordinary Shares

10. Date of transaction

Various

11. Date company informed

05/07/2005

12. Total holding following this notification

110,870,049

13. Total percentage holding of issued class following this notification

9.615%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Jacqui Gregory
020 7818 5122

16. Name and signature of authorised company official responsible for making this notification

Jacqui Gregory
020 7818 5122

Date of notification

05/07/05

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Henderson Group plc

2. Name of shareholder having a major interest

Perpetual Trustees Australia Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of the shareholder named above, with registered holders as in 4 below.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

National Australia Custodian Services A/C ATPFAE 6822-16	1,117,690
JP Morgan Chase Nominees	4,711,519
RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C>	14,005,973
RBC Global Services Australia Nominees Pty Limited <PIIC A/C>	2,083,032
RBC Global Services Australia Nominees Pty Limited <PIIC A/C>	10,054,506
Cogent Nominee Pty Limited	1,660,695
RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C>	5,275,444
Permanent Trustee Australia Ltd <SMF 0013>	1,280,426
National Australia Custodian Services A/C 3093-15 TSPPAE	4,176,739
Perpetual Trustee Company Ltd	1,723
Perpetual Trustee Company Ltd	480
National Australia Custodian Services	3,248,582
JP Morgan Chase Nominees	1,089,080
National Australia Custodian Services	3,212,599
Citicorp Nominees Pty Ltd	1,585,769
RBC Global Services Australia Nominees Pty Limited <PMWSRF A/C>	1,071,446
RBC Global Services Australia Nominees Pty Limited <PMISFJ A/C>	23,226,876
Citicorp Nominees Pty Ltd	5,986,236
RBC Global Services Australia Nominees Pty Limited <PMISF1 A/C>	39,393,383
RBC Global Services Australia Nominees Pty Limited <PMISF2 A/C>	4,864,295
UBS Nominee Pty Ltd <Prime Broking A/C>	1,847,838
UBS Nominee Pty Ltd <Prime Broking A/C>	274,290
JP Morgan Chase Nominees	2,157,814
JP Morgan Chase Nominees	798,471
National Australia Custodian Services A/C FNPEAE/9353-16	323,383
RBC Global Services Australia Nominees Pty Limited <SSCEF A/C>	454,628
RBC Global Services Australia Nominees Pty Limited <SSCCM A/C>	69,138
RBC Global Services Australia Nominees Pty Limited <PCCEF A/C>	424,606
RBC Global Services Australia Nominees Pty Limited <PCCCM A/C>	54,919
Cogent Nominee Pty Limited A/C WTXME6	7,932,457
UBS Nominee Pty Ltd <Prime Broking A/C>	751,404
JP Morgan Chase Nominees	189,992

5. Number of shares / amount of stock acquired

14,538,354

6. Percentage of issued class

1.26%

7. Number of shares / amount of stock disposed

2,318,592

8. Percentage of issued class

0.20%

9. Class of security

Ordinary shares

10. Date of transaction

Various

11. Date company informed

05 July 2005

12. Total holding following this notification

143,325,433

13. Total percentage holding of issued class following this notification

12.43%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Jacqui Gregory
020 7818 5122

16. Name and signature of authorised company official responsible for making this notification

Jacqui Gregory
020 7818 5122

Date of notification

05 July 2005

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme HENDERSON GROUP PLC

ACN/ARSN 106 988 836

1. Details of substantial holder (1)

Name **PERPETUAL TRUSTEES AUSTRALIA LIMITED**

ACN (if applicable) **000 431 827**

There was a change in the interests of the Substantial holder on _28_/_06_/_2005__

The previous notice was given to the company on _18_/_05_/_2005__

The previous notice was dated _17_/_05_/_2005__

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	**131,105,671**	**11.38%**	**143,325,433**	**12.43%**

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	Refer annexure 3				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	Refer annexure 1 & 2				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Refer to Annexure 1	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Refer to Annexure 1	

Signature

Print name GLENDA CHARLES Capacity ASST. COMPANY SECRETARY

Perpetual Investments Account Codes & Details

Perpetual Investments Management Limited (PIML) as Responsible Entity for:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
ALL 'PC' CODES	RBC Global Services Australia Nominees Pty Limited ACF: PIML (Select Investments) RBC Globabl Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited ACF: PIML (Select Investments) GPO Box 5424 Sydney NSW 2001
GSF	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual Australia Share Fund Account Code: PIGSF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
ICAS	RBC Global Services Australia Nominess Pty Limited ACF: Perpetual Investor Choice Australian Asset Group Account Code: PIICAS GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIIC A/C> GPO Box 5424 Sydney NSW 2001
ICIS	RBC Global Australia Nominees Pty Limited ACF: Perpetual Investor Choice Industrial Asset Group Account Code: PISIND GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIIC A/C> GPO Box 5424 Sydney NSW 2001
ICSC	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual Investor Choice Smaller Asset Group Account Code: PISSCF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIIC A/C> GPO Box 5424 Sydney NSW 2001
PCEF	RBC Global Services Australia Nominees Pty Limited Account Code: PICEF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
PIWGAF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Geared Australian Share Fund Account code PIWGAS RBC Global Services Australia Nominees Pty Ltd GPO Box 5424 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWCPF	RBC Global Services Australia Nominees Pty Ltd ACF: PI Protected Aust Share Fund A Account code PIWCPF GPO Box 5424 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWJPI	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual JF Wholesale Prop Income Fund Account Code: PIWJPI GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
PIWSPF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Share Plus Fund Account code PIWSPF RBC Global Services Australia Nominees Pty Ltd GPO Box 5424 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PMISF1	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual's Industrial Share Fund One Account Code: PIISF1 GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PMISF1 A/C> GPO Box 5424 Sydney NSW 2001
PMISF2	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual's Industrial Share Fund Two Account Code: PIISF2 GPO Box 5424 Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PMISF2 A/C> GPO Box 5424 Sydney NSW 2001

PMISFJ	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual's Industrial Share Fund Account Code: PIISFJ GPO Box 5424 Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PMISFJ A/C> GPO Box 5424 Sydney NSW 2001
PMSCA	RBC Global Services Australia Nominees Pty Limited ATF: Perpetual's Smaller Companies Analyst Fund Account Code: PISCA GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
PMWSCM	RBC Global Australia Nominees Pty Limited ACF: Perpetual Wholesale Smaller Co Fund Account Code: PIWSCM GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PMWSCM A/C> GPO Box 5424 Sydney NSW 2001
PMWSCS	RBC Global Australia Nominees Pty Limited ACF: Perpetual Wholesale Smaller Co Fund Account Code: PIWSCS GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PMWSCS A/C> GPO Box 5424 Sydney NSW 2001
PMWSRF	RBC Global Services Australia Nominess Pty Limited ACF: Perpetual Wholesael Ethical Fund Account Code: PIWSRF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PMWSRF A/C> GPO Box 5424 Sydney NSW 2001
PPSF	RBC Global Services Australia Nominees Pty Limited ATF: Perpetual Property Securities Fund Account Code: PIPSF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
PWSCF	RBC Global Services Australia Nominess Pty Limited. ACF: Perpetual Wholesale Smaller Co Fund Account Code: PIWSCF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001

Perpetual Investments Management Limited (PIML) as Trustee for:

ALL 'SS' CODES	RBC Global Services Australia Nominees Pty Limited ACF: PIML (Select Super) GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited ACF: PIML (Select Super) GPO Box 5424 Sydney NSW 2001

Perpetual Investments Management Limited (PIML) under Investment Management Agreements with:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
AMCORP	National Nominees Ltd ACF: IOOF Account. Account Code: PIAMC RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C ATPFAE 6822 - 16. 5th Floor South 271 Collins Street Melbourne VIC 3000
ARF	JP Morgan Chase Nominees Ltd ACF: Australian Retirement Fund. Account Code: PIARF RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 13415 Locked Bag 7 Royal Exchange Sydney NSW 2000
CBAISF	Citicorp Nominees Pty Ltd. ACF: Commonwealth Aust Shares Fund 4. Account Code:PICISF RBC Global Services Australia Pty Ltd GPO Box 5424 Sydney NSW 2001	Citicorp Nominees Pty Ltd. A/C EASS04 GPO Box 764G. Melbourne VIC 3001
NSWTC	Cogent Nominees Pty Ltd ACF NSW Treasury Corporation Account Code: PINSWT RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	Cogent Nominees Pty Limited A/C HGFPTE P.O. Box R209, Royal Exchange, Sydney NSW 1225

PIACT	JP Morgan Chase Nominees Ltd ACF: Australian Capital Territory Treasury. Account Code: PIACT RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 32512 Locked Bag 7, Royal Exchange Sydney NSW 2000
PIEFM6	Cogent Nominees Pty Ltd ACF EFM Australian Share Fund 6 Account Code: PIEFM6 RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	Cogent Nominees Pty Limited A/C: WTXME6 P.O. Box R209, Royal Exchange, Sydney NSW 1225
PIFIJI	National Nominees Limited ACF: Fiji National Provident Fund Account Code: PIFIJI RBC Global Services Australia Nominees Pty Ltd GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C FNPEAE/9353-16. 5th Floor South 271 Collins Street Melbourne VIC 3000
PIHEST	RBC Global Services Australia Nominees Pty Limited ACF: HEST Australia Limited Account Code: PIHEST GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 33112 Locked Bag 7, Royal Exchange Sydney NSW 2000
PIJUTD	BNP Paribas Securities Services ACF: PI United Sector Leaders Property Fund. Account Code: PIJUTD RBC Global Services Australia Pty Limited GPO Box 5424 Sydney NSW 2001	Cogent Nominees Pty Limited A/C: USLJFP GPO Box 4270, Sydney NSW 2000
PIMIT	Guardian TrustAustralia Ltd ACF: Perpetual James Fielding Meridian Investment Trust Account code PIMIT RBC Global Services Australia Nominees Pty Ltd GPO Box 5424 Sydney NSW 2001	Guardian Trust Australia Ltd <Meridian A/C> GPO Box 469 Sydney NSW 2001
PISTCF	RBC Global Services Australia Nominees Pty Limited ACF: SAS Trustee Corporation. Account Code: PISTCF GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 34893 Locked Bag 7, Royal Exchange Sydney NSW 2000
PMCBUS	National Nominees Ltd ACF: Construction & Building Union Superannuation Fund Account Code: PICBUS RBC Global Services Australia Nominees Pty Limited. GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C CBPFAE/5267-15. 5th Floor South 271 Collins Street Melbourne VIC 3000
PMCGSF	Citicorp Nominees Pty Ltd ACF: Commonwealth Aust Shares Fund 11 Account Code: PICGSF RBC Global Services Australia Pty Ltd GPO Box 5424 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EPSS03 GPO Box 764G, Melbourne VIC 3001
PMCPSF	Citicorp Nominees Pty Ltd ACF:Commonwealth Property Fund 3 Account Code: PICPSF RBC Global Services Australia Pty Ltd GPO Box 5424 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EPSS03 GPO Box 764G Melbourne VIC 3001
PMFR	Westpac Custodian Nominees ACF: Frank Russell Investment Management Account Code: PIMFR RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	Westpac Custodian Nominees State Street Fund BQ8D Level 9 / 50 Pitt Street Sydney NSW 2000
PMHOST	JP Morgan Chase Nominees Limited ACF: Host - Plus Pty Ltd Account Code: PIHOST RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 20004 Locked Bag 7, Royal Exchange Sydney NSW 2000
PML	Perpetual Management Limited Account Code: PTPML RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001

PMSTA	National Nominees Limited ACF: Super Trust of Australia Account Code: PISTA RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C: 5498-10 STPAAE 5th Floor South 271 Collins Street Melbourne VIC 3000
PNOM	Perpetual Nominees Pty Limited Account Code: PTPNOM RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTAL	Perpetual Australia Co Limited Account Code: PTPAL RBC Global Services Australia Nominees Pty Limited GPO Box 5424, Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5430, Sydney NSW 2000
PTAN	Perpetual Nominees Limited Account Code: PTPAN RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTCO	Perpetual Trustee Co. Limited Account Code: PTPCO RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTGEN	Perpetual Trustee Services General A/C Account Code: PTPGEN RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTNM	P.T.A. Nominees Limited ATF: Perpetual Trustees Nominees Limited Account Code: PTPNM RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424 Sydney NSW 2001
PTQLD	Perpetual Trustee Queensland Limited Account Code: PTQLD RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTVIC	Perpetual Trustee Victoria Limited Account Code: PTNM RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTWA	Perpetual Trustee WA Limited Account Code: PTPWA RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
QITE2	RBC Global Services Australia Nominees Pty Limited AFT: Quantitative Investments TE 2 Equity Fund Account Code: PIQTE2 GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
SMF	BNP Paribas Securities Services ACF: SMF Funds Management <SMF 0013> Account Code: PISMF RBC Global Services Australia Pty Limited GPO Box 5424 Sydney NSW 2001	Cogent Nominees Pty Limited A/C USLPEE. GPO Box R209, Royal Exchange, Sydney NSW 2000
T2	Perpetual Trustee Company Limited (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street, Sydney 2000

T3	Perpetual Trustees Victoria Limited (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street, Sydney 2000
T4	*Perpetual Trustees Queensland Limited* (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street, Sydney 2000
T6	Perpetual Trustees WA Limited (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street, Sydney 2000
T7	Perpetual Trustee Company Canberra Limited (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street, Sydney 2000
TEL	National Nominees Limited ACF: Telstra Superannuation Pty Limited Account Code: PITEL RBC Global Services Australia Nominees Pty Limited GPO Box 6424 Sydney NSW 2001	National Australia Custodian Services A/C 3093-15 TSPPAE 5th Floor South 271 Collins Street Melbourne VIC 3000

PRESENT RELEVENT INTERESTS

Summary (Perpetual Trustees)

File

HGI (Henderson Group Plc) | Portfolios

Portfolio	Fund	Holdings
AMCORP	PM	1,117,690
ARF	PM	4,711,519
GSF	PM	14,005,973
ICAS	PM	2,083,032
ICIS	PM	10,054,506
NSWTC	PM	1,660,695
PCEF	PM	5,275,444
SMF	PM	1,280,426
TEL	PM	4,176,739
T2	PCD	1,723
T7	PCD	480
PMCBUS	PM	3,248,582
PMHOST	PM	1,089,080
PMSTA	PM	3,212,599
PMCGSF	PM	1,585,769
PMWSRF	PM	1,071,446
PMISFJ	PM	23,226,876
CBAISF	PM	5,986,236
PMISF1	PM	39,393,383
PMISF2	PM	4,864,295
PIWGAF	PM	1,847,838
PIWSPF	PM	274,290
PIACT	PM	798,471
PIFIJI	PM	323,383
SSCEF	SS	454,628
SSCCM	SS	69,138
PIHEST	PM	2,157,814
PCCEF	PC	424,606
PCCCM	PC	54,919
PIEFM6	PM	7,932,457
PIWCPF	PM	751,404
PISTCF	PM	189,992

CHANGES IN RELEVANT INTERESTS

Account	Security	Volume	Value	Price	AsAtDate
AMCORP	HGI	- 34,483	- 49,656	$ 1.44	24/06/2005
AMCORP	HGI	11,493	16,378	$ 1.43	28/06/2005
AMCORP	HGI	17,202	24,513	$ 1.43	28/06/2005
ARF	HGI	- 2	- 3	$ 1.44	25/05/2005
ARF	HGI	9,825	14,639	$ 1.49	03/06/2005
ARF	HGI	7,861	11,752	$ 1.50	03/06/2005
ARF	HGI	5,896	8,795	$ 1.49	03/06/2005
ARF	HGI	- 122,647	- 176,612	$ 1.44	24/06/2005
ARF	HGI	72,518	103,338	$ 1.43	28/06/2005
ARF	HGI	48,450	69,041	$ 1.43	28/06/2005
GSF	HGI	38,053	56,764	$ 1.49	03/06/2005
GSF	HGI	63,422	94,499	$ 1.49	03/06/2005
GSF	HGI	50,738	75,853	$ 1.50	03/06/2005
GSF	HGI	- 335,177	- 482,655	$ 1.44	24/06/2005
GSF	HGI	143,640	204,687	$ 1.43	28/06/2005
GSF	HGI	214,991	306,362	$ 1.43	28/06/2005
ICAS	HGI	8,921	13,337	$ 1.50	03/06/2005
ICAS	HGI	11,150	16,614	$ 1.49	03/06/2005
ICAS	HGI	6,691	9,981	$ 1.49	03/06/2005
ICAS	HGI	- 40,992	- 59,028	$ 1.44	24/06/2005
ICAS	HGI	21,861	31,152	$ 1.43	28/06/2005
ICAS	HGI	32,721	46,627	$ 1.43	28/06/2005
NSWTC	HGI	22,526	33,676	$ 1.50	03/06/2005
NSWTC	HGI	16,895	25,202	$ 1.49	03/06/2005
NSWTC	HGI	28,157	41,954	$ 1.49	03/06/2005
NSWTC	HGI	- 46,173	- 66,489	$ 1.44	24/06/2005
NSWTC	HGI	25,550	36,409	$ 1.43	28/06/2005
NSWTC	HGI	17,070	24,325	$ 1.43	28/06/2005
PCCEF	HGI	- 329,033	- 473,808	$ 1.44	24/06/2005
PCCEF	HGI	6,148	8,761	$ 1.43	28/06/2005
PCCEF	HGI	4,107	5,852	$ 1.43	28/06/2005
PCEF	HGI	24,006	35,769	$ 1.49	03/06/2005
PCEF	HGI	14,404	21,486	$ 1.49	03/06/2005
PCEF	HGI	19,205	28,711	$ 1.50	03/06/2005
PCEF	HGI	- 47,158	- 67,908	$ 1.44	24/06/2005
PCEF	HGI	83,697	119,268	$ 1.43	28/06/2005
PCEF	HGI	55,920	79,686	$ 1.43	28/06/2005
PIACT	HGI	- 1	- 1	$ 1.44	23/05/2005
PIACT	HGI	441	657	$ 1.49	03/06/2005
PIACT	HGI	353	528	$ 1.50	03/06/2005
PIACT	HGI	265	395	$ 1.49	03/06/2005
PIACT	HGI	- 9,501	- 13,681	$ 1.44	24/06/2005
PIACT	HGI	11,568	16,484	$ 1.43	28/06/2005
PIACT	HGI	7,728	11,012	$ 1.43	28/06/2005
PIEFM6	HGI	25,006	36,009	$ 1.44	19/05/2005
PIEFM6	HGI	8,151	11,737	$ 1.44	20/05/2005
PIEFM6	HGI	111,636	160,198	$ 1.44	23/05/2005
PIEFM6	HGI	44,267	63,523	$ 1.44	24/05/2005
PIEFM6	HGI	79,424	113,973	$ 1.44	25/05/2005

PIEFM6	HGI	80,847	120,462	$	1.49	02/06/2005
PIEFM6	HGI	21,966	32,729	$	1.49	03/06/2005
PIEFM6	HGI	13,180	19,661	$	1.49	03/06/2005
PIEFM6	HGI	17,573	26,272	$	1.50	03/06/2005
PIEFM6	HGI	87,962	129,823	$	1.48	06/06/2005
PIEFM6	HGI	24,016	35,304	$	1.47	10/06/2005
PIEFM6	HGI	32,983	48,449	$	1.47	10/06/2005
PIEFM6	HGI	- 26,287	- 38,642	$	1.47	10/06/2005
PIEFM6	HGI	- 1,055	- 1,546	$	1.47	10/06/2005
PIEFM6	HGI	52,490	76,877	$	1.46	14/06/2005
PIEFM6	HGI	171,527	247,857	$	1.45	15/06/2005
PIEFM6	HGI	268,101	384,725	$	1.44	16/06/2005
PIEFM6	HGI	105,939	152,022	$	1.44	16/06/2005
PIEFM6	HGI	- 47,134	- 67,873	$	1.44	24/06/2005
PIFIJI	HGI	674	1,008	$	1.50	03/06/2005
PIFIJI	HGI	843	1,256	$	1.49	03/06/2005
PIFIJI	HGI	506	755	$	1.49	03/06/2005
PIFIJI	HGI	- 5,377	- 7,743	$	1.44	24/06/2005
PIFIJI	HGI	3,853	5,491	$	1.43	28/06/2005
PIFIJI	HGI	2,574	3,668	$	1.43	28/06/2005
PIHEST	HGI	- 1	- 1	$	1.47	01/06/2005
PIHEST	HGI	898	1,343	$	1.50	03/06/2005
PIHEST	HGI	1,122	1,672	$	1.49	03/06/2005
PIHEST	HGI	674	1,005	$	1.49	03/06/2005
PIHEST	HGI	- 25,679	- 36,978	$	1.44	24/06/2005
PIHEST	HGI	31,265	44,553	$	1.43	28/06/2005
PIHEST	HGI	20,888	29,765	$	1.43	28/06/2005
PISTCF	HGI	189,992	275,488	$	1.45	26/05/2006
PIWGAF	HGI	72,037	105,174	$	1.46	27/05/2005
PIWGAF	HGI	34,459	50,582	$	1.47	31/05/2005
PIWGAF	HGI	32,401	48,440	$	1.50	03/06/2005
PIWGAF	HGI	84,868	125,681	$	1.48	08/06/2005
PIWGAF	HGI	36,560	53,634	$	1.47	09/06/2005
PIWGAF	HGI	54,412	78,353	$	1.44	17/06/2005
PIWGAF	HGI	- 51,559	- 74,245	$	1.44	24/06/2005
PIWSPF	HGI	9,419	13,799	$	1.47	30/05/2005
PMCBUS	HGI	- 38,806	- 55,881	$	1.44	24/06/2005
PMCBUS	HGI	47,132	67,163	$	1.43	28/06/2005
PMCBUS	HGI	31,490	44,873	$	1.43	28/06/2005
PMCGSF	HGI	36,858	53,813	$	1.46	31/05/2005
PMCGSF	HGI	3,698	5,510	$	1.49	03/06/2005
PMCGSF	HGI	2,219	3,310	$	1.49	03/06/2005
PMCGSF	HGI	2,959	4,424	$	1.50	03/06/2005
PMCGSF	HGI	- 43,281	- 62,325	$	1.44	24/06/2005
PMCGSF	HGI	24,376	34,736	$	1.43	28/06/2005
PMCGSF	HGI	16,286	23,208	$	1.43	28/06/2005
CBAISF	HGI	12,577	18,803	$	1.50	03/06/2005
CBAISF	HGI	15,721	23,424	$	1.49	03/06/2005
CBAISF	HGI	9,433	14,071	$	1.49	03/06/2005
CBAISF	HGI	- 15,843	- 22,814	$	1.44	24/06/2005
CBAISF	HGI	18,386	26,200	$	1.43	28/06/2005
CBAISF	HGI	27,520	39,216	$	1.43	28/06/2005
CBAISF	HGI	26,427	38,055	$	1.44	19/05/2005

CBAISF	HGI	8,195	11,801	$	1.44	20/05/2005
CBAISF	HGI	84,147	120,751	$	1.44	23/05/2005
CBAISF	HGI	34,301	49,222	$	1.44	24/05/2005
CBAISF	HGI	66,711	95,730	$	1.44	25/05/2005
CBAISF	HGI	86,612	129,052	$	1.49	02/06/2005
CBAISF	HGI	13,306	19,892	$	1.50	03/06/2005
CBAISF	HGI	16,633	24,783	$	1.49	03/06/2005
CBAISF	HGI	9,980	14,887	$	1.49	03/06/2005
CBAISF	HGI	67,625	99,808	$	1.48	06/06/2005
CBAISF	HGI	25,834	37,976	$	1.47	10/06/2005
CBAISF	HGI	35,480	52,117	$	1.47	10/06/2005
CBAISF	HGI	- 798	- 1,169	$	1.47	10/06/2005
CBAISF	HGI	- 19,891	- 29,240	$	1.47	10/06/2005
CBAISF	HGI	41,628	60,968	$	1.46	14/06/2005
CBAISF	HGI	129,601	187,273	$	1.45	15/06/2005
CBAISF	HGI	16,835	24,158	$	1.44	17/06/2005
CBAISF	HGI	9,974	14,313	$	1.44	17/06/2005
CBAISF	HGI	64,428	91,810	$	1.43	28/06/2005
CBAISF	HGI	96,432	137,416	$	1.43	28/06/2005
PMHOST	HGI	- 1	- 1	$	1.44	23/05/2005
PMHOST	HGI	- 13,191	- 18,995	$	1.44	24/06/2005
PMHOST	HGI	15,778	22,484	$	1.43	28/06/2005
PMHOST	HGI	10,542	15,022	$	1.43	28/06/2005
ICIS	HGI	4,422	6,596	$	1.49	03/06/2005
ICIS	HGI	5,896	8,815	$	1.50	03/06/2005
ICIS	HGI	7,369	10,980	$	1.49	03/06/2005
ICIS	HGI	- 94,837	- 136,565	$	1.44	24/06/2005
ICIS	HGI	29,342	41,812	$	1.43	28/06/2005
ICIS	HGI	43,917	62,582	$	1.43	28/06/2005
ICIS	HGI	34,186	49,228	$	1.44	19/05/2005
ICIS	HGI	8,598	12,381	$	1.44	20/05/2005
ICIS	HGI	136,116	195,326	$	1.44	23/05/2005
ICIS	HGI	54,715	78,516	$	1.44	24/05/2005
ICIS	HGI	100,344	143,994	$	1.44	25/05/2005
ICIS	HGI	102,736	153,077	$	1.49	02/06/2005
ICIS	HGI	15,576	23,235	$	1.49	03/06/2005
ICIS	HGI	20,768	31,048	$	1.50	03/06/2005
ICIS	HGI	25,960	38,680	$	1.49	03/06/2005
ICIS	HGI	104,841	154,735	$	1.48	06/06/2005
ICIS	HGI	25,964	38,167	$	1.47	10/06/2005
ICIS	HGI	35,657	52,377	$	1.47	10/06/2005
ICIS	HGI	- 32,073	- 47,147	$	1.47	10/06/2005
ICIS	HGI	- 1,287	- 1,885	$	1.47	10/06/2005
ICIS	HGI	62,410	91,406	$	1.46	14/06/2005
ICIS	HGI	206,781	298,799	$	1.45	15/06/2005
ICIS	HGI	70	100	$	1.44	16/06/2005
ICIS	HGI	27	39	$	1.44	16/06/2005
ICIS	HGI	19,048	27,334	$	1.44	17/06/2005
ICIS	HGI	11,285	16,194	$	1.44	17/06/2005
ICIS	HGI	81,329	115,894	$	1.43	28/06/2005
ICIS	HGI	121,729	173,464	$	1.43	28/06/2005
PMISF1	HGI	214,381	308,709	$	1.44	19/05/2005
PMISF1	HGI	75,056	108,081	$	1.44	20/05/2005

PMISF1	HGI	928,101	1,331,825	$	1.44	23/05/2005
PMISF1	HGI	366,717	526,239	$	1.44	24/05/2005
PMISF1	HGI	703,521	1,009,553	$	1.44	25/05/2005
PMISF1	HGI	729,805	1,087,409	$	1.49	02/06/2005
PMISF1	HGI	185,447	276,316	$	1.49	03/06/2005
PMISF1	HGI	111,260	165,967	$	1.49	03/06/2005
PMISF1	HGI	148,351	221,785	$	1.50	03/06/2005
PMISF1	HGI	739,572	1,091,534	$	1.48	06/06/2005
PMISF1	HGI	307,882	452,248	$	1.47	10/06/2005
PMISF1	HGI	224,186	329,553	$	1.47	10/06/2005
PMISF1	HGI	- 8,902	- 13,041	$	1.47	10/06/2005
PMISF1	HGI	- 221,749	- 325,971	$	1.47	10/06/2005
PMISF1	HGI	443,829	650,032	$	1.46	14/06/2005
PMISF1	HGI	1,492,091	2,156,072	$	1.45	15/06/2005
PMISF1	HGI	34	49	$	1.44	16/06/2005
PMISF1	HGI	87	125	$	1.44	16/06/2005
PMISF1	HGI	132,903	190,716	$	1.44	17/06/2005
PMISF1	HGI	78,741	112,993	$	1.44	17/06/2005
PMISF1	HGI	874,969	1,246,831	$	1.43	28/06/2005
PMISF1	HGI	584,585	833,034	$	1.43	28/06/2005
PMISFJ	HGI	41,707	62,352	$	1.50	03/06/2005
PMISFJ	HGI	52,133	77,678	$	1.49	03/06/2005
PMISFJ	HGI	31,280	46,660	$	1.49	03/06/2005
PMISFJ	HGI	- 482,186	- 694,348	$	1.44	24/06/2005
PMISFJ	HGI	298,490	425,348	$	1.43	28/06/2005
PMISFJ	HGI	199,427	284,183	$	1.43	28/06/2005
PMSTA	HGI	13,902	20,783	$	1.50	03/06/2005
PMSTA	HGI	10,427	15,554	$	1.49	03/06/2005
PMSTA	HGI	17,377	25,892	$	1.49	03/06/2005
PMSTA	HGI	- 27,115	- 39,046	$	1.44	24/06/2005
PMSTA	HGI	45,894	65,399	$	1.43	28/06/2005
PMSTA	HGI	30,663	43,695	$	1.43	28/06/2005
SMF	HGI	75,000	109,500	$	1.46	31/05/2005
SMF	HGI	- 70,607	- 101,674	$	1.44	24/06/2005
SMF	HGI	13,129	18,709	$	1.43	28/06/2005
SMF	HGI	19,650	28,001	$	1.43	28/06/2005
SSCEF	HGI	- 9,517	- 13,704	$	1.44	24/06/2005
SSCEF	HGI	6,585	9,384	$	1.43	28/06/2005
SSCEF	HGI	4,400	6,270	$	1.43	28/06/2005
T2	HGI	- 6,545	-	$	-	-
TEL	HGI	8,839	13,185	$	1.49	03/06/2005
TEL	HGI	14,730	21,948	$	1.49	03/06/2005
TEL	HGI	11,785	17,619	$	1.50	03/06/2005
TEL	HGI	- 109,704	- 157,974	$	1.44	24/06/2005
TEL	HGI	42,945	61,197	$	1.43	28/06/2005
TEL	HGI	64,277	91,595	$	1.43	28/06/2005

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	HENDERSON GROUP PLC
ABN	30 106 988 836

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GERALD PAUL AHERNE
Date of last notice	22 DECEMBER 2004 – APPENDIX 3Y

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	DIRECTOR IS BENEFICIAL OWNER REGISTERED HOLDER, ODL NOMINEES LIMITED
Date of change	22 APRIL 2005
No. of securities held prior to change	50,000
Class	TEN PENCE ORDINARY SHARES (UK STERLING)
Number acquired	n/a
Number disposed	26,000 ORDINARY SHARES CANCELLED IN ACCORDANCE WITH THE TERMS OF THE RETURN OF CASH
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	55 PENCE PER SHARE
No. of securities held after change	24,000

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	CANCELLATION OF SHARES AS A RESULT OF THE RETURN OF CASH. THE CANCELLATION OF SHARES AFFFECTED ALL SHAREHOLDERS WHO HELD HENDERSON GROUP PLC SHARES AT THAT TIME.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	HENDERSON GROUP PLC
ABN	30 106 988 836

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DUNCAN GEORGE ROBINSON FERGUSON
Date of last notice	5 July 2004 – APPENDIX 3Y

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	ALISON MARGARET FERGUSON (WIFE OF DUNCAN GEORGE ROBIN FERGUSON) HELD VIA GREENWOOD NOMINEES LIMITED
Date of change	22 APRIL 2005
No. of securities held prior to change	25,000
Class	TEN PENCE ORDINARY SHARES (UK STERLING)
Number acquired	n/a
Number disposed	13,000 ORDINARY SHARES CANCELLED IN ACCORDANCE WITH THE TERMS OF THE RETURN OF CASH
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	55p PER SHARE
No. of securities held after change	12,000

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	CANCELLATION OF SHARES AS A RESULT OF THE RETURN OF CASH. THE CANCELLATION OF SHARES AFFECTED ALL SHAREHOLDERS OF HENDERSON GROUP PLC AT THAT TIME.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	HENDERSON GROUP PLC
ABN	30 106 988 836

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ANTHONY CHARLES HOTSON
Date of last notice	30 DECEMBER 2003 – APPENDIX 3Y

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	REGISTERED HOLDER IS SCEPTRE NOMINEES LIMITED BENEFICIAL OWNERS ARE THE DIRECTOR AND HIS SPOUSE
Date of change	22 APRIL 2005 AND 25 APRIL 2005
No. of securities held prior to change	45,700
Class	TEN PENCE ORDINARY SHARES (UK STERLING)
Number acquired	n/a
Number disposed	24,200 ORDINARY SHARES CANCELLED IN ACCORDANCE WITH THE TERMS OF THE RETURN OF CASH (23,764 SHARES) AND THE REDUCTION IN INVESTOR BASE (436 SHARES)
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	55 PENCE PER SHARE (RETURN OF CASH) 64 PENCE PER SHARE (REDUCTION OF INVESTORS BASE)

+ See chapter 19 for defined terms.

No. of securities held after change	21,500
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	CANCELLATION OF SHARES AS A RESULT OF THE RETURN OF CASH AND REDUCTION OF INVESTOR BASE. THE CANCELLATION OF SHARES AFFFECTED ALL SHAREHOLDERS WHO HELD HENDERSON GROUP PLC SHARES AT THAT TIME.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	HENDERSON GROUP PLC
ABN	30 106 988 836

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	RUPERT PENNANT-REA
Date of last notice	30 MARCH 2005– APPENDIX 3Y

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	RUPERT PENNANT-REA
Date of change	22 APRIL 2005
No. of securities held prior to change	100,000
Class	TEN PENCE ORDINARY SHARES (UK STERLING)
Number acquired	n/a
Number disposed	52,000 ORDINARY SHARES CANCELLED IN ACCORDANCE WITH THE TERMS OF THE RETURN OF CASH
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	55 PENCE PER SHARE
No. of securities held after change	48,000

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	CANCELLATION OF SHARES AS A RESULT OF THE RETURN OF CASH. THE CANCELLATION OF SHARES AFFFECTED ALL SHAREHOLDERS WHO HELD HENDERSON GROUP PLC SHARES AT THAT TIME.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	HENDERSON GROUP PLC
ABN	30 106 988 836

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DAVID JOHN SEYMOUR ROQUES
Date of last notice	16 JANUARY 2004– APPENDIX 3Y

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	DAVID JOHN SEYMOUR ROQUES
Date of change	22 APRIL 2005
No. of securities held prior to change	25,000
Class	TEN PENCE ORDINARY SHARES (UK STERLING)
Number acquired	n/a
Number disposed	13,000 ORDINARY SHARES CANCELLED IN ACCORDANCE WITH THE TERMS OF THE RETURN OF CASH
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	55 PENCE PER SHARE
No. of securities held after change	12,000

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	CANCELLATION OF SHARES AS A RESULT OF THE RETURN OF CASH. THE CANCELLATION OF SHARES AFFECTED ALL SHAREHOLDERS WHO HELD HENDERSON GROUP PLC SHARES AT THAT TIME

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	HENDERSON GROUP PLC
ABN	30 106 988 836

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	SIR WILLIAM WELLS
Date of last notice	29 DECEMBER 2003 – APPENDIX 3Y

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	22 APRIL 2005 AND 25 APRIL 2005
No. of securities held prior to change	104,077
Class	TEN PENCE ORDINARY SHARES (UK STERLING)
Number acquired	N/A
Number disposed	54,577 ORDINARY SHARES CANCELLED IN ACCORDANCE WITH THE TERMS FO THE RETURN OF CASH (54,120 SHARES) AND REDUCTION OF INVESTOR BASE (457 SHARES)
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	55 PENCE PER SHARE (RETURN OF CASH) 64 PENCE PER SHARE (REDUCTION OF INVESTOR BASE)

+ See chapter 19 for defined terms.

No. of securities held after change	49,500
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	CANCELLATION OF SHARES AS A RESULT OF THE RETURN OF CASH AND REDUCTION OF INVESTOR BASE. THE CANCELLATION OF SHARES AFFECTED ALL SHAREHOLDERS OF HENDERSON GROUP PLC AT THAT TIME

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Henderson Group plc**
ABN	**30 106 988 836**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Sir William Wells
Date of last notice	10 June 2005
Date that director ceased to be director	9 June 2005

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
49,500 Ordinary Shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.



Henderson Group plc

Update of number of securities quoted on ASX

2 June 2005

The attached form provides an update to the number of CDIs quoted on the ASX and the net transfers from the CDI register during May 2005.

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Henderson Group plc

ABN

30 106 988 836

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests (CDIs)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	664,433,000 At 30 April 2005 (462,874) Net transfers 663,970,126 At 31 May 2005
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	CDIs over fully paid ordinary shares quoted on the London Stock Exchange (LSE)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Net transfers of securities between CDIs and ordinary shares listed on LSE
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Various dates during May 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	663,970,126	CDIs

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,152,929,204	Fully paid ordinary shares quoted on the LSE

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing securities

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 2 June 2005
(~~Director~~/Company secretary)

Print name: Steven O'Brien

== == == == ==

+ See chapter 19 for defined terms.





Henderson Group plc

Impact of International Financial Reporting Standards (IFRS)

Toby Hiscock, Chief Financial Officer

24 June 2005



DISCLAIMER

These materials issued by Henderson Group plc are a summary of certain information contained in the stock exchange announcement dated 24 June 2005 and should be read in conjunction with the full text of the announcement.

This presentation contains forward-looking statements with respect to the financial condition, results and business of Henderson Group plc. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Henderson Group's actual future results may differ materially from the results expressed or implied in these forward-looking statements.

Henderson Group plc



Transition to International Financial Reporting Standards (IFRS)

The information set out in this presentation, the Preliminary IFRS Financial Statements for the year ended 31 December 2004 and the stock exchange announcement is based upon the IFRS currently in issue and our current understanding of how those standards should be applied.

The standards in issue are subject to ongoing review and endorsement by the European Union (EU), and the application of the standards continues to be subject to review by the International Financial Reporting Interpretations Committee (IFRIC).

2

Henderson Group plc



Introduction

Adopted IFRS for financial reporting purposes from 1 January 2005

First IFRS results - interim results for 6 months to 30 June 2005

Comparatives for 2004 will be restated where applicable

Include impact of IFRS on results of Life Companies (Pearl, London Life, National Provident Life and NPI Limited), which were divested on 13 April 2005

3

Henderson Group plc



Key impacts

- IFRS adjustments arising in respect of continuing operations:
  - Profit after tax for year ended 31 December 2004 increased by £22.4m
  - Consolidated shareholders' equity at 31 December 2004 decreased by £11.5m
- No material change to capital management policy
- No implications expected for underlying business cash flows or dividends
- Change in the timing of performance fee income recognition resulting in a shift towards earlier recognition, with a greater proportion of performance fees recognised in the first half rather than second half of each year
- Inclusion in the Consolidated Balance Sheet of the net liability in respect of the defined benefit staff pension scheme with actuarial gains and losses to go through the Consolidated Statement of Recognised Income and Expense
- Goodwill arising from previous acquisitions frozen at UKGAAP value at 1 January 2004 and reversal of amortisation charged under UKGAAP in the year ended 31 December 2004 UKGAAP financial statements
- Capitalisation of initial commission income and expenditure, with resulting amortisation, and other commissions that are not capitalised shown gross in the Consolidated Income Statement
- Life Business classified as discontinued operations/held for sale up to date of disposal on 13 April 2005

Henderson Group plc



Reconciliation of consolidated shareholders' equity

	Note	31 Dec 04 £m	01 Jan 04 £m
Consolidated shareholders' equity as reported under UKGAAP (2004 FAFRA)		1,837.7	1,689.1
IFRS adjustments arising in respect of continuing operations:			
1. Business combinations & goodwill (IFRS 3 & IAS 38)	1	17.0	-
2. Lease obligations and incentives (IAS 17)	2	(3.2)	(3.6)
3. Performance fees (IAS 18)	3	3.2	1.6
4. Initial charges/commissions (IAS 18)	4	(1.6)	(1.3)
5. Retirement benefits (IAS 19)	5	(29.6)	(28.3)
6. Investments: Recognition & Measurement (IAS 39)	6	1.5	0.3
7. Deferred taxation (IAS 12)	7	1.2	0.9
Total IFRS adjustments arising in respect of continuing operations		(11.5)	(30.4)
Consolidated shareholders' equity after IFRS adjustments in respect of continuing operations		1,826.2	1,658.7
IFRS adjustments arising in respect of discontinued operations	8	(351.2)	(51.7)
Consolidated shareholders' equity as reported under IFRS		1,475.0	1,607.0
Minority interest arising in respect of discontinued operations	9	417.3	299.4
Consolidated equity as reported under IFRS		1,892.3	1,906.4



Reconciliation of consolidated profit/(loss)

	Note	Consolidated Income Statement	Statement of Recognised Income and Expense (SORIE)
		31 Dec 04	31 Dec 04
		£m	£m
Profit on ordinary activities after taxation as reported under UKGAAP (2004 FAFRA)		42.2	(1.9)
IFRS adjustments arising in respect of continuing operations:			
1. Business combinations & goodwill (IFRS 3 & IAS 36)	1	17.0	-
2. Lease obligations and incentives (IAS 17)	2	0.4	-
3. Performance fees (IAS 18)	3	1.6	-
4. Initial charges/commissions (IAS 18)	4	(0.3)	-
5. Retirement benefits (IAS 19)	5	3.8	(5.1)
6. Investments: Recognition & Measurement (IAS 39)	6	-	1.2
7. Deferred taxation (IAS 12)	7	(0.1)	0.4
Total IFRS adjustments arising in respect of continuing operations		22.4	(3.5)
Profit on ordinary activities after taxation after IFRS adjustments in respect of continuing operations		64.6	(5.4)
IFRS adjustments arising in respect of discontinued operations	8	(237.8)	(18.8)
Loss after tax from all operations as reported under IFRS		(173.2)	(24.2)



Continuing operations

1. IFRS 3 Business Combinations & IAS 36 Impairment of Assets

Technical

In accordance with the transitional provisions of IFRS 1, Henderson Group has chosen to apply IFRS 3 prospectively from the date of transition. This has resulted in the value of goodwill arising from previous acquisitions being frozen at their UKGAAP values at 1 January 2004. The goodwill balance as at this date will be subject to an annual impairment review. Previously written off or amortised goodwill is permanently removed and not considered in calculating the profit or loss on any future disposals.

There is no impact on the opening 1 January 2004 reserves. The impact on the 2004 Consolidated Income Statement in respect of the Henderson Group is £17.0m favourable, being the reversal of the amortisation charged to the Profit and Loss Account in 2004. The £17.0m reversal in 2004 is an accurate reflection of the annualised impact on the Consolidated Income Statement in future periods. The goodwill was not due to be fully amortised under UKGAAP until 2020.

Impact on Henderson Group

	Goodwill
	£m
Opening 1 January 2004 consolidated shareholders' equity	0.0
2004 Consolidated Income Statement impact	17.0
2004 SORIE impact	-
Closing 31 December 2004 consolidated shareholders' equity	17.0

Henderson Group plc



Continuing operations

2. IAS 17 Leases

Technical

Under IFRS, Henderson Group will amortise lease incentives received over the term of the lease. Previously, under UKGAAP, such incentives were amortised over the period to the first rental review.

The Life Services business has been required to reclassify certain leases previously treated as operating leases as finance leases. There has been no such impact in respect of any Henderson Group leases.

The change reduces opening balance sheet reserves at 1 January 2004 by (£3.6m). The annualised impact on the Consolidated Income Statement for the Henderson Group for the year ended 31 December 2004 is a credit of £0.4m which will continue each year until 2011.

Impact on Henderson Group

	Lease obligations
	£m
Opening 1 January 2004 consolidated shareholders' equity	(3.6)
2004 Consolidated Income Statement impact	0.4
2004 SORIE impact	-
Closing 31 December 2004 consolidated shareholders' equity	(3.2)

8

Henderson Group plc



Continuing operations

3. IAS 18 Revenue – performance fee recognition

Technical

Under UKGAAP the Henderson Group recognised performance fees on investment management contracts only when the fund/portfolio accounts had been audited (if appropriate) and approved by the fund Trustees/Board.

Under IFRS the criteria for revenue recognition have changed. Henderson Group will recognise performance fees slightly earlier than it would have previously under UKGAAP, impacting both annual and interim results.

For example, full year 2004 pre tax profits under IFRS are £1.6m higher comprising an increase in 1H 04 pre tax profits of £9.6m offset by a reduction in 2H 04 pre tax profits of (£8.0m).

Impact on Henderson Group

	Performance fees
	£m
Opening 1 January 2004 consolidated shareholders' equity	1.6
2004 Consolidated Income Statement impact	1.6
2004 SORIE impact	-
Closing 31 December 2004 consolidated shareholders' equity	3.2

9



Continuing operations

4 IAS 18 Revenue – deferred commission income & expenditure

Technical

Under UKGAAP commission was recognised in the Profit and Loss Account in the period in which it arose. IAS 18 requires that certain commission income and expenditure are capitalised and amortised over the estimated lifespan of investment in the respective product.

For our UK OEICs we have assessed the relevant period as 3 years. For our offshore Horizon fund range we have assessed the period as 1 year (no change from UKGAAP). The impact on opening balance sheet reserves at 1 January 2004 is to reduce them by (£1.3m), with a further (£0.3m) reduction in the Consolidated Income Statement for 2004. Both adjustments represent temporary timing differences.

IAS 18 and IAS 1 also require all commission income and expenses to be shown gross in the Consolidated Income Statement, whereas current industry practice has been to net these off. This results in commission income of £21.1m and commission payable of £22.3m shown gross in the Consolidated Income Statement for 2004.

Impact on Henderson Group

	Deferred commissions £m
Opening 1 January 2004 consolidated shareholders' equity	(1.3)
2004 Consolidated Income Statement impact	(0.3)
2004 SORIE impact	-
Closing 31 December 2004 consolidated shareholders' equity	(1.6)



Continuing operations

5. IAS 19 Employee Benefits – *retirement benefits*

Technical

The net liability in respect of the defined benefit sections of the staff pension scheme will be recognised in the Consolidated Balance Sheet with actuarial gains and losses taken through the Consolidated Statement of Recognised Income and Expense.

Other long-term benefits including unfunded pension scheme liabilities are treated similarly to defined benefit schemes under IAS 19.

The accounting treatment of the defined contribution section of the staff pension scheme remains unchanged (i.e. contributions expensed in the period in which they are incurred).

Impact on Henderson Group

	Retirement benefits £m
Opening 1 January 2004 consolidated shareholders' equity	(28.3)
2004 Consolidated Income *Statement impact*	3.8
2004 SORIE impact	(5.1)
Closing 31 December 2004 consolidated shareholders' equity	(29.6)



Continuing operations

6. IAS 39 Financial Instruments: Recognition & Measurement

Technical

Under UKGAAP Group investments were either held at mid-market value, in the case of investments held by the Life Services operation as assets backing insurance liabilities, or at cost, for example BPL investment and co-investment capital in Henderson products.

Under IFRS, Henderson Group intends to classify investments as 'Available-For-Sale'. Any unrealised gains and losses on these investments will be taken to the Consolidated Statement of Recognised Income and Expense. On sale, any amount previously recognised through equity will be reversed out, and the full realised gain or loss on disposal recognised through the Consolidated Income Statement.

Henderson Group does not hold any interests in investments significant enough to result in consolidation under IAS27.

Impact on Henderson Group

	Investment valuations
	£m
Opening 1 January 2004 consolidated shareholders' equity	0.3
2004 Consolidated Income Statement impact	-
2004 SORIE impact	1.2
Closing 31 December 2004 consolidated shareholders' equity	1.5

The market movement in respect of 90% of the £66m Henderson Group investment in BPL is excluded from the above movement as this was held by Pearl throughout 2004. The Henderson Group investment of £6m recognised a £0.2m gain through the SORIE in 2004.



Continuing operations

7. IAS 12 Income Taxes

Technical

The net effect of the above adjustments has resulted in an increase of £1.2m in the deferred tax asset carried under IAS 12 in the Consolidated Balance Sheet, analysed as:

- Increase under IFRS in the unfunded pension fund deficit of £2.6m, resulting in an increase in the deferred tax asset of £0.8m; and
- Differences under IFRS in accounting for performance fees, commissions, investments and lease incentives resulting in an increase in the deferred tax asset of £0.4m

IFRS (IAS 12) itself does not differ significantly from UKGAAP (FRS 19) when applied to the Henderson Group. Deferred tax assets and liabilities are recognised on an undiscounted basis under IAS 12, whereas FRS 19 permitted discounting, though Henderson Group did not do so.

No deferred tax asset has been recognised in respect of retirement benefits as at 31 December 2004, since the Group at this time had significant tax losses to offset future profits.

Impact on Henderson Group

	Deferred taxation
	£m
Opening 1 January 2004 consolidated shareholders' equity	0.9
2004 Consolidated Income Statement impact	(0.1)
2004 SORIE impact	0.4
Closing 31 December 2004 consolidated shareholders' equity	1.2



Continuing operations

Non-adjusting IFRS impacts of note

IFRS 2 Share-based payments (e.g. LTIP, STI deferral, SIP, SAYE, RSP)

IFRS 2 requires Henderson Group to recognise a charge to the Consolidated Income Statement for the fair value of outstanding share options granted to employees after 7 November 2002, using a stochastic option valuation model. The charge is spread over the relevant option vesting periods, adjusted to reflect actual and expected levels of vesting.

In addition the Consolidated Income Statement will record the impact of any other share awards made to employees under any existing or new schemes, at the fair value of those awards. The fair value of an award is calculated as the value of the shares on the date of grant, including any applicable uplifts, discounted for the dividends foregone over the average holding period of the award. The fair value charges, adjusted to reflect actual and expected levels of vesting, will be spread over the performance year and vesting period of the awards.

This amendment has no impact on the opening balance sheet reserves as at 1 January 2004 or the Consolidated Income Statement for the year ended 31 December 2004, as Henderson Group early adopted FRS 20 for the 2004 UKGAAP year end accounts, which is consistent with IFRS 2.



Continuing operations

Non-adjusting IFRS impacts of note

IAS 10 Events after the Balance Sheet date

Henderson Group will recognise dividends declared after the Balance Sheet date in the reporting period in which they are declared, as they represent non-adjusting events after the Balance Sheet date under IFRS.

The change does not impact the opening Balance Sheet reserves at 1 January 2004, as no dividends were declared by the group after the Balance Sheet date in either 2003 or 2004.

Henderson Group expects to make its first dividend payment in early 2006 in respect of the second half of the year ending 31 December 2005. This dividend will be recognised in the 2006 financial statements in accordance with IFRS.

IAS 38 Intangible assets

Henderson Group is currently reviewing the implications of IAS 38 in respect of the capitalisation of certain software expenditure. It is not anticipated that any material IFRS adjustments will be required as a result of this review. The Group does not hold any other assets at this time which require adjustment in accordance with IAS 38.

Henderson Group plc



8. IFRS adjustments in respect of discontinued operations

	Retirement benefits	Investment contracts	Contingent capital	Other	Total IFRS adjustments to carrying value of Life Services net assets	Impairment of Life Services	Total Life Services After Impairment
	IAS 19 note 8.1	IFRS 4 & IAS 39 note 8.2	note 8.3	note 8.4		IFRS 5 Note 8.5	
	£m	£m	£m	£m	£m	£m	£m
Opening 1 January 2004 consolidated shareholders' equity	(41.7)	62.1	(59.9)	(12.2)	(51.7)	-	(51.7)
2004 Consolidated Income Statement impact	24.9	(16.7)	(139.4)	(12.9)	(144.1)	(136.6)	(280.7)
2004 SORIE impact	(20.2)	-	-	1.4	(18.8)	-	(18.8)
Closing 31 December 2004 consolidated shareholders' equity	(37.0)	45.4	(199.3)	(23.7)	(214.6)	(136.6)	(351.2)

2004 Consolidated Income Statement (as above)	(280.7)
Minority interest movement	42.9
Total IFRS adjustments arising in respect of discontinued operations	(237.8)

16

Henderson Group plc



Discontinued operations

Other adjustments to Life Services under IFRS

Technical

8.1 Retirement benefits - (£37.0m) impact on December 2004 equity (IAS 19)

The net liability in respect of the defined benefit sections of the staff pension scheme plus unfunded pension liabilities totalled (£41.7m) at 1 January 2004. IFRS adjustments in respect of 2004 were to recognise an actuarial loss of (£20.2m) through the Consolidated Statement of Recognised Income and Expense and a profit of £24.9m through the Consolidated Income Statement resulting in a closing balance sheet liability of £37.0m.

8.2 Investment contracts - £45.4m impact on December 2004 equity (IFRS 4 & IAS 39)

Contracts underwritten by insurance subsidiaries that do not meet the definition of an insurance contract under IFRS 4 have been accounted for as investment contracts in accordance with IAS 39. Under UKGAAP such contracts were accounted for as insurance contracts. This has resulted in the release of reserves related to these contracts.

8.3 Contingent capital - (£199.3m) impact on December 2004 equity

Moving the carrying value of the contingent capital provided to the policyholder funds of National Provident Life Limited and London Life Limited from a market consistent embedded value (MCEV) basis to the carrying value of the contingent loan liabilities in National Provident Life Limited and London Life Limited respectively.

17



Discontinued operations

Other adjustments to Life Services under IFRS (cont'd)

Technical

8.4 Other IFRS adjustments – (£23.7m) impact on December 2004 equity

This comprises a number of adjustments which impact the Life Companies including:

- The consolidation of certain property limited partnerships, open ended investment companies, unit trusts and private equity investments in accordance with IAS27; and
- The revaluation of investments to fair value under IFRS compared to middle market value under UKGAAP. This also impacts the value of insurance contract liabilities.



Discontinued operations

8.5 IFRS 5 Non-current Assets Held for Sale and Discontinued Operations

Technical

Where a major component of an entity has either been disposed of or is classified as held for sale, as applies to the Life Services business at the 2004 year end, any gain or loss recognised on the measurement of fair value less costs to sell is required to be separately identified either in the notes or on the face of the Consolidated Income Statement.

Under IFRS the value of the assets of the Life Services operations has been written down to the value at which they were disposed of. This has no impact on the opening 1 January 2004 reserves. The impact on the 2004 Consolidated Income Statement of Life Services is (£136.6m), equating to the adjusted loss on disposal under IFRS.

	Pro forma[1] £m	Adjustments £m	IFRS £m
Consideration	1,070.0	-	1,070.0
Interest accrued to completion date	-	6.1	6.1
Settlement of loans	(7.0)	1.1	(5.9)
Consideration for BPL	34.0	(2.2)	31.8
Disposal costs	(28.0)	7.5	(20.5)
Contribution to Transferring Pension Scheme	-	(22.7)	(22.7)
Fair value of disposal group	1,069.0	(10.2)	1,058.8
Carrying value of Life Services net assets	(1,410.0)	214.6[2]	(1,195.4)
Impairment/Loss on disposal	**(341.0)**	**204.4**	**(136.6)**

1. The pro forma loss on disposal was disclosed in note 38 to the Full Annual Financial Report and Accounts for the year ended 31 December 2004.

2. The total IFRS adjustments impacting the carrying value of Life Services net assets before the impairment upon disposal is set out in the table of IFRS adjustments in respect of discontinued operations on page 18



Discontinued Operations

Other adjustments to Life Services under IFRS (cont'd)

Technical

9.0 Minority interest arising in respect of discontinued operations £417.3m

The movement in minority interest of £417.3m set out in the reconciliation of consolidated shareholders' equity comprises:

- £83.3m to include minority interest within equity. This includes £4.0m of profits arising in 2004 in respect of minority interests. Under UKGAAP minority interest was excluded from equity; and
- £334.0m in respect of newly consolidated entities in accordance with IFRS comprising property limited partnerships, open-ended investment companies, unit trusts and private equity holdings in Life Services. Previously under UKGAAP these holdings were treated as investments, therefore no minority interest arose. This includes £42.9m of profit arising in 2004 in respect of newly consolidated minority interests.



Next Step

2005 Interim Results under IFRS with IFRS comparatives and reconciliation to UKGAAP will be released on 24 August 2005

Henderson Group plc





Results of the Annual General Meeting held on 9 June 2005

9 June 2005

In accordance with ASX Listing Rule 3.13.2 and UKLA Listing Rule 9.32, Henderson Group reports that the resolutions contained in the Notice of Annual General Meeting (dated 25 April 2005 and lodged with the ASX and the UKLA Document Viewing Facility on 3 and 16 May 2005, respectively) were each passed by the requisite majority of shareholders.

Resolutions 1 to 10 were decided on a show of hands at the meeting. Resolution 11 was decided on a poll.

No resolutions were amended or withdrawn. The full text of each resolution is contained in the Notice of Annual General Meeting. Capitalised terms used below have the same meaning as in the Notice of Annual General Meeting.

Resolution 1: Directors' Report and Accounts
It was resolved, as an ordinary resolution, to receive the Directors' Report and Accounts.

	For	**Against**	**Abstain**	**Proxy's Discretion**	**Total (excluding Abstain)**
Total number of proxy votes exercisable by all proxies validly appointed:	625,021,949	498,376	8,554,549	2,602,493	628,122,818

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Resolution 2: Directors' Remuneration Report
It was resolved, as an ordinary resolution, to approve the Directors' Remuneration Report.

	For	Against	Abstain	Proxy's Discretion	Total (excluding Abstain)
Total number of proxy votes exercisable by all proxies validly appointed:	532,362,250	92,952,930	7,828,782	2,655,197	627,970,377

Resolutions 3 to 6: Appointment of Existing Directors

Resolution 3
It was resolved, as an ordinary resolution, to appoint Mr R L Pennant-Rea as a Director.

	For	Against	Abstain	Proxy's Discretion	Total (excluding Abstain)
Total number of proxy votes exercisable by all proxies validly appointed:	632,018,635	696,951	1,274,083	2,638,307	635,353,893

Resolution 4
It was resolved, as an ordinary resolution, to appoint Mr G P Aherne as a Director.

	For	Against	Abstain	Proxy's Discretion	Total (excluding Abstain)
Total number of proxy votes exercisable by all proxies validly appointed:	630,817,918	1,860,242	1,285,753	2,652,372	635,330,532

Resolution 5
It was resolved, as an ordinary resolution, to appoint Mr D Ferguson as a Director.

	For	Against	Abstain	Proxy's Discretion	Total (excluding Abstain)
Total number of proxy votes exercisable by all proxies validly appointed:	630,803,727	1,868,595	1,323,942	2,627,579	635,299,901

Resolution 6
It was resolved, as an ordinary resolution, to reappoint Mr A C Hotson as a Director.

	For	Against	Abstain	Proxy's Discretion	Total (excluding Abstain)
Total number of proxy votes exercisable by all proxies validly appointed:	632,094,425	626,470	1,288,191	2,611,304	635,332,199

Resolution 7: Reappointment of Auditors
It was resolved, as an ordinary resolution, to reappoint Ernst & Young as auditors.

	For	Against	Abstain	Proxy's Discretion	Total (excluding Abstain)
Total number of proxy votes exercisable by all proxies validly appointed:	632,496,700	550,728	885,509	2,661,975	635,709,403

Resolution 8: Remuneration of Auditors
It was resolved, as an ordinary resolution, to authorise the Directors to determine the auditors' remuneration.

	For	Against	Abstain	Proxy's Discretion	Total (excluding Abstain)
Total number of proxy votes exercisable by all proxies validly appointed:	632,932,659	601,742	389,979	2,664,235	636,198,636

Resolution 9: Authority to make "political donations"
It was resolved, as an ordinary resolution, to give limited authority to make "political donations".

	For	Against	Abstain	Proxy's Discretion	Total (excluding Abstain)
Total number of proxy votes exercisable by all proxies validly appointed:	625,436,983	6,632,196	1,928,485	2,625,937	634,695,116

Resolution 10: Amendment to the Rules of the Restricted Share Plan
It was resolved, as an ordinary resolution, to amend the Rules of the Restricted Share Plan.

	For	Against	Abstain	Proxy's Discretion	Total (excluding Abstain)
Total number of proxy votes exercisable by all proxies validly appointed:	625,504,203	4,782,775	3,622,093	2,679,385	632,966,363

Resolution 11: Authority to purchase own shares
It was resolved, as a special resolution, to authorise the Company to purchase its own shares.

	For	Against	Abstain	Proxy's Discretion	Total (excluding Abstain)
Total number of proxy votes exercisable by all proxies validly appointed:	632,722,491	872,249	464,852	2,669,811	636,264,551
Total number of votes cast on the poll:	637,179,856	869,194	464,539	N/A	639,049,050

For further information

www.henderson.com or

Investor enquiries
Mav Wynn, +44 (0) 20 7818 5135
Henderson Group Head of Investor Relations investor.relations@henderson.com

Media enquiries
United Kingdom – Finsbury
Roland Rudd/Julius Duncan +44 (0) 20 7251 3801

Australia - Cannings
Graham Canning +61 2 9252 0622



Annual General Meeting

9 June 2005

Henderson Group plc today holds its 2005 Annual General Meeting.

The scripts for the opening addresses by the Chairman and the Chief Executive are attached.

Part one: Henderson Group Chairman's address to shareholders

Part two: Henderson Group Chief Executive's address to shareholders

* * *

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534 ABN 30 106 988 836

Address by Rupert Pennant-Rea, Chairman, to the Henderson Group Annual General Meeting 9 June 2005

Our first year as a dual-listed company was challenging and rewarding. We have built a strong independent Group, and the financial results show a big improvement. For the year to 31 December 2004, the Group made a profit before tax* of £41 million, compared with a loss of £864 million in 2003. The change was helped by good growth in profits in Henderson Global Investors and a turnaround in Life Services, where we improved efficiency, embedded value and capital strength.

We took various steps during 2004 to improve the capital position and operational structure of the company. We moved out of non-core or non-performing businesses, selling our investment in Virgin Money and closing Towry Law International to new business.

We used the proceeds from another placing of ordinary shares to buy out the Pearl holding in HHG Invest, and this allowed us to take full control of Henderson Global Investors and also strengthen the balance sheet.

The big event of the year, though, happened at the end - the proposed sale of the Life Services business, which was overwhelmingly approved at the Extraordinary General Meeting in February this year. After completing the Sale in mid April and getting Court approval for the share cancellation, the Group returned £871 million to shareholders.

We did this through two transactions, one that we called the Return of Cash and the other the Reduction of Investor Base. Under the Return of Cash, all shareholders had 52% of their holdings cancelled in return for a cash payment of 55 pence per share (roughly A$1.34). Under the second transaction, the Reduction of Investor Base, unless a shareholder opted out, up to 499 shares of each remaining holding was cancelled at 64 pence per share (roughly A$1.57).

The combined effect of this was that almost 700,000 shareholders had their entire holding cashed out at an average price of 59.3 pence per share (or just over A$1.45). By way of comparison, the average share price over the month immediately before the announcement of the proposed Sale was 49 pence on the London Stock Exchange and A$1.19 on the Australian Stock Exchange.

All this was a complicated exercise, but it went very smoothly. It produced a shareholder register that, although still large, is more or less consistent with the size of the new Henderson Group. We now have about 155,000 shareholders, of whom almost 143,000 are in Australia or New Zealand. Nearly 154,000 of our shareholders own 10,000 shares or fewer, and together they hold 11% of the Company's issued share capital.

With such major changes to the Company's structure, it made sense to change its name. The Henderson Group now properly reflects the strategic focus that we place on developing Henderson Global Investors as a leading fund manager.

The Group is well capitalised and has no debt. We will be disciplined and prudent in the way we use capital, ensuring that we have the assets needed to meet regulatory and working capital requirements and to back provisions and contingencies. Capital not required to develop the business will be returned to where it belongs – with the shareholders.

Before the Demerger, the Board took the view that dividends should only be paid out of any cash earnings above and beyond what the business needs for operational purposes. We expect to pay a final dividend in early 2006, in respect of the financial year 2005.

To do this, we will shortly be contacting shareholders to get bank account details so that dividends can be paid by direct credit. This is a secure, convenient and economical way for shareholders to receive their dividends. It minimises the risk of loss, fraud or theft - and it saves the company some money, so it benefits all shareholders. If any shareholders do not provide account details, their dividends will be retained by the company until we do have the relevant details. If that sounds a bit draconian, I can only say that an electronic transfer is better than sending off a dividend cheque without the certainty that it will reach the right person.

I receive a fair amount of correspondence and feedback from shareholders directly, and I welcome that. It gives me a sense of the issues that matter to you, so I thought it would be helpful to touch on some that have come up recently.

First, how did we set the share price at which capital was returned to shareholders, and how did we calculate the number of shares to be cancelled?

The answer is that we aimed to return £775 million to shareholders with the Return of Cash transaction, and the only way we could fix that amount was by setting a price per share in December 2004, so that the proposal documents could be printed and posted to shareholders. At that time, the share price was, in round numbers, 55 pence. This automatically determined that 52% of shares would be cancelled so as to hit our target of £775 million going back to shareholders.

The second transaction, the Reduction of Investor Base, was designed to cash-out holders with a remaining holding of fewer than 500 shares. This was expected to return around £100 million to shareholders - and here the Board was happy to be less precise, because the amount of cash involved was much smaller than the £775 million I described a moment ago. We set the price for this second transaction using the average closing price on the London Stock Exchange over the 20 business days immediately before the Record Date, plus a 5% premium. As you would expect, this price was higher than the price before the sale of Life Services was announced – and in fact it was 64 pence.
Another question, leading on from that - why was it necessary to reduce the number of shareholdings on the register?

When HHG demerged from AMP in December 2003, we inherited almost 974,000 shareholders. A year later this had come down slightly, but it was still 875,000. The costs of servicing this number of holders, including the production and posting of the annual report and Annual General Meeting documents, would be completely disproportionate to the size of the new Group. By way of comparison, BP – one of the largest companies in the world, with a market capitalisation of about £117 billion – has around 1.3 million shareholders, not many more than we had. As a result of reducing our number of shareholders, we expect to make savings of up to £4 million a year, roughly 10% of the pro-forma profits for the new Group.

We didn't actually compel small shareholders to sell their shares. Everybody could choose to opt out of the plan - and out of the 5% premium - and roughly 25,000 chose to do just that. Fair enough: we are flattered they have decided to stay.

It's time for me to shut up, but I do want to conclude by saying that your Board believes that much has been achieved in the past year. The Group has moved from having complicated structures, non-core assets and problematic inter-company ownership to today's Henderson, with a healthy asset manager, a simple corporate structure and a stronger balance sheet.

I am pleased that the new Henderson has the approval of our shareholders, and I would like to thank you for your support and encouragement during the year.

* * *

Address by Roger Yates, Chief Executive, to the Henderson Group Annual General Meeting 9 June 2005

With the sale of Life Services complete, Henderson Group now has a much simpler and straightforward corporate structure. It comprises principally Henderson Global Investors, the fund management business, but also the much smaller financial advisor, Towry Law. Henderson Global Investors is a well diversified fund manager, both in terms of asset class and client type, operating principally in the UK and Europe, with assets under management of approximately £69 billion at 31 December 2004. The business is financially strong and has some good market positions within it.

As we have said before, our objective now is to grow Henderson Global Investors into a more profitable and valuable business, capitalising on the inheritance we have. In doing this, there will be a number of important building blocks.

First, and most obviously, we need to deliver strong and consistent investment results to our clients. In 2004 our investment results were mixed. We had strong results in property, hedge funds and some specialist equity and fixed income areas but disappointing results in core equity and fixed income. As a result we have made some important management changes. In particular we appointed new heads of Fixed Income and Equities, being David Jacob and Andrew Formica respectively. Both have a mandate to review all aspects of process, structure and people to ensure that we consistently deliver to our clients across our product range.

Second, we intend to remain a diversified business. In the turbulent markets of recent years, this diversification has been a source of great strength for Henderson, enabling us to report consistent financial results and to invest steadily in our business across the cycle. Thus, whereas in 2000 and 2001 our institutional business acted as the growth engine of the group, today property, hedge funds and some of our mutual fund businesses have taken up the running. Of course, we have to be careful not to spread ourselves too thinly and find ourselves in the trap of having a series of sub-scale businesses. This point aside, however, our diversity will remain an important feature of our business model.

Third, we need to continue to drive revenue margins higher. In 2004 we made good progress on this front, with the underlying management fee margin moving up from 25bps in 2003 to 28bps in 2004. Including transaction and performance fees, the revenue margin moved from 28bps in 2003 to 34bps in 2004. Given the relative scale of management fees, such an approach demands that we grow our higher margin activities such as property, private capital, hedge funds and mutual funds. Besides offering healthy margins, these areas are also growing quickly in terms of client appetite. It is this combination of high margins and growth which makes them highly attractive areas of opportunity for us. In the current year, as in 2004, the revenue gains from expansion in these areas should offset the revenues lost from

the steady run-down of assets in the closed life books now owned by Pearl Group (as LCIG is now known) and the continuing attrition in our institutional book of business. The former is reducing at circa £2 billion per annum - a consequence of the books being closed to new business - while the latter is likely to see a considerably greater outflow in 2005 than seen in 2004. This is due to the continuing trend among clients to move assets away from balanced to specialist mandates and to continuing pedestrian investment performance in this business. The overall position in 2005 therefore is likely to be one where assets under management fall, but revenue margins rise. This reflects our business, where revenues, margins and profit trends are more important than the absolute levels of assets under management.

Fourth, we continue to focus on cost control as a building block of improved profitability. In 2004, Henderson Global Investors delivered operating profits up 63% to £52 million from £32 million in the prior year. This growth ensured an improvement in the cost to income ratio, despite increases in some components of the cost base. The ratio improved from 84% in 2003 to 79% in 2004. We have made good progress in controlling costs so far this year and we are on track to reach our goal of 75% for Henderson Global Investors in the short to medium-term.

The smaller UK business of Towry Law reported a breakeven position for 2004. The management of Towry Law has worked hard on reducing costs to create a platform for an improved business unit result in 2005 - albeit one which will remain modest in a Group context. In addition, Towry Law International was closed to new business in May of last year following a strategic review. In the full year results, we announced additional provisions in respect of Towry Law International to cover potential claims arising from legacy products sold by this business. We are continuing to work with the relevant regulators to settle these matters but believe that our existing provisions are adequate.

The balance sheet of the Group remains strong with significant net cash balances, though some of these are held against potential warranty and indemnity claims which might arise following the sale of Life Services. No such claims have been made as yet. If this cash is not needed for these purposes or other business needs, we will return it to shareholders, in the most efficient way possible.

We adopted IFRS from 1 January 2005 and will provide information to the market later this month about the impact that the new standards will have on our accounts by providing restatements in relation to the full year 2004 for the Group. The main adjustments relevant to the Group post the sale of Life Services include accounting for pensions and goodwill, leasehold incentives, commissions, investments and, in some instances, the timing of recognition of performance fees. It should be noted that there is no IFRS impact on business fundamentals and cash flows, the development of our business strategy, or capital management policies.

As regards 2005, the year has started reasonably well and Henderson Group is on track to meet its targets for the year. Assets under management are likely to be lower, reflecting the outflows of Pearl's closed life books and our institutional business. Offsetting this, revenue margins should be at least maintained and we

have made some progress on cost control. Elsewhere, Towry Law should make a small positive contribution for the year. Corporate costs, net of investment return, will be considerably lower than last year.

When we look back at the last 18 months, we do so with a sense of achievement. Both the improvement in profits in Henderson Global Investors and the disposal of Life Services to Pearl Group created significant value for our shareholders. Following the Sale, we now have a solid platform on which to build further value for our shareholders. Henderson Global Investors is a growth business and if it can deliver superior investment results to its clients, the medium and long-term prospects for the business are good.

***

Notes to editors

* Excluding minority interests. Profit on ordinary activities before tax including minority interests was £47 million for the year to 31 December 2004.

- In this announcement, the term "shareholders" refers to all holders of Henderson Group plc shares – including those whose holdings are in the form of CHESS Depositary Interests (CDIs) on the Australian Stock Exchange.

- All words and expressions used in the Circular, dated 22 December 2004 have unless the context requires otherwise, the same meaning in this announcement.

For further information

www.henderson.com or

Investor enquiries

Mav Wynn, Henderson Group Head of Investor Relations	+44 (0) 20 7818 5135 investor.relations@henderson.com

Media enquiries

United Kingdom – Finsbury Roland Rudd/Julius Duncan	+44 (0) 20 7251 3801
Australia - Cannings Graham Canning	+61 2 9252 0622



Preparation for transition to IFRS

24 June 2005

Henderson Group plc today released an overview of the impact of International Financial Reporting Standards (IFRS) on its consolidated financial statements for the year ended 31 December 2004. The overview is primarily of the continuing operations of Henderson Group (the Group) i.e. excluding the Life Services business (now known as Pearl Group) that was disposed of on 13 April 2005.

Henderson Group adopted IFRS for financial reporting purposes from 1 January 2005. Previously Henderson Group prepared its consolidated financial statements in accordance with UK Generally Accepted Accounting Practice (UKGAAP).

Henderson Group will report under IFRS for the first time on 24 August 2005 when its results for the six months ending 30 June 2005 will be released. Henderson Group's 2005 full-year results and 2005 Annual Financial Report and Accounts will therefore require restatement of the opening 1 January 2004 consolidated equity position, and 31 December 2004 comparatives under IFRS.

The information in this release has been prepared on the basis of the IFRS currently in issue and the Group's current understanding of how these standards should be applied. The standards in issue are subject to ongoing discussion, review and interpretation by the European Union (EU), the asset management industry and the accountancy profession. Their application continues to be subject to review by the International Financial Reporting Interpretations Committee (IFRIC).

Key impacts on Henderson Group
IFRS adjustments in respect of the continuing operations of Henderson Group have resulted in an increase in profit after tax for the year ended 31 December 2004 of £22.4 million and a decrease in consolidated shareholders' equity at 31 December 2004 of £11.5 million. At 1 January 2004 the consolidated shareholders' equity decreased by £30.4 million as a result of IFRS adjustments.

These IFRS adjustments have not resulted in a material change to capital management policy and no implications for underlying cash flows or dividends are expected.

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Summary accounting impacts on Henderson Group
The main adjustments relevant to the Group post the sale of the Life Services business relate to the following standards:

IFRS 3	The cessation of goodwill amortisation.
IAS 17	Spreading lease incentives over the term of the lease rather than up to the first rental review.
IAS 18	The earlier recognition of certain performance fee income.
IAS18	The deferral of front end retail product commission income and expenditure over the estimated investment period, with related amortisation shown gross in the Consolidated Income Statement.
IAS 19	The inclusion of the net liability in respect of the defined benefit pension scheme on the Consolidated Balance Sheet.
IAS 39	The classification of investments as 'Available-For-Sale' with unrealised gains and losses taken to the Consolidated Statement of Recognised Income and Expense.

The ongoing interpretation of certain standards creates the possibility that there could be further changes to the Group's financial statements by the time the 2005 half-year results are released in August this year and the 2005 full-year results early next year.

Transitional arrangements
IFRS 1 'First-time Adoption of International Financial Reporting Standards' sets out how a company should apply IFRS at transition. The standard requires a company to use accounting policies that comply with each IFRS effective at the reporting date for its first IFRS financial statements and apply those policies retrospectively to all periods presented in those statements. The standard provides for a number of exceptions to this general principle to assist the transition. Henderson Group's approach to these exemptions, where applicable, is included in the discussion below.

Significant changes in accounting policies
Further detail about the main adjustments in Henderson Group accounting policies which impact the continuing operations as a result of the transition to IFRS are set out below. Some of these "adjusting" policies have had an impact on 1 January 2004 opening reserves and the year ended 31 December 2004 operating results of Henderson Group. Others, the "non-adjusting" policies, are deemed sufficiently important to disclose, but do not impact Henderson Group's shareholders' equity up to 31 December 2004.

Adjusting IFRS

IFRS 3 Business Combinations & IAS 36 Impairment of Assets
In accordance with the transitional provisions of IFRS 1, Henderson Group has chosen to apply IFRS 3 prospectively from the date of transition. This results in the value of goodwill arising from previous acquisitions being frozen at its UKGAAP value at 1 January 2004 and the reversal of any amortisation charged under UKGAAP in the year ended 31 December 2004 UKGAAP financial statements. From 1 January 2004 goodwill is subject to an annual impairment review in accordance with IFRS 3 and will be impaired where there are indications that the carrying value may not be recoverable.

There is no impact on the opening 1 January 2004 reserves. The impact on the 2004 Consolidated Income Statement in respect of Henderson Group is £17 million, being the reversal of the amortisation charged to the Consolidated Income Statement in

2004. The £17 million reversal in 2004 is an accurate reflection of the annualised impact on the Consolidated Income Statement in future periods. The goodwill was not due to be fully amortised under UKGAAP until 2020.

IAS 17 Leases

Under IFRS, Henderson Group will amortise lease incentives received over the term of the lease. Previously, under UKGAAP, such incentives were amortised over the period to the first rental review. In addition, the Life Services business has been required to reclassify certain leases previously treated as operating leases as finance leases. There has been no such impact in respect of any Henderson Group leases.

The change in the amortisation period has the effect of recapitalising £5 million of lease incentives relating to 4 Broadgate and amortising over 12 years, resulting in a £3.2 million reduction in consolidated shareholder funds at 31 December 2004, and a £0.4 million Consolidated Income Statement credit in 2004. The £0.4 million represents the annual amortisation of the lease incentive.

IAS 18 Revenue

- **Performance fee recognition**

Under UKGAAP, the Henderson Group recognised performance fees on investment management contracts in the period in which the performance fee was formally agreed as payable by the fund Trustees or fund Board. In accordance with the principles of IFRS, such fees are recognised once the amount of revenue can be reliably measured and it is probable the economic benefits associated with the transaction will crystallise. This has resulted in Henderson Group recognising performance fees earlier under IFRS than it would have previously under UKGAAP.

To comply with IAS 18, Henderson Group is adopting a new accounting policy in respect of performance fees that will recognise performance fees in the period that the prescribed performance hurdles have been achieved and it is probable that the fee will crystallise as a result.

This change only impacts the timing of recognition of performance fees and has no effect upon values or cash flows. It gives rise to a £1.6 million increase in consolidated shareholders' equity at 1 January 2004 and a £1.6 million credit to the Consolidated Income Statement for 2004 resulting in an increase in consolidated shareholders' equity of £3.2 million at 31 December 2004. The most significant change impacts upon half-year profits. In 2004 first half pre-tax profits increased by £9.6 million and second half pre-tax profits decreased by £8.0 million as a result of this change in timing of recognition.

- **Deferred commission income & expenditure**

Under UKGAAP Henderson recognised initial commission on the sale of open ended investment company (OEIC) shares and related commission payable to distributors as received/incurred. This was designed to match costs and fees.

In accordance with IAS 18 (Revenue) it is now necessary to recognise the initial commission as part of the total income derived from the investment management contract. This requires the deferral of the initial commission receipt and amortisation over the estimated period the investor stays in the fund. Similarly, in accordance with IAS 18, the incremental costs directly attributable to securing an investment management contract are recognised as an asset and amortised over the same period. For UK Retail OEICs we have assessed the appropriate amortisation period as 3 years. This change gives rise to a £1.3 million reduction in consolidated shareholders' equity at 1 January 2004 and a £0.3 million debit to the Consolidated Income Statement for 2004 resulting in a reduction in consolidated shareholders' equity of £1.6 million at 31 December 2004. For Horizon funds we have assessed

the appropriate amortisation period as 1 year. As a result there is no requirement to capitalise and amortise commission in respect of these funds.

IAS 18 (Revenue) and IAS 1 (Presentation of Financial Statements) also require all commission income and expenses to be shown gross in the Income Statement, whereas current industry practice has been to net these off. For the year ended 31 December 2004 commission income under IFRS will be shown as £21.1 million and commission expense as £22.3 million.

IAS 19 Employee Benefits

Under UKGAAP Henderson Group accounted for the staff defined benefit pension scheme in accordance with SSAP 24 'Accounting for pension costs', taking the cost of contributions to the scheme to the Consolidated Income Statement each period on a systematic basis, so that the cost of providing retirement benefits was evenly spread over the service lives of the employees concerned. Under IFRS (IAS 19) Henderson Group will recognise the full net liability on the defined benefit schemes in the Consolidated Balance Sheet and will take all actuarial gains and losses on the scheme to the Consolidated Statement of Recognised Income and Expense.

The Group has also revalued its unfunded pension scheme liabilities in accordance with IAS 19. Therefore, under IAS 19 the Group will recognise a £29.6 million net liability in respect of funded and unfunded pension arrangements for its continuing operations on its Consolidated Balance Sheet as at 31 December 2004. This comprises a net liability of £27.0 million in respect of the demerged defined benefit pension scheme and an increase in the provision for unfunded pensions of £2.6 million. The equivalent net liability recognised at 1 January 2004 was £28.3 million. During 2004 there was an actuarial loss of £5.1 million, taken through the Consolidated Statement of Recognised Income and Expense, partially offset by a gain of £3.8 million taken through the Consolidated Income Statement. The gain results from the discount rate applied to the valuation of actuarial liabilities (based upon a AA corporate bond under IFRS) being outperformed by the assumed investment return on the asset portfolio.

IAS 39 Financial Instruments: Recognition and Measurement

Under UKGAAP Henderson Group investments were either held at mid market value, in the case of investments held by the Life Services business as assets backing insurance liabilities, or at cost. Investments held at cost generally related to the investment management business and represented holdings related to strategic relationships, e.g. Banca Popolare di Lodi (BPL), or co-investment capital.

Under IFRS 39, investments must be held at fair value, with the recognition of the movement therein either going to the Consolidated Income Statement or direct to equity through the Consolidated Statement of Recognised Income and Expense.

The Henderson Group intends to designate investments as 'Available-For-Sale', requiring any unrealised gains and losses on these investments to be taken directly to equity through the Consolidated Statement of Recognised Income and Expense. On sale, any gain previously recognised directly through equity will be reversed out, and the full movement over the holding period recognised through the Consolidated Income Statement. Any impairment of the investment will also be accounted for through the Consolidated Income Statement.

The restatement of Henderson Group investments from historic cost to market value at bid price increases the opening balance sheet reserves at 1 January 2004 by £0.3 million. There is no impact on the Consolidated Income Statement for the year ended 31 December 2004, but the restatement does give rise to a £1.2 million credit in the Consolidated Statement of Recognised Income and Expense for 2004, thereby

increasing overall shareholder equity recognised in the year end 31 December 2004 financial statements by £1.5 million.

IAS 12 deferred taxation

The net effect of the above adjustments has resulted in an increase of £1.2 million in the deferred tax asset carried under IAS 12 in the Henderson Group Consolidated Balance Sheet at 31 December 2004.

Accounting for deferred taxation under IFRS (IAS 12) does not differ significantly from UKGAAP (FRS 19) when applied to Henderson Group. Deferred tax assets and liabilities are recognised on an undiscounted basis under IAS 12, whereas FRS 19 permitted discounting, although Henderson Group did not discount under UKGAAP.

Non-adjusting IFRS

IFRS 2 Share-based payments

IFRS 2 requires the Group to recognise a charge to the Consolidated Income Statement for the fair value of outstanding share options granted to employees after 7 November 2002, using a stochastic option valuation model. The charge is spread over the relevant option vesting periods, adjusted to reflect actual and expected levels of vesting.

In addition the Consolidated Income Statement will record the impact of any other share awards made to employees under any existing or new schemes, at the fair value of those awards. The fair value of an award is calculated as the value of the shares on the date of grant, including any applicable uplifts, discounted for the dividends foregone over the average holding period of the award. The fair value charges, adjusted to reflect actual and expected levels of vesting, are spread over the performance year and vesting period of the awards.

This amendment has no impact on the opening balance sheet reserves at 1 January 2004 or Consolidated Income Statement for the year ended 31 December 2004, as Henderson Group early adopted FRS 20 for the 2004 UKGAAP year end accounts, which is consistent with IFRS 2.

IAS 10 events after the balance sheet date

The Group will recognise dividends declared after the balance sheet date in the reporting period in which they are declared, as they represent non-adjusting events after the balance sheet date under IFRS.

The change does not impact the opening balance sheet reserves as at 1 January 2004, as no dividends were declared externally to Henderson Group after the balance sheet date in either 2003 or 2004.

Further communication

The 2005 half-year results for Henderson Group will be released on 24 August 2005. At this time Henderson Group will also provide 30 June 2004 comparatives under IFRS.

Reconciliation of consolidated shareholders' equity

	31 Dec 04 £m	1 Jan 04 £m
Consolidated shareholders' equity as reported under UKGAAP (2004 FAFRA)	**1,837.7**	**1,689.1**
IFRS adjustments arising in respect of continuing operations:		
1. Business combinations & goodwill (IFRS 3 & IAS 36)	17.0	-
2. Lease obligations and incentives (IAS 17)	(3.2)	(3.6)
3. Performance fees (IAS 18)	3.2	1.6
4. Initial charges / commissions (IAS 18)	(1.6)	(1.3)
5. Retirement benefits (IAS 19)	(29.6)	(28.3)
6. Investments: Recognition & Measurement (IAS 39)	1.5	0.3
7. Deferred taxation (IAS 12)	1.2	0.9
Total IFRS adjustments arising in respect of continuing operations	**(11.5)**	**(30.4)**
Consolidated shareholders' equity after IFRS adjustments in respect of continuing operations	1,826.2	1,658.7
IFRS adjustments arising in respect of discontinued operations	(351.2)	(51.7)
Consolidated shareholders' equity as reported under IFRS	**1,475.0**	**1,607.0**
Minority interest arising in respect of discontinued operations	417.3	299.4
Consolidated equity as reported under IFRS	**1,892.3**	**1,906.4**

Reconciliation of consolidated profit/(loss)

	Consolidated Income Statement	Statement of Recognised Income and Expense (SORIE)
	31 Dec 04 £m	31 Dec 04 £m
Profit on ordinary activities after taxation as reported under UKGAAP (2004 FAFRA)	**42.2**	**(1.9)**
IFRS adjustments arising in respect of continuing operations:		
1. Business combinations & goodwill (IFRS 3 & IAS 36)	17.0	-
2. Lease obligations and incentives (IAS 17)	0.4	-
3. Performance fees (IAS 18)	1.6	-
4. Initial charges / commissions (IAS 18)	(0.3)	-
5. Retirement benefits (IAS 19)	3.8	(5.1)
6. Investments: Recognition & Measurement (IAS 39)	-	1.2
7. Deferred taxation (IAS 12)	(0.1)	0.4
Total IFRS adjustments arising in respect of continuing operations	**22.4**	**(3.5)**
Profit on ordinary activities after taxation after IFRS adjustments in respect of continuing operations	64.6	(5.4)
IFRS adjustments arising in respect of discontinued operations	(237.8)	(18.8)
Loss after tax from all operations as reported under IFRS	**(173.2)**	**(24.2)**

Teleconference call details

On Monday 27 June 2005 at 8.30am (London time), 5.30pm (Sydney time), the Chief Financial Officer of Henderson Group plc, Toby Hiscock, will present an overview of the impact of IFRS on the consolidated financial statements for Henderson Group for the year ended 31 December 2004. It will be held from London, via teleconference.

For details on the teleconference please contact:
Julie Watson +44 (0)20 7818 5150

For further information

www.henderson.com or

Investor enquiries
Toby Hiscock + 44 (0) 20 7818 5150
Chief Financial Officer

Mav Wynn + 44 (0) 20 7818 5135
Henderson Group Head of Investor Relations investor.relations@henderson.com

Media enquiries
United Kingdom – Finsbury
Roland Rudd/Julius Duncan +44 (0) 20 7251 3801

Australia - Cannings
Graham Canning +61 2 9252 0622



Henderson Group plc

PRELIMINARY IFRS FINANCIAL STATEMENTS

For the year ended 31 December 2004

TABLE OF CONTENTS

CONSOLIDATED INCOME STATEMENT
For the year ended 31 December 2004

	Continuing Operations [1]	Discontinued Operations [2]	Eliminations [3]	Total [4]
	£m	£m	£m	£m
Continuing operations				
Gross fee income and commission receivable on sales	294.5	-	(46.5)	248.0
Finance income	22.2	-	(11.1)	11.1
Total income	316.7	-	(57.6)	259.1
Commission payable on sales	(22.3)	-	-	(22.3)
Net fee and commission income	294.4	-	(57.6)	236.8
Expenses				
- Administration costs	(226.1)	-	(2.5)	(228.6)
- Other charges	(7.9)	-	-	(7.9)
	(234.0)	-	(2.5)	(236.5)
Finance costs	(11.0)	-	10.9	(0.1)
Net profit/(loss) before tax from continuing operations	49.4	-	(49.2)	0.2
Taxation	(3.3)	-	-	(3.3)
Net profit/(loss) after tax from continuing operations	46.1	-	(49.2)	(3.1)
Discontinued operations				
Net (loss)/profit after tax from discontinued operations	-	(47.4)	47.4	-
Net gain after tax on disposal of discontinued operations	-	13.1	-	13.1
Net loss arising on adjustment to fair value less costs to sell on disposal groups	-	(183.2)	-	(183.2)
Net (loss)/profit after tax from discontinued operations	-	(217.5)	47.4	(170.1)
Net profit/(loss) before tax from all operations	**49.4**	**(170.7)**	**(1.8)**	**(123.1)**
Total taxation	**(3.3)**	**(46.8)**	**-**	**(50.1)**
Net profit/(loss) after tax from all operations	**46.1**	**(217.5)**	**(1.8)**	**(173.2)**
Attributable to:				
Equity holders of the parent				(220.1)
Minority interests				46.9
				(173.2)
Basic earnings per share	**1.7p**	**(9.9p)**	**(0.1p)**	**(8.3p)**
Diluted earnings per share	**1.7p**	**(9.9p)**	**(0.1p)**	**(8.3p)**
Continuing earnings per share				
Basic earnings per share				**(0.1p)**
Diluted earnings per share				**(0.1p)**

[1] **Continuing operations represent the continuing business of the Group, Henderson Global Investors and Towry Law.**

[2] **Discontinued operations represent the discontinued operations of the Life Services, Towry Law International, Virgin Money Group Limited and Cogent businesses.**

[3] **Eliminations represent intra-group transactions between the continuing and discontinued businesses. Following the disposal, the fee income eliminated as an intra-group transaction will be replaced by the income derived under the new investment management agreement with the Pearl Group.**

[4] **The total column represents the continuing and discontinued businesses net of intra group transactions.**

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
For the year ended 31 December 2004

	2004
	£m
Exchange differences on translation of foreign operations	(1.9)
Gains on revaluation of available for sale investments	2.6
Actuarial losses on pension schemes	(25.3)
Tax on items taken directly to equity	0.4
Net expense recognised directly in equity	**(24.2)**
Net loss after tax from all operations	(173.2)
Total recognised income and expense	**(197.4)**
Attributable to:	
Equity holders of the parent	(244.3)
Minority interests	46.9
	(197.4)

CONSOLIDATED BALANCE SHEET
At 31 December 2004

	2004
	£m
Assets	
Intangible assets	249.0
Deferred acquisition and commission costs	11.6
Property, plant and equipment	13.2
Deferred tax receivables	10.1
Current tax receivables	0.1
Available for sale financial assets	24.3
Financial assets at fair value through profit or loss	35.4
Trade and other receivables	87.4
Prepayments	12.8
Cash and cash equivalents	292.6
Assets held for sale	31,879.1
Total Assets	**32,615.6**
Equity	
Share capital	271.1
Share premium	1,080.9
Own shares	(4.0)
Revaluation reserve	(1.9)
Translation reserve	(1.9)
Profit and loss account	130.8
Total shareholder equity	**1,475.0**
Minority interest relating to disposal groups classified as held for sale	417.3
Total Equity	**1,892.3**
Liabilities	
Deferred tax liabilities	7.9
Borrowings	0.2
Retirement benefit obligations	33.9
Deferred income	18.9
Share based payment liability	0.1
Provisions	91.3
Current tax liabilities	19.4
Obligations under finance leases	1.3
Trade and other payables	144.9
Liabilities relating to disposal groups classified as held for sale	30,405.4
Total Liabilities	**30,723.3**
Total Equity and Liabilities	**32,615.6**

The preliminary International Financial Reporting Standards ('IFRS') financial statements were approved by the board of directors and authorised for issue on 24 June 2005. They were signed on its behalf by:



Rupert Pennant-Rea
Chairman

24 June 2005

CONSOLIDATED CASH FLOW STATEMENT

	2004 £m
Cash flows from operating activities:	
Net loss before tax from all operations	(123.1)
Adjustments to reconcile net loss before tax from all operations to net cash provided by operating activities:	
- Depreciation and impairment of property, plant and equipment	34.7
- Impairment of goodwill and other intangible assets	145.4
- Deferred commission amortisation - continuing	0.3
- Deferred commissions payable amortisation - discontinued	35.9
- Fair value gains on financial assets	(1,083.3)
- Profits from interest in associates	(19.1)
- Loan interest expense	55.6
Cash flows from operating profits before changes in operating assets and liabilities	**(953.6)**
Changes in operating assets and liabilities	(136.3)
Tax paid	(34.5)
Net cash flows from operating activities	**(1,124.4)**
Cash flows from investing activities:	
Proceeds from sale or maturity of:	
- Property plant and equipment	1.6
- Investment property	1,020.6
- Debt or equity instruments and interests in joint ventures	22,728.3
- Certificates of deposits	1,607.4
- Mortgages and other loan repayments from other parties	15.1
- Subsidiaries and associates	192.8
Purchases of:	
- Property, plant and equipment	(3.8)
- Investment property	(1,395.9)
- Debt or equity instruments and interests in joint ventures	(24,348.2)
- Certificates of deposits	(1,593.7)
- Mortgages and other loans made to other parties	(18.6)
Acquisition of subsidiaries and associates net of cash acquired	(181.7)
Net cash flows from investing activities	**(1,976.1)**
Cash flows from financing activities:	
Proceeds from issue of shares or other equity instruments	118.2
Share issue costs	(3.5)
Cash payments to owners to acquire or redeem own shares	(4.0)
Proceeds from short and long-term borrowings	482.5
Repayments of short and long-term borrowings	(5.0)
Proceeds of liabilities owed to external unit holders	1,960.8
Dividends paid to minority interests	(8.3)
Interest paid	(40.5)
Net cash flows from financing activities	**2,500.2**
Effects of exchange rate changes	(42.2)
Net decrease in cash and cash equivalents	**(642.5)**
Cash and cash equivalents at beginning of year	4,118.3
Cash and cash equivalents at end of year	**3,475.8**

NOTES TO THE FINANCIAL STATEMENTS

1. Significant accounting policies

Basis of preparation

Henderson Group plc is a limited company incorporated in the United Kingdom whose shares are publicly traded. The financial statements of Henderson Group plc and its subsidiary undertakings (the Group), have been prepared in accordance with International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (IASB) and as adopted by the European Commission (EC) to be effective for 2005 year ends for the first time. The disclosures required by IFRS1 concerning the transition from UKGAAP to IFRSs are given in note 2 to the accounts. Due to the continuing work of the IASB and possible amendments to the interpretive guidance, the Group's accounting policies and consequently the information presented may change prior to the publication of the Group's first IFRS interim results in August 2005.

The Group has elected to early adopt the recently issued amendments to IAS19. It is expected that the amendment will be endorsed by the EC in time for adoption in the Group's 2005 full year results.

In October 2004, the EC adopted a carved out version of IAS39. The carve out removes the use of the fair value option for financial liabilities and relaxes the hedge accounting requirements. However, guidance issued by the UK's Accounting Standards Board (ASB), clarifies that UK insurance companies are able to: (i) apply the hedge accounting provisions within IAS39 in full; (ii) continue to measure liabilities arising from unit linked contracts by reference to the value of the underlying units, assets, share index or reference value; and (iii) take changes in that value through the income statement. The Group has adopted this ASB guidance.

Certain amounts recorded in the IFRS financial information include estimates and assumptions made by management about insurance liability reserves, investment valuations, interest rates and other factors. Actual results may differ from the estimates made.

The financial statements have been prepared on a historical cost basis, except for investment properties, land and buildings, derivative financial instruments, non-current assets (or disposal groups) that meet the criteria to be classified as held for sale, financial assets at fair value through profit or loss and available-for-sale financial assets that have been measured at fair value. The carrying values of recognised assets and liabilities that are hedged are adjusted to record changes in the fair values attributable to the risks that are being hedged. Also as set out in the accounting policy below, goodwill is recorded at the lower of historical cost and recoverable amount.

The financial statements are presented in pounds sterling.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of Henderson Group plc (the Company) and entities controlled by the Company (its subsidiaries) made up to 31 December each year using consistent accounting policies. All intra-group transactions, balances, income and expenses are eliminated on consolidation. The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal as appropriate. Where there is a loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting year during which the Group has control. Minority interest represents the equity interests in subsidiaries not held by the Group. Liabilities owed to external unit-holders represent external interests in unit-linked subsidiaries and are classed as financial liabilities.

Interests in property limited partnerships (PLPs), open ended investment companies (OEICs) and unit trusts are accounted for as subsidiaries, joint ventures, associates or other financial investments depending on the holdings of the Group and on the level of influence and control that the Group exercises. For associates and jointly controlled entities held by the Long Term Funds, the Group has taken advantage of the exemption given in IAS28 Associates and IAS31 Joint Ventures to designate them at fair value with changes in the fair value recognised in the consolidated income statement in the current period. Strategic shareholder investments in associates and partnerships where the Group has the ability to exercise significant influence, as well as joint ventures where there is joint control, are accounted for using the equity method.

1. **Significant accounting policies (continued)**

Income recognition

Gross fee and commission income

Fee income includes policy fees recognised in the period in which they are earned for the initial set-up or surrender of a contract and annual management charges based on a percentage of the market value of assets under management. Performance fees are recognised when the prescribed performance hurdles have been achieved and it is probable that the fee will crystallise as a result.

Initial fees and commissions are deferred and amortised over the anticipated period in which services will be provided. Other income is recognised in the accounting period in which services are rendered.

Gross premiums written

Long term insurance contract premiums, investment contracts with discretionary participating features, and annuity considerations are credited when they become due, which for single premium business is the date from which the policy is effective. For regular premium contracts, receivables are recorded at the date when payments are due. General business written premiums represent reinstatement premiums that have been earned during the year.

Premiums ceded to reinsurers

Reinsurance premiums are charged when they are payable.

Investment income, realised and unrealised gains and losses on investments

Dividends are included as investment income on the date that the right to receive payment has been established. Interest income is recognised as the interest accrues using the effective yield method. Rental income on investment properties is accounted for on a straight-line basis over the lease term on ongoing leases.

Gains and losses (both realised and unrealised) on financial assets designated as at fair value through profit or loss are recognised in the income statement. Realised and unrealised gains are recognised as part of finance income. Realised and unrealised losses are reported within finance costs.

Gains and losses on financial assets designated as available-for-sale are initially recognised through the Consolidated Statement of Recognised Income and Expense. Upon disposal, any gain or loss previously taken through the Consolidated Statement of Recognised Income and Expense is reversed out, with the full gain or loss from purchase, after any impairment charge previously recognised, taken through the Consolidated Income Statement.

Realised gains and losses on investments are calculated as the difference between the net sales proceeds and original cost. Unrealised gains and losses on investments represent the difference between the valuation of investments at the balance sheet date and their original cost, or if they have been previously revalued, the valuation at the last balance sheet date. The movement in unrealised gains and losses recognised in the period also includes the reversal of unrealised gains and losses recognised in earlier accounting periods in respect of investment disposals in the current period.

Long term insurance contract claims

Claims payable on maturity are recognised when the claim becomes due for payment and on death are accounted for on notification. Surrenders are accounted for at the earlier of the payment date or when the policy ceases to be included within the insurance contract liabilities. Where claims are payable and the contract remains in force, the claim instalment is accounted for when due for payment. Claims payable include the cost of settlement.

Claim recoveries from reinsurers

Reinsurance recoveries are accounted for in the same period as the related claim.

1. **Significant accounting policies (continued)**

General business claims

General business claims include all claim losses occurring during the year, whether reported or not, including the related handling costs and a reduction for the value of salvage and other recoveries and any adjustments to claims outstanding from previous years. Claims handling costs include internal and external costs incurred in connection with the negotiation and settlement of claims. Internal costs include all direct expenses of the claims department and any part of the general administrative costs directly attributable to the claims function.

Goodwill

Goodwill arising on acquisitions, being the excess of the cost of a business combination over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired, is capitalised in the balance sheet. Goodwill on acquisitions prior to 1 January 2004 is carried at its value on 1 January 2004 (the date of transition to IFRS) less any impairment subsequently incurred. The carrying value of goodwill is tested annually for impairment, or more frequently if any indicators of impairment arise. Any impairment is recognised immediately through other charges in the income statement and is not subsequently reversed. On disposal of a subsidiary, associate or joint controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Other intangible assets

Intangible assets acquired in a business acquisition are capitalised at fair value as at the date of acquisition. Following initial recognition, the cost model is applied to each class of intangible assets. The useful lives of these intangible assets are assessed to be either finite or indefinite. Intangible assets with indefinite useful lives are not amortised. Where amortisation is charged on assets with finite lives, this expense is taken to the income statement through other charges. Amortisation is charged on a straight-line basis over the asset's estimated useful life of between 10 and 25 years.

Deferred acquisition and commission costs

For insurance contracts, acquisition costs comprising all direct and indirect costs are deferred as an explicit acquisition cost asset gross of tax. These are amortised over the period in which the costs are expected to be recoverable out of margins from matching revenues from related policies, and in accordance with the pattern of such margins. At the end of each accounting period deferred acquisition costs are reviewed for recoverability, against future margins from the related policies in force at the balance sheet date.

For investment contracts directly related acquisition costs are deferred to the extent that they are recoverable out of future income. This includes initial commission expenses paid by the fund management business in respect of certain investment products.

1. **Significant accounting policies (continued)**

Present value of acquired in-force business

The present value of acquired in-force business (PVIF) is recognised in the balance sheet as an asset. To the extent that the PVIF will be recognised as profit over the remaining lifetime of the related in-force policies, it is amortised on a systematic basis, and the discount unwound, over the anticipated lives of the related contracts of the portfolios. The carrying value of the asset is tested annually for impairment. Amortisation and impairment charges are recognised as other charges in the income statement.

Property, plant and equipment

Property which is owned and occupied by the Group is stated in the balance sheet at its revalued amount, being fair value at the date of revaluation, determined from market-based evidence by appraisal undertaken by professional valuers, less any subsequent accumulated depreciation and subsequent accumulated impairment losses.

Any revaluation increase is credited to the revaluation reserve, except to the extent that it reverses a revaluation decrease for the same asset previously recognised as an expense, in which case the increase is credited to the income statement to the extent of the decrease previously charged. A decrease in carrying amount arising on the revaluation of such assets is charged as an expense to the extent that it exceeds the balance, if any, held in the revaluation reserve relating to a previous revaluation of that asset.

Property depreciation is charged on a straight line basis over the asset's useful economic life of between 25 and 50 years to the income statement. On the subsequent sale or retirement of a revalued property, the attributable revaluation surplus remaining in the revaluation reserve is transferred directly to accumulated profits.

Plant and equipment is valued using the cost model approach and depreciated on a straight line basis over its useful economic life of between 2 and 15 years.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset, calculated as the difference between the net disposal proceeds and the carrying amount of the item, is included in the income statement in the year the item is derecognised.

Investment property

Investment property, which is property held to earn rentals and/or for capital appreciation, is initially measured at cost including all transaction costs and is subsequently stated at its fair value at the balance sheet date. Gains or losses arising from changes in the fair value of investment property are included in the income statement in the period in which they arise.

Investment properties are derecognised when they have either been disposed of or when the investment property is permanently withdrawn from use and no future benefit is expected from its disposal. Any gains or losses on the derecognition of an investment property are recognised in the income statement in the year of derecognition.

Financial instruments

Financial assets and liabilities are recognised on the balance sheet when the Group becomes a party to the contractual provisions of the instrument. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or where they have been transferred and the Group has also transferred substantially all risks and rewards of ownership. Financial liabilities are derecognised when the liability is discharged by paying the creditor.

1. **Significant accounting policies (continued)**

Financial instruments (continued)

Financial assets

Regular way purchases and sales are recognised on a trade date where a purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned.

Debt securities, equity securities and holdings in authorised collective investment schemes are designated as either at fair value through profit and loss or available-for-sale and are measured at subsequent reporting dates at fair value. Where securities are designated at fair value through profit and loss, gains and losses arising from changes in fair value are included in net profit or loss for the period. For available-for-sale investments, gains and losses arising from changes in fair value are recognised directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the net profit or loss for the period.

Cash amounts represent cash in hand and on-demand deposits. Cash equivalents are short term highly liquid investments with a maturity of 90 days or less from the date of acquisition.

Financial liabilities

Financial liabilities other than investment contract liabilities are stated at amortised cost. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Derivative financial instruments

The Group uses derivative financial instruments to hedge against market, liquidity and credit risk.

Derivative financial instruments are classified as held for trading and carried at fair value as assets or liabilities. Fair values are based on quoted market prices. Changes in fair values are recognised in the income statement.

Derivative financial instruments include swaps, futures, forwards and option contracts, all of which derive their value mainly from the underlying interest rates, foreign exchange rates, equity and debt instruments.

Fair value estimation

The fair value of financial instruments traded in active markets (such as publicly traded securities and derivatives) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets is the current bid price. The fair value of investments that are not traded in an active market is determined using valuation techniques. Various valuation techniques are used including the use of comparable recent arm's length transactions, discounted cashflow analysis, option pricing models and other valuation techniques commonly used by market participants.

Impairment of assets (excluding goodwill)

At each balance sheet date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of recoverable amount. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash generating unit to which the asset belongs.

Recoverable amount is the higher of an asset's or cash generating unit's fair value less costs to sell and its value is use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash generating unit.

1. Significant accounting policies (continued)

Impairment of assets (excluding goodwill) (continued)

Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered to be impaired and it is written down to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Reinsurance assets

The Group cedes insurance risk in the normal course of business in order to limit the potential for losses arising from more risky exposures. Reinsurance does not relieve the originating insurer of its liability. Reinsurance assets represent balances due from reinsurance companies for ceded risks.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost comprises direct materials and where applicable, direct labour costs and those overheads that have been incurred in bringing inventories to their present location and condition. Cost is calculated using the weighted average method. Net realisable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

Product classification

Contracts in which there is significant insurance risk or which have discretionary participating features have been accounted for as insurance contracts. All other contracts underwritten by insurance subsidiaries are classified as investment contracts. Where insurance contracts contain both an insurance component and an investment component, the Group un-bundles the contract into an insurance component and an investment component.

Investment contract liabilities

Net cash flows from deposits collected and repayments of deposits under investment contracts are accounted for by adjusting the investment contract liability in the balance sheet. Investment contracts are financial liabilities whose fair value is dependent on the fair value of underlying financial assets, derivatives and investment property (unit-linked) and are therefore fair valued.

The fair value of a unit-linked financial liability is determined using the current unit values that reflect the fair values of financial assets contained within the Group's unitised investment funds, multiplied by the number of units attributed to the contract holder at the balance sheet date.

Insurance contract liabilities

Under IFRS4 insurance contract liabilities are measured using accounting policies consistent with those previously adopted under local GAAP. Accounting for insurance business is determined in accordance with the Statement of Recommended Practice issued by the Association of British Insurers.

Long term insurance contract liabilities

Insurance contract liabilities are approved by the Board of Directors of each respective life company: Pearl, National Provident Life, NPI and London Life following annual investigations by the Head of Actuarial Function of each respective life company.

1. Significant accounting policies (continued)

Insurance contract liabilities (continued)

Participating and non-participating insurance contract liabilities

The provision for participating and non-participating business is calculated initially to comply with the Prudential Sourcebook for Insurers, principally using the gross premium valuation method. The assumptions used in the calculations depend on the circumstances prevailing in each life operation. The provision includes explicit amounts for vested annual bonuses including those relating to the current declaration and makes no provision for future annual or final bonuses. The statutory solvency basis of valuation is then adjusted by eliminating the undistributed surplus carried forward, together with general contingency reserve and reserves required under the Integrated Prudential Sourcebook. The provision which is initially calculated on a statutory solvency basis is adjusted to remove excessively prudent margins required for statutory solvency purposes.

Liability adequacy test

The Group calculates its insurance contract liabilities to ensure that its liabilities (less related deferred acquisition costs and related intangible assets) are adequate. Where liabilities are considered to be inadequate, the group recognises the entire deficiency through profit for non-profit contracts and unallocated divisible surplus for with-profits contacts.

Long term insurance contract profit recognition and the unallocated divisible surplus

Henderson Group plc has adopted the modified statutory solvency basis approach in the determination of profit.

Surpluses arising from the participating long-term insurance contract business, as a result of the annual actuarial valuation of the related assets and liabilities, are subject to appropriation by the directors of the relevant life company subsidiaries to participating policyholders, by way of bonuses, and to shareholders. This determines the profit attributable to shareholders reported in respect of participating business.

Any unappropriated surplus arising in the long-term funds is carried forward in the unallocated divisible surplus. All surplus in other business is attributable to shareholders and included in profit.

The unallocated divisible surplus represents all funds, the allocation of which, to participating policyholders and shareholders, has not been determined at the balance sheet date. Transfers between the unallocated divisible surplus and the income statement represent the changes in these unallocated amounts between balance sheet dates.

General insurance contract liabilities

All classes of business have been discontinued. Provision has been made for obligations that have been incurred that are not expected to be covered by the future profits of the operation, including the expected future investment return on the related assets and their disposal.

Full provision is made for the estimated cost of claims, including claims incurred but not reported after taking into account handling costs, anticipated inflation and settlement trends. Any difference between the estimated provision and subsequent settlement are dealt with in the income statement of later years.

Guarantee fund levies

Provision is made at the balance sheet date for levies declared by the Financial Services Compensation Scheme before completion of the financial statements. Provision is also made if it is more likely than not that a levy will be raised based on premium income, which has already been recognised in the financial statements.

1. Significant accounting policies (continued)

Income and sales taxes

The Group provides current tax expense according to the tax laws of each jurisdiction in which it operates using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided, using the liability method, on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary differences arise from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates and interest in joint ventures, except where the Group is able to control the reversal of the temporary differences and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognised directly in equity is also recognised in equity and not in the income statement.

Expenses and assets are recognised net of the amount of sales tax except where this tax is not recoverable, in which case the sales tax is recognised as part of the cost of acquisition of the asset or as part of the expense item. Receivables and payables are stated with the amount of sales tax included. The net amount of sales tax recoverable from, or payable to the taxation authority is included as part of receivables or payables in the balance sheet.

Operating and finance leases

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased asset, are capitalised at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Other leases are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight line basis over the lease term.

1. **Significant accounting policies (continued)**

Borrowings

Borrowings are initially recognised at cost, being the fair value of the consideration received net of issue costs. Borrowings are subsequently stated at amortised cost; any difference between the proceeds, net of transaction costs, and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Provisions

Provision are recognised when the Group has a present obligation, legal or constructive, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

Foreign currencies

The functional currency of Henderson Group plc and its UK subsidiaries is pounds sterling. Transactions in foreign currencies are recorded at the rate appropriate at the time of accounting for the transaction. Foreign currency monetary balances at the reporting period end are converted at the rate ruling at that date. Foreign currency non-monetary balances carried at fair value are translated at the rates prevailing at the date when the fair value was determined. Gains and losses arising on retranslation are taken to the income statement, except for exchange differences arising on non-monetary assets and liabilities where the changes in fair value are recognised directly in equity.

On consolidation, the assets and liabilities of the Group's overseas operations whose functional currency is not pounds sterling are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are taken through the consolidated statement of recognised income and expenses to the translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

Employee benefits

The Group provides employees with retirement benefits through both defined benefit and defined contribution plans. The assets of these plans are generally held separately from the Group's general assets in trustee-administered funds and are valued at fair value. Defined benefit obligations and cost of providing benefits are determined annually by qualified actuaries using the projected unit credit method. The obligation is measured as the present value of the estimated future cash outflows using a discount rate based on corporate bonds of appropriate duration and quality. The resulting surplus / deficit of defined benefit assets less liabilities is recognised in the consolidated balance sheet. The Group's expense related to these plans is accrued over the employees' service periods based upon the actuarially determined cost for the period. Actuarial gains and losses are recognised in full in the period in which they occur in the consolidated statement of recognised income and expense. Contributions to the defined contribution scheme are charged to the consolidated income statement as they become payable in accordance with the rules of the scheme.

Other defined benefit post-employment benefits, such as medical care and life insurance, are also provided for certain employees. The cost of such benefits is accrued over the service period of the employee based upon the actuarially determined cost for the period using a methodology similar to that for defined benefit pension plans.

1. Significant accounting policies (continued)

Share-based payment transaction

The Group issues equity-settled and cash-settled share-based payments to certain employees.

Equity-settled share-based payments are measured at fair value at the date of grant and expensed, together with a corresponding increase in equity, on a straight line basis over the vesting period, based on the Group's estimate of shares that will eventually vest. The expected life used in the determination of fair value has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

A liability equal to the portion of the goods or services received is recognised at the current fair value determined at each balance sheet date for cash-settled, share-based payments.

Treasury shares

Treasury shares held by the Group, including those held by certain policyholder funds and Employee Benefit Trusts are recorded at cost and deducted from equity.

Equity Shares

The ordinary equity shares of 10p each are classified as equity instruments. Equity shares issued by the Company are recorded at the proceeds received, net of direct issue costs.

Dividend recognition

Dividend distribution to the Company's shareholders is recognised as a liability in the period in which the dividends are declared, and for the final dividend, when approved by the Company's shareholders at the annual general meeting.

2. First time adoption

This is the first year that the Group has presented its financial statements under IFRS. The following disclosures are required in the year of transition. The last financial statements under UKGAAP were for the year ended 31 December 2004 and the date of transition to IFRSs was therefore 1 January 2005, with prior year comparatives to be restated in the 31 December 2005 financial statements.

The Group has taken advantage of the following exemptions under IFRS1 "First time adoption of IFRSs":

- business combinations that occurred prior to the date of transition have not been restated in accordance with IFRS3 "Business Combinations";
- all cumulative actuarial gains and losses on employee defined benefit obligations have been recognised in equity at the date of transition to IFRS;
- the presentation of five year historical information about pension schemes will be applied prospectively from the transition date;
- the designation on initial recognition as financial assets or financial liabilities at fair value through profit and loss or as available-for-sale has been applied prospectively from the date of transition to IFRS;
- cumulative translation differences for all foreign operations have been deemed to be zero at the date of transition; and
- the fair value of owner occupied property at the date of transition to IFRS has been used as its deemed cost at that date.

The Group has taken advantage of the exemption available in IFRS4 Insurance contracts on the need to disclose comparative information for the following:

- the process used to determine the assumptions;
- the effect of changes in assumptions used to measure insurance assets and liabilities; and
- reconciliations of changes in insurance assets and insurance liabilities.

The Group has also taken advantage of the provisions within IFRS5 "Non-current assets held for sale and discontinued operations" to apply this standard to all non-current assets (or disposal groups) that meet the criteria to be classified as held for sale and operations that meet the criteria to be classified as discontinued before 1 January 2005.

2. First time adoption (continued)

2.1 Reconciliation of consolidated equity

		31 December 2004 £m	1 January 2004 £m
	Consolidated shareholders' equity as reported under UK GAAP	**1,837.7**	**1,689.1**
	IFRS adjustments:		
1	Retirement benefits	(66.6)	(70.0)
2	Investment contract accounting	45.4	62.1
3	Valuation of investments	(6.3)	(9.6)
4	Insurance contract liabilities	4.6	5.4
5	Contingent capital	(199.3)	(59.9)
6	General insurance	2.3	4.7
7	Goodwill	18.9	-
8	Lease obligations and incentives	(3.2)	(3.6)
9	New subsidiaries	(14.7)	(5.7)
10	Impairment of Life Services	(136.6)	-
11	Deferral of commissions income and expenses	(1.6)	(1.3)
12	Performance fee recognition	3.2	1.6
13	Deferred taxation	(8.8)	(5.8)
	Consolidated shareholders' equity as reported under IFRS	**1,475.0**	**1,607.0**
9	Recognition of minority interest in new subsidiaries	334.0	299.4
14	Reclassification of minority interest	83.3	-
	Consolidated equity as reported under IFRS	**1,892.3**	**1,906.4**

Explanation of material adjustments to consolidated equity

1. Under IFRS the Group recognises the full net liability on its defined benefit pension scheme in the consolidated balance sheet and takes all actuarial gains and losses through the consolidated statement of recognised income and expense. In addition to this, the Group has revalued its unfunded pension scheme liabilities in accordance with IAS19.

2. Contracts underwritten by insurance subsidiaries that do not meet the definition of an insurance contract under IFRS4 have been accounted for as investment contracts in accordance with IAS39. Under UKGAAP such contracts are accounted for as insurance contracts. This has resulted in the release of reserves related to these contracts.

3. Under UKGAAP, Life Services investments were stated at middle market value and Henderson investments were stated at cost. Under IFRS investments have been revalued to fair value.

4. The reduction in the value of investments arising from the change in valuation basis (see note 3 above) has resulted in a decrease in insurance contract liabilities.

5. The policyholder funds of National Provident Life Limited and London Life Limited have received contingent loans from their respective parent undertakings, NP Life Holdings Limited and London Life Holdings Limited. Under UKGAAP the long term insurance contract liabilities are adjusted for the difference arising on consolidation between the carrying value of the contingent loan liability in the relevant life company (which is determined by the approach used to set the long term insurance contract liabilities in those companies) and the valuation of the contingent loans by the shareholder (representing the best estimate of the Directors of the amounts that will be recoverable from the policyholder funds, based on the market-consistent embedded values of the relevant life companies). On adoption of IFRS the IFRS basis consolidation difference has been written off through the income statement.

2. First time adoption (continued)

2.1 Reconciliation of consolidated equity (continued)

Explanation of material adjustments to consolidated equity (continued)

6. Accounting for general insurance in accordance with IFRS4 resulted in the release of an equalisation provision established in accordance with the requirements of the Integrated Prudential Sourcebook for Insurers under UKGAAP.

7. In accordance with the transitional provisions of IFRS1, the Group has chosen to apply IFRS3 prospectively. This has resulted in the value of goodwill arising from previous acquisitions remaining at the UKGAAP value as at 1 January 2004 and the reversal of amortisation charged in 2004. Goodwill will then be subject to impairment review in accordance with IFRS3 annually and more frequently where there are indications that the carrying value may not be recoverable.

8. Under IFRS, the Group amortises lease incentives received over the term of the lease rather than over the period to the first rental review. Also, the Group has reclassified certain operating leases as finance leases under IAS17.

9. Application of IAS27 has resulted in a number of property limited partnerships, open ended investment companies, unit trusts and private equity investments being consolidated. This has resulted in the consolidated balance sheet recording an additional loss as the fair value of the investment has been replaced by their net assets. An additional minority interest within consolidated equity has also been recognised.

10. The net assets of the Life Services business classified as a disposal group held for sale at 31 December 2004 in accordance with IFRS5 have been impaired at this date to the fair value of consideration received less costs to sell.

11. In accordance with IAS18 initial commission income and expenses in respect of investment products have been recognised over the estimated lifespan of the product to which they relate. IAS1 also requires that commission income and expenses be shown gross in the income statement. These balances have been grossed up but do not impact the equity position of the Group.

12. Under UKGAAP, performance fees were recognised on investment management contracts in the period in which the performance fee was formally agreed as payable by the fund trustees. To comply with IAS18, performance fees have been recognised when the prescribed performance hurdles have been achieved and it is probable that the fee will result.

13. The net effect of the above adjustments resulted in an increase in the deferred tax liability carried under IAS12 in the consolidated balance sheet. In addition to this, the discount recognised to reflect the time value of money on deferred tax assets and liabilities under UKGAAP has been reversed under IFRS.

14. Minority interests have been reclassified under IFRS to equity.

2. First time adoption (continued)

2.2 Reconciliation of consolidated profit/(loss)

		2004 £m
	Profit on ordinary activities after taxation as reported under UKGAAP	**42.2**
	IFRS adjustments:	
1	Retirement benefits	28.7
2	Investment contract accounting	(16.7)
3	Valuation of Investments	0.7
4	Insurance contract liabilities	(0.8)
5	Contingent capital	(139.4)
6	General insurance	(2.4)
7	Goodwill	18.9
8	Lease obligations and incentives	0.4
9	New subsidiaries and recognition of minority interest in new subsidiaries	33.9
10	Impairment of Life Services	(136.6)
11	Deferral of commissions income and expenses	(0.3)
12	Performance fee recognition	1.6
13	Deferred taxation	(3.4)
	Loss after tax from all operations as reported under IFRS	**(173.2)**

Explanation of material adjustments to consolidated profit/(loss)

1. Under IFRS the Group recognises the full net liability on its defined benefit pension scheme in the consolidated balance sheet and takes all actuarial gains and losses through the consolidated statement of recognised income and expense. In addition to this, the Group has also revalued its unfunded pension scheme liabilities in accordance with IAS19.

2. Contracts underwritten by insurance subsidiaries that do not meet the definition of an insurance contract under IFRS4 have been accounted for as investment contracts in accordance with IAS39. Under UKGAAP such contracts are accounted for as insurance contracts. This has resulted in the release of reserves related to these contracts.

3. Under UKGAAP, Life Services investments were stated at middle market value and Henderson investments were stated at cost. Under IFRS investments have been revalued to fair value.

4. The reduction in the value of investments arising from the change in valuation basis (see note 3 above) has resulted in a decrease in insurance contract liabilities.

5. The policyholder funds of National Provident Life Limited and London Life Limited have received contingent loans from their respective parent undertakings, NP Life Holdings Limited and London Life Holdings Limited. Under UKGAAP the long term insurance contract liabilities are adjusted for the difference arising on consolidation between the carrying value of the contingent loan liability in the relevant life company (which is determined by the approach used to set the long term insurance contract liabilities in those companies) and the valuation of the contingent loans by the shareholder (which represents the best estimate of the Directors of the amounts that will be recoverable from the policyholder funds, which is based on the market-consistent embedded values of the relevant life companies). On adoption of IFRS the IFRS basis consolidation difference has been written off through the income statement.

6. Accounting for general insurance in accordance with IFRS4 resulted in the release of an equalisation provision established in accordance with the requirements of the Integrated Prudential Sourcebook for Insurers under UKGAAP.

7. In accordance with the transitional provisions of IFRS1, the Group has chosen to apply IFRS3 prospectively. This has resulted in the value of goodwill arising from previous acquisitions remaining at the UKGAAP value as at 1 January 2004 and the reversal of amortisation charged in 2004. Goodwill will then be subject to impairment review in accordance with IFRS3 annually and more frequently where there are indications that the carrying value may not be recoverable.

2. First time adoption (continued)

2.2 Reconciliation of consolidated profit/(loss) (continued)

8. Under IFRS, the Group amortises lease incentives received over the term of the lease rather than over the period to the first rental review. Also, the Group has reclassified certain operating leases as finance leases under IAS17.

9. Application of IAS27 has resulted in a number of property limited partnerships, open ended investment companies, unit trusts and private equity investments being consolidated. This has resulted in the consolidated balance sheet recording an additional loss as the fair value of investment has been replaced by their net assets. An additional loss attributable to minority interests has also been recognised.

10. The net assets of the Life Services business classified as a disposal group held for sale at 31 December 2004 in accordance with IFRS5 have been impaired at this date to the fair value of consideration received less costs to sell.

11. In accordance with IAS18 initial commission income and expenses in respect of investment products have been recognised over the estimated lifespan of the product to which they relate. IAS1 also requires that commission income and expenses be shown gross in the income statement. These balances have been grossed up but do not impact the equity position of the Group.

12. Under UKGAAP, performance fees were recognised on investment management contracts in the period in which the performance fee was formally agreed as payable by the fund trustees. To comply with IAS18, performance fees have been recognised when the prescribed performance hurdles have been achieved and it is probable that the fee will result.

13. The net effect of the above adjustments resulted in an increase in the deferred tax liability carried under IAS12 in the consolidated balance sheet. In addition to this, the discount recognised to reflect the time value of money on deferred tax assets and liabilities under UKGAAP has been reversed under IFRS.

2.3 Reconciliation of consolidated cash flow statement

	As reported under UKGAAP £m	Include policyholder cash flows (Note 1) £m	Other (Note 2) £m	As reported under IFRS £m
Net cash flows from operating activities	34.7	(1,167.4)	-	(1,132.7)
Net cash flows from investing activities	(135.9)	(1,649.7)	(190.5)	(1,976.1)
Net cash flows from financing activities	107.6	2,400.9	-	2,508.5
Effects of exchange charges	-	(42.4)	0.2	(42.2)
Net increase/(decrease) in cash and cash equivalents	6.4	(458.6)	(190.3)	(642.5)

Explanation of material adjustments to the consolidated cash flow statement

1. The cash flow statement prepared under IFRS includes all long-term business cash transactions which were excluded under UKGAAP.

2. Under IFRS, cash equivalents include short term highly liquid investments with a maturity of 90 days or less from the date of acquisition. Under UKGAAP such assets were reported in other financial assets and the corresponding cash flows presented within investing activities.

INDEPENDENT AUDITORS' REPORT TO THE COMPANY ON THE PRELIMINARY IFRS FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2004

We have audited the accompanying preliminary International Financial Reporting Standards ("IFRS") financial statements of the Company for the year ended 31 December 2004 which comprise the Consolidated Income Statement, the Consolidated Statement of Recognised Income and Expense and the Consolidated Cash Flow Statement for the year ended 31 December 2004 and the Consolidated Balance Sheet as at 31 December 2004, together with the related notes set out on pages 6 to 20.

This report is made solely to the Company in accordance with our engagement letter dated 9 June 2005. Our audit work has been undertaken so that we might state to the Company those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility or liability to anyone other than the Company for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

These preliminary IFRS financial statements are the responsibility of the Company's directors and have been prepared as part of the Company's conversion to IFRS. They have been prepared in accordance with the basis set out in Note 1, which describes how IFRS have been applied under IFRS 1, including the assumptions management has made about the standards and interpretations expected to be effective, and the policies expected to be adopted, when management prepares its first complete set of IFRS financial statements as at 31December 2005.

Our responsibility is to express an independent opinion on the preliminary IFRS financial statements based on our audit. We read the other information accompanying the preliminary IFRS financial statements and consider whether it is consistent with the preliminary IFRS financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the preliminary IFRS financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the preliminary IFRS financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the preliminary IFRS financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the preliminary IFRS financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of matter

Without qualifying our opinion, we draw attention to the fact that Note 1 explains why there is a possibility that the preliminary IFRS financial statements may require adjustment before constituting the final IFRS financial statements. Moreover, we draw attention to the fact that, under IFRSs only a complete set of financial statements with comparative financial information and explanatory notes can provide a fair presentation of the Group's financial position, results of operations and cash flows in accordance with IFRSs.

Opinion

In our opinion, the preliminary IFRS financial statements for the year ended 31 December 2004 have been prepared, in all material respects, in accordance with the basis set out in Note 1, which describes how IFRS have been applied under IFRS 1, including the assumptions management has made about the standards and interpretations expected to be effective, and the policies expected to be adopted, when management prepares its first complete set of IFRS financial statements as at 31 December 2005.

Ernst & Young LLP
Registered Auditor
London
24 June, 2005



Retirement of Director

10 June 2005

Henderson Group announces the retirement of Sir William Wells from the Board of Henderson Group plc with effect from 9 June 2005. As a result, the Board has appointed John Roques as the Senior Independent Director and Gerry Aherne as Chairman of the Board Remuneration Committee.

For further information

www.henderson.com or

Investor enquiries
Mav Wynn, +44 (0) 20 7818 5135
Henderson Group Head of Investor Relations investor.relations@henderson.com

Media enquiries
United Kingdom – Finsbury
Roland Rudd/Julius Duncan +44 (0) 20 7251 3801

Australia - Cannings
Graham Canning +61 2 9252 0622

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

File No. 82-34758


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288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2072534

Company Name in full Henderson Group plc

	Day	Month	Year
Date of termination of appointment	09	06	2005

as director X   as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title: Sir   * Honours etc: -

Please insert details as previously notified to Companies House.

Forename(s): William Henry Weston

Surname: Wells

	Day	Month	Year
† Date of Birth	03	05	1940

A serving director, secretary etc must sign the form below.

Signed [signature]   **Date** 10/6/05

(** ~~serving director~~/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England

Tel

DX number   DX exchange



When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

File No. 82-34758


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88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	06	2005			

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	59,322		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.416		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Company No 2072534

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PUBLIC	Class of shares allotted	Number allotted
	£0.10 Ordinary	59,322
Address See Attached List		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 9/6/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England

Tel

DX number DX exchange



Henderson Allotment Schedule

Date of Issue - 8th June 2005

Share scheme	Employee number	Employee surname	Employee forename	NI number	Address 1	Address 2	Address 3	Address 4	Address 5	Option price	Total option price	Number of shares exercised
Sharesave 2004	106724C	Coe	Rachel	JE431925B	22 Swift Close	Deeping St James	PETERBOROUGH	PE6 8QH		0.416	£391.46	941
Sharesave 2004	087825C	Cuthbert	Andrew	JG126983D	51 Norman Drive	Stilton	PETERBOROUGH	PE7 3RS		0.416	£1,305.83	3,139
Sharesave 2004	047365C	Denyer	Shirley	WA366116A	35 Wycliffe Grove	Werrington	PETERBOROUGH	PE4 5DE		0.416	£652.71	1,569
Sharesave 2004	156078L	Essex	Christopher Roland	YZ091639D	3 Kingston Avenue	Saltford	BRISTOL	BS31 3LF		0.416	£3,264.77	7,848
Sharesave 2004	000026C	Gathercole	Deborah	WM583540D	Beechlawn	151 Heme Road	Ramsey St Marys Ramsey	HUNTINGDON	PE26 2SY	0.416	£652.71	1,569
Sharesave 2004	028639C	Goucher	Graham Paul	NB567080C	45 Elmfield Road	PETERBOROUGH	PE1 4HA			0.416	£522.08	1,255
Sharesave 2004	063990C	Grantham	Angela Jane	WM119201D	5 Franklin Drive	SPALDING	Lincs PE11 2GF			0.416	£130.21	313
Sharesave 2004	033274C	Hull	Simon	NS822131B	26 Eastfield Grove	PETERBOROUGH	PE1 4BB			0.416	£260.84	627
Sharesave 2004	038570C	Johnson	Melanie Louise	JH396368A	19 Kingsline Close	Thorney	PETERBOROUGH	PE6 0DR		0.416	£522.08	1,255
Sharesave 2004	131953C	Kapoor	Parveen	NH584032C	32 Ashby Rise	Great Glen	LEICESTER	LE8 9GA		0.416	£3,264.77	7,848
Sharesave 2004	609082	Keith	Amanda	JA298122C	36 Matley	Orton Brimbles	PETERBOROUGH	PE2 5YQ		0.416	£456.77	1,098
Sharesave 2004	032540C	Little	Cheyne A	NR399874B	Churchfield Cottage	19 Chestnut Close P	PETERBOROUGH	PE6 7NW		0.416	£3,264.77	7,848
Sharesave 2004	118042C	Little	Clare Elizabeth	NS120698C	Churchfield Cottage	19 Chestnut Close P	PETERBOROUGH	PE6 7NW		0.416	£3,264.77	7,848
Sharesave 2004	003566C	Moffatt	Kathleen	YM250639B	51 Northfield Road	PETERBOROUGH	PE1 3QG			0.416	£652.71	1,569
Sharesave 2004	095364C	Nunn	Fiona Jane	JG825983D	28 Pembroke Avenue	Orton Waterville	PETERBOROUGH	PE2 5EY		0.416	£587.40	1,412
Sharesave 2004	101063C	Oliver	Denise Irene	YX388966A	15 Teal Road	Whittlesey	PETERBOROUGH	PE7 1YE		0.416	£1,305.83	3,139
Sharesave 2004	039271C	Ribakovs	Helen Margaret	YT266931C	7 Thornemead Werrington	PETERBOROUGH	PE4 7ZD			0.416	£652.71	1,569
Sharesave 2004	027938C	Rippon	Geraldine	NP628550A	17 Lady Charlotte Road	Hampton Hargate	PETERBOROUGH	PE7 8AE		0.416	£1,305.83	3,139
Sharesave 2004	102251C	Scudamore	Denise Iris	YR250553A	103 Driffield Way	PETERBOROUGH	PE2 9RB			0.416	£260.84	627
Sharesave 2004	031401C	Yates	Andrew	NS505419D	85 Wycliffe Grove	Werrington	PETERBOROUGH	PE4 5DF		0.416	£1,958.95	4,709

File No. 82-34758



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	15 06 2005	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	23,153		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.416		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Company No 2072534

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PUBLIC	Class of shares allotted: £0.10 Ordinary	Number allotted: 23,153
Address See Attached List		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed [signature] Date 22/06/05

~~A director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England

Tel

DX number DX exchange


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Henderson Allotment Schedule

Date of Issue - 15th June 2005

Share scheme	Employee number	Employee surname	Employee forename	NI number	Address 1	Address 2	Address 3	Address 4	Address 5	Option price	Total option price	Number of shares exercised
Sharesave 2004	10000758	Baker	Lesley	NA768960B	45 Hilda Park	CHESTER LE STREET	Co Durham DH2 2JP			0.416	£179.72	432
Sharesave 2004	085897N	Lawson	Simon Philip	NX415352B	64 Balintore Rise	Orton Southgate	PETERBOROUGH	PE2 6SP		0.416	£2,611.65	6,278
Sharesave 2004	116463C	Norfield	Kelly	JE902771D	14 Reepham Orton Brimbles	PETERBOROUGH	PE2 5TS			0.416	£602.79	1,449
Sharesave 2004	971715L	Osborn	Paul Edward	NM876674A	20 Lyndhurst Road	Westbury on Trym	BRISTOL	BS9 3QY		0.416	£1,305.83	3,139
Sharesave 2004	611731	Pace	Filomena	NB297240C	28 Wigmore Drive	Stanground	PETERBOROUGH	PE2 8UZ		0.416	£361.51	869
Sharesave 2004	610079	Parsons	Stephen	YX267431B	6 Watson Close	Oundle	PETERBOROUGH	PE8 4QD		0.416	£652.71	1,569
Sharesave 2004	087346C	Payne	Karen	NH170041B	Nook Cottage	5 The Nook Helpston	PETERBOROUGH	PE6 7DN		0.416	£1,958.95	4,709
Sharesave 2004	046482C	Stanley	Lynda Jane	JG161892A	1 Middlefield Hampton Hargate	PETERBOROUGH	PE7 8AX			0.416	£1,305.83	3,139
Sharesave 2004	114793C	Wakefield	Suzanne Nicola	JC139022C	5 Cunningham Road	PETERBOROUGH	PE2 9RG			0.416	£652.71	1,569
										Totals	£9,631.70	23,153

BLUEPRINT OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01 / 05 / 2005	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	57,735		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.6275		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Company No 2072534

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: GREENWOOD NOMINEES LTD	Class of shares allotted: £0.10 Ordinary	Number allotted: 57,735
Address: 20 MOORGATE LONDON		
UK postcode: EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 3/6/05

A ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange




BLUEPRINT
OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	22	06	2005			

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	13,811		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.416		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Company No 2072534

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PUBLIC	Class of shares allotted £0.10 Ordinary	Number allotted 13,811
Address See Attached List		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form 0



Signed ______ Date 28/6/05

A ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England

Tel

DX number DX exchange


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Henderson Allotment Schedule

Date of Issue - 22th June 2005

Share scheme	Employee number	Employee surname	Employee forename	NI number	Address 1	Address 2	Address 3	Address 4	Address 5	Option price	Total option price	Number of shares exercised
Sharesave 2004	10000310	O'Hagan	Michael	WM467142B	19 Whitefield Avenue	Cambuslang	GLASGOW	G72 8NP		0.416	£1,305.82	3,139
Sharesave 2004	020909C	Flanders	Paul Andrew	WM920929D	1 Doddington Drive	Peterborough	Cambridgeshire	PETERBOR	PE3 9NN	0.416	£3,264.77	7,848
Sharesave 2004	012245C	Jinks	Louise Peta	NX455627B	46 Sallows Road	PETERBOROUGH	PE1 4EU			0.416	£522.08	1,255
Sharesave 2004	020602C	Roche	Gerald Dominic J	NB470184C	4 Belgravia House	Off Thorpe Road	PETERBOROUGH	PE3 6JH		0.416	£652.70	1,569

Totals	£5,745.38	13,811



Andrew Boorman
Director, HR

22/06/2005
Date



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	8,267		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.416		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: PUBLIC	Class of shares allotted	Number allotted
Address: See Attached List	£0.10 Ordinary	8,267
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 3/6/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England

Tel

DX number DX exchange


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Henderson Allotment Schedule

Date of Issue - 1st June 2005

Share scheme	Employee number	Employee surname	Employee forename	NI number	Address 1	Address 2	Address 3	Address 4	Address 5	Option price	Total option price	Number of shares exercised
Sharesave 2004	092247C	Deakin	Julie Amanda	NH890816C	56 Thorpe Park Road	Peterborough	Cambridgeshire	PETERBOROUGH	PE3 6LJ	0.416	£239.62	576
Sharesave 2004	100305C	Hall	Andrew J	NX417868C	24 Valence Road	Orton Waterville	PETERBOROUGH	PE2 5HJ		0.416	£1,199.75	2,884
Sharesave 2004	608344	Nangia	Sunil	JA178734C	6 Sandy Lodge Way	Northwood	Middlesex	NORTHWOOD	Middx HA6 2AJ	0.416	£1,999.72	4,807
										Totals	£3,439.09	8,267

File No. 82-34758

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363a

Please complete in typescript, or in bold black capitals.

CHFP010

Annual Return

Company Number 2072534

Company Name in full Henderson Group plc

Date of this return

The information in this return is made up to

Day	Month	Year
2 9	0 5	2 0 0 5

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day	Month	Year

Registered Office

Show here the address **at the date of this return.**

4 Broadgate

*Any change of registered office **must** be notified on form 287.*

Post town London

County / Region

UK Postcode EC2M 2DA

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

6512

If the code number cannot be determined, give a brief description of principal activity.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**

for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

for companies registered in Scotland **DX 235 Edinburgh**

Company No 2072534

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

Computershare Investor Services Plc, The Pavilions,

Bridgwater Road

Post town: Bristol

County / Region: UK Postcode: BS99 7NH

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state where it is kept.

Post town:

County / Region: UK Postcode:

Company type

Public limited company	X	Please tick the appropriate box
Private company limited by shares		
Private company limited by guarantee without share capital		
Private company limited by shares exempt under section 30		
Private company limited by guarantee exempt under section 30		
Private unlimited company with share capital		
Private unlimited company without share capital		

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

* Voluntary details.

Name

* Style / Title: Mr

Forename(s): Steven John

Surname: O'Brien

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Address: 10 Ryders, Langton Green

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: Tunbridge Wells

County / Region: Kent UK Postcode: TN3 0DX

Country: England


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Company No 2072534

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name

* Style / Title	Mr
Date of birth (Day Month Year)	15 01 1946
Forename(s)	Gerald Paul
Surname	Aherne
Address	29 Prices Court, Cotton Row
Post town	London
County / Region	
UK Postcode	SW11 3YR
Country	
Nationality	British
Business occupation	Fund Manager

* Voluntary details.

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name

* Style / Title	
Date of birth (Day Month Year)	12 05 1942
Forename(s)	Duncan George Robin
Surname	Ferguson
Address	Clive Wood Farm, Clive
Post town	Shrewsbury
County / Region	Shropshire
UK Postcode	SY4 5PR
Country	England
Nationality	British
Business occupation	Actuary

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Company No 2072534

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title: Mr

Date of birth: Day 08 Month 01 Year 1960

Forename(s): Nicholas Toby

Surname: Hiscock

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

49 Burlington Avenue

Post town: Kew

County / Region: Surrey — UK Postcode: TW9 4DG

Country: England — **Nationality**: English

Business occupation: Chartered Accountant

* Voluntary details.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title: Mr

Date of birth: Day 11 Month 12 Year 1953

Forename(s): Anthony Charles

Surname: Hotson

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Aubrey House, Church Street, Wadenhoe

Post town: Peterborough

County / Region: — UK Postcode: PE8 5ST

Country: England — **Nationality**: British

Business occupation: Consultant

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Company No 2072534

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

* Style / Title: Mr

Date of birth (Day Month Year): 2 3 0 1 1 9 4 8

Forename(s): Rupert Lascelles

Surname: Pennant-Rea

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Address: 59 Cramner Court, Whiteheadsgrove

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: London

County / Region:

UK Postcode: SW3 3HW

Country: England

Nationality: British

Business occupation: Company Director

* Voluntary details.

Name

* Style / Title:

Date of birth (Day Month Year): 1 4 1 0 1 9 3 8

Forename(s): David John Seymour

Surname: Roques

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Address: High Down, Cokes Lane

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: Chalfont St Giles

County / Region: Buckinghamshire

UK Postcode: HP8 4TQ

Country:

Nationality: British

Business occupation: Company Director

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name

* Style / Title	Sir
Date of birth (Day Month Year)	03 05 1940
Forename(s)	William Henry Weston
Surname	Wells
Address	Box Cottage, Sudbrook Lane
Post town	PETERSHAM
County / Region	Surrey
UK Postcode	TW10 7AT
Country	England
Nationality	British
Business occupation	Chartered Surveyor

* Voluntary details.

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name

* Style / Title	Mr
Date of birth (Day Month Year)	04 04 1957
Forename(s)	Roger Philip
Surname	Yates
Address	10 Neville Street, South Kensington
Post town	London
County / Region	
UK Postcode	SW7 3AR
Country	England
Nationality	British
Business occupation	Managing Director


BLUEPRINT
OneWorld

Company No 2072534

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
Ordinary	1,152,995,206	£115,299,520.60
Totals	1,152,995,206	115,299,520.60

List of past and present shareholders

(use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns.

	on paper	in another format
There were no changes in the period		
A list of changes is enclosed		
A full list of shareholders is enclosed	X	

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed Steven O'Brien Date 22/06/2005

‡ Please delete as appropriate. † a director / secretary

When you have signed the return send it with the fee to the Registrar of Companies.
Cheques should be made payable to **Companies House.**

This return includes 1 continuation sheets. *(enter number)*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England

Tel

DX number DX exchange


BLUEPRINT
OneWorld

BLUEPRINT OneWorld

List of past and present shareholders
Schedule to form 363a

CHFP010

Company Number 2072534

Company Name in full Henderson Group plc

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following the incorporation;
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical order or provide an index
- List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name PUBLIC Address See Attached List UK postcode	£0.10 Ordinary Shares Held 1,152,995,206	1,409,633,940 148,769,481	22/04/2005 25/04/2005
Name Address UK postcode			
Name Address UK postcode			

COMPANY NO. 2072534

COMPANIES ACT 1985

A PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

of

Henderson Group plc

COMPANY NO. 2072534

THE COMPANIES ACT 1985
PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION OF HENDERSON GROUP PLC

As altered by special resolutions passed on 28 April 1987 and 10 October 2003.

1. The Company's name is "Henderson Group plc"[1]

2. The Company is to be a public company.

3. The Company's registered office is to be situated in England and Wales

The Company's objects are:-

(a) To acquire and hold controlling and other interests in the share or loan capital of any company or companies and in particular in companies engaged in the business of insurance and in the business of financial services generally.

(b) To provide financial, managerial and administrative advice, services and assistance for any company in which this Company is interested, and for any other company.

(c) To carry on the business of an investment company and to acquire and hold shares, stocks, debentures, debenture stock, bonds, obligations and securities of whatever nature, lands, buildings, leases, underleases, rights or privileges, reversionary interests, annuities, policies of assurance and other property and rights and interests in property of any nature in any part of the world (including, without prejudice to the generality of the foregoing, any asset, right or interest falling within Part II of Schedule 2 of the Financial Services and Markets Act 2000) as the Company shall deem fit; and to enter into or participate in any transaction or undertaking of any description, whether in relation to such property or otherwise; and from time to time to vary or dispose of any investments of the Company.

(d) To acquire any such shares, stocks, debentures, debenture stock, bonds, obligations or securities by original subscription, tender, purchase, exchange

[1] The Company was incorporated under the name of Frontdeal Public Limited Company. Its name was changed to A.M.P. (U.K.) Public Limited Company by Special Resolution passed on 28th April 1987. The Company's name was changed to HHG PLC by Special Resolution passed on 10 October 2003. The Company's name was changed to Henderson Group plc on 22 April 2005 by Special Resolution passed on 21 February 2005.

or otherwise, and to subscribe for the same and to guarantee the subscription thereof as the Company shall deem fit and to enforce and exercise all rights and powers conferred or incident to the ownership thereof; and to acquire and take over the whole or any part of any company, business or undertaking which the Company may wish to acquire or become interested in as an investment of the Company on such terms as the Company thinks fit, and to hold and otherwise deal with the same as may seem expedient.

(e) To employ experts to investigate and examine the condition, prospects, value, character and circumstances of any business concerns, undertakings or other assets, property or rights of interest or possible interest to the Company in connection with its investment business.

(f) To carry on any other trade or business whatever which can in the opinion of the Board of Directors be advantageously carried on in connection with or ancillary to any of the businesses of the Company.

(g) To purchase or by any other means acquire and take options over any property whatever, and any rights or privileges of any kind over or in respect of any property.

(h) To apply for, register, purchase, or by other means acquire and protect, prolong and renew, whether in the United Kingdom or elsewhere any patents, patent rights, brevets d'invention, licences, secret processes, trade marks, designs, protections and concessions and to disclaim, alter, modify, use and turn to account and to manufacture under or grant licences or privileges in respect of the same, and to expend money in experimenting upon, testing and improving any patents, inventions or rights which the Company may acquire or propose to acquire.

(i) To acquire or undertake the whole or any part of the business, goodwill, and assets of any person, firm, or company carrying on or proposing to carry on any of the businesses which the Company is authorised to carry on and as part of the consideration for such acquisition to undertake all or any of the liabilities of such person, firm or company, or to acquire an interest in, amalgamate with, or enter into partnership or into any arrangement for sharing profits, or for co-operation, or for mutual assistance with any such person, firm or company, or for subsidising or otherwise assisting any such person, firm or company, and to give or accept, by way of consideration for any of the acts or things aforesaid or property acquired, any shares, debentures, debenture stock or securities that may be agreed upon, and to hold and retain, or sell, mortgage and deal with any shares, debentures, debenture stock or securities so received.

(j) To improve, manage, construct, repair develop, exchange, let on lease or otherwise, mortgage, charge, sell, dispose of, turn to account, grant licences, options, rights and privileges in respect of, or otherwise deal with all or any part of the property and rights of the Company.

(k) To invest and deal with the moneys of the Company not immediately required in such manner as may from time to time be determined and to hold or otherwise deal with any investments made.

(l) To lend and advance money or give credit on any terms and with or without security to any person, firm or company (including without prejudice to the generality of the foregoing any holding company, subsidiary or fellow subsidiary of, or any other company associated in any way with, the Company), to enter into guarantees, contracts of indemnity and suretyships of all kinds, to receive money on deposit or loan upon any terms the payment of any sum of money or the performance of any obligation by any person, firm or company (including without prejudice to the generality of the foregoing any such holding company, subsidiary, fellow subsidiary or associated company as aforesaid).

(m) To borrow and raise money in any manner and to secure the repayment of any money borrowed, raised or owing by mortgage, charge, standard security, lien or other security upon the whole or any party of the Company's property or assets (whether present or future), including its uncalled capital, and also be a similar mortgage, charge, standard security, lien or security to secure and guarantee the performance by the Company of any obligation or liability it may undertake or which may become binding on it.

(n) To draw, make, accept, endorse, discount, negotiate, execute and issue cheques, bills of exchange, promissory notes, bills of lading, warrants, debentures, and other negotiable or transferable instruments.

(o) To apply for, promote, and obtain any Act of Parliament, order, or licence of the Department of Trade or other authority for enabling the Company to carry any of its objects into effect, or for effecting any modification of the Company's constitution, or for any other purpose which may seem calculated directly or indirectly to promote the Company's interests, and to oppose any proceedings or applications which may seem calculated directly or indirectly to prejudice the Company's interests.

(p) To enter into any arrangements with any government or authority (supreme, municipal, local, or otherwise) that may seem conducive to the attainment of the Company's objects or any of them, and to obtain from any such government or authority any charters, decrees, rights, privileges or concessions which the Company may think desirable and to carry out, exercise, and comply with any such charters, decrees, rights, privileges, and concessions.

(q) To control, manage, finance, subsidise, co-ordinate or otherwise assist any company or companies in which the Company has a direct or indirect financial interest, to provide secretarial, administrative, technical commercial and other services and facilities of all kinds for any such company or companies and to make payments by way of subvention or otherwise and any other arrangements which may seem desirable with respect to any business or operations of or generally with respect to any such company or companies.

(r) To promote any other company for the purpose of acquiring the whole or part of the business or property or undertaking or any of the liabilities of the Company, or of undertaking any business or operations which may appear likely to assist or benefit the Company or to enhance the value of any property or business of the Company, and to place or guarantee the placing of, underwrite, subscribe for, or otherwise acquire all or any part of the shares or securities of any such company as aforesaid.

(s) To sell or otherwise dispose of the whole or any part of the business or property of the Company, either together or in portions, for such consideration as the Company may think fit, and in particular for shares, debentures or securities of any company purchasing the same.

(t) To act as agents or brokers and as trustees for any person, firm or company, and to undertake and perform sub-contracts.

(u) To remunerate any person, firm or company rendering services to the Company either by cash payment or by the allotment to him or them of shares or other securities of the Company credited as paid up in full or in part or otherwise as may be thought expedient.

(v) To pay all or any expenses incurred in connection with the promotion, formation and incorporation of the Company, or to contract with any person, firm or company to pay the same, and to pay commissions to brokers and others for underwriting, placing, selling or guaranteeing the subscription of any shares or other securities of the Company.

(w) To support and subscribe to any charitable or public object and to support and subscribe to any institution, society, or club which may be for the benefit of the Company or its Directors or employees, or may be connected with any town or place where the Company carries on business; to give or award pensions, annuities, gratuities, and superannuation or other allowances or benefits or charitable aid and generally to provide advantages, facilities and services for any persons who are or have been Directors of, or who are or have been employed by, or who are serving or have served the Company, or any company which is a subsidiary of the Company or the holding company of the Company or a fellow subsidiary of the Company or the predecessors in business of the Company or of any such subsidiary, holding or fellow subsidiary company and to the wives, widows, children and other relatives and dependants of such persons; to make payments towards insurance; and to set up, establish, support and maintain superannuation and other funds or schemes (whether contributory or non-contributory) for the benefit of any of such persons and of their wives, widows, children and other relatives and dependants; and to set up, establish, support and maintain profit sharing or share purchase schemes for the benefit of any of the employees of the Company or of any such subsidiary, holding or fellow subsidiary company and to lend money to any such employees or to trustees on their behalf to enable any such purchase schemes to be established or maintained.

(x) If and only to the extent permitted by the Companies Act 1985 (the "Act"), to give, whether directly or indirectly, any kind of financial assistance (as defined in Section 152(1)(a) of the Act) for any such purpose as is specified in Section 151(1) and/or Section 151(2) of the Act.

(y) To procure the Company to be registered or recognised in any part of the world.

(z) To do all or any of the things or matters aforesaid in any part of the world and either as principals, agents, contractors or otherwise, and by or through agents, brokers, sub-contractors or otherwise and either alone or in conjunction with others.

(aa) To do all such other things as may be deemed incidental or conducive to the attainment of the Company's object or any of them.

AND so that:

(1) None of the objects set forth in any sub-clause of this Clause shall be restrictively construed but the widest interpretation shall be given to each such object, and none of such objects shall, except where the context expressly so requires, be in any way limited or restricted by reference to or inference from any other object or objects set forth in such sub-clause, or by reference to or inference from the terms of any other sub-clause of this Clause, or by reference to or inference from the name of the Company.

(2) None of the sub-clauses of this Clause and none of the objects therein specified shall be deemed subsidiary or ancillary to any of the objects specified in any other such sub-clause, and the Company shall have as full a power to exercise each and every one of the objects specified in each sub-clause of this Clause as though each such sub-clause contained the objects of a separate Company.

(3) The word "Company" in this Clause, except where used in reference to the Company, shall be deemed to include any partnership or other body of persons, whether incorporated or unincorporated and whether domiciled in the United Kingdom or elsewhere.

(4) In this Clause the expression "the Act" means the Companies Act 1985, but so that any reference in this Clause to any provision of the Act shall be deemed to include a reference to any statutory modification or re-enactment of that provision for the time being in force.

4. The liability of the Members is limited.

5. The Company's share capital is £100,000 divided into 100,000 shares of £1 each.

(a) The Company's share capital increased to £10,000,000 divided into 10,000,000 shares of £1 each (27th May 1987)

(b) The Company's share capital increased to £120,000,000 divided into 120,000,000 shares of £1 each (2nd June 1989)

(c) The Company's share capital increased to £550,000,000 divided into 550,000,000 shares of £1 each (30th September 1989)

(d) The Company's share capital increased to £680,000,000 divided into 680,000,000 shares of £1 each (16th November 1989)

(e) The Company's share capital increased to £750,000,000 divided into 750,000,000 shares of £1 each (19th June 1991)

(f) The Company's share capital increased to £1,000,000,000 divided into 1,000,000,000 shares of £1 each (23rd December 1997)

(g) By way of a special resolution passed on 23 October 2003, the Company's share capital was increased to £2,350,000,000 by the creation of 1,350,000,000 preferred ordinary shares of £1 each and the existing authorised but unissued share capital of £196,160,000 was designated as 196,160,000 preferred ordinary shares of £1 each

(h) By way of a special resolution passed on 5 November 2003 and with the confirmation of an Order of the High Court of Justice dated 26 November 2003, the Company's share capital was reduced from £2,350,000,000 divided into 16,770,000 'A' preference shares of £1 each, 1,546,160,000 preferred ordinary shares of £1 each and 787,070,000 ordinary shares of £1 each to £27,200,000 divided into 27,200,000 ordinary shares of £1 each

(i) By way of a special resolution passed on 5 November 2003 the 27,200,000 ordinary shares of £1 each were sub-divided into 272,000,000 ordinary shares of 10 pence each

(j) By way of a special resolution passed on 5 November 2003 the share capital of the Company was increased from £27,200,000 to £200,000,000 divided into 2,000,000,000 ordinary shares of 10 pence each, by the creation of 1,728,000,000 ordinary shares of 10 pence each

(k) By way of a special resolution passed on 17 December 2003 the share capital of the Company was increased from £200,000,000 to £425,000,000 divided into 4,250,000,000 ordinary shares of 10 pence each, by the creation of 2,250,000,000 ordinary shares of 10 pence each

(l) By way of a special resolution passed on 21 February 2005 and with the confirmation of an Order of the High Court of Justice dated 15 April 2005, the

Company's share capital was reduced from £425,000,000 divided into 4,250,000,000 ordinary shares of 10 pence each to £284,036,606 divided into 2,840,036,606 ordinary shares of 10 pence each

(m) By way of an ordinary resolution passed on 21 February 2005 the Company's authorised and issued share capital was consolidated on 24 April 2005 such that the Company's share capital was £284,036,606 divided into 1,539,165,500 ordinary shares of 10 pence each, 2,602,400 consolidated shares of £50 each, one non-cancellation special share of £7.90 and one cancellation special share of £48.10

(n) By way of a special resolution passed on 21 February 2005 and with the confirmation of an Order of the High Court of Justice dated 25 April 2005, the Company's share capital was reduced from £284,036,606 divided into 1,539,165,500 ordinary shares of 10 pence each, 2,602,400 consolidated shares of £50 each, one non-cancellation special share of £7.90 and one cancellation special share of £48.10 to £269,159,657.90 divided into 1,539,165,500 ordinary shares of 10 pence each, 2,304,862 consolidated shares of £50 each and one non-cancellation special share of £7.90

(o) By way of an ordinary resolution passed on 21 February 2005, the Company's authorised and issued share capital was sub-divided on 25 April 2005 such that the Company's share capital was £269,159,657.90 divided into 2,691,596,579 ordinary shares of 10 pence each.

WE, the subscribers to this Memorandum of Association, wish to be formed into a Company pursuant to this Memorandum; and we agree to take the number of shares shown opposite our respective names.

NAMES AND ADDRESSES OF SUBSCRIBERS		Number of Shares taken by each Subscriber
1.	Michael Richard Counsell, 15 Pembroke Road Bristol BS99 7DX	One
2.	Christopher Charles Hadler 15 Pembroke Road Bristol BS99 7DX	One
	Total shares taken	Two

Dated

Witness to the above signatures: Errol Sandiford
15 Pembroke Road
Bristol BS99 7DX

COMPANY NO. 2072534

COMPANIES ACT 1985

A PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

of

Henderson Group plc

COMPANY NO. 2072534

THE COMPANIES ACT 1985
PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION OF HENDERSON GROUP PLC

As altered by special resolutions passed on 28 April 1987 and 10 October 2003.

1. The Company's name is "Henderson Group plc"[1]

2. The Company is to be a public company.

3. The Company's registered office is to be situated in England and Wales

The Company's objects are:-

(a) To acquire and hold controlling and other interests in the share or loan capital of any company or companies and in particular in companies engaged in the business of insurance and in the business of financial services generally.

(b) To provide financial, managerial and administrative advice, services and assistance for any company in which this Company is interested, and for any other company.

(c) To carry on the business of an investment company and to acquire and hold shares, stocks, debentures, debenture stock, bonds, obligations and securities of whatever nature, lands, buildings, leases, underleases, rights or privileges, reversionary interests, annuities, policies of assurance and other property and rights and interests in property of any nature in any part of the world (including, without prejudice to the generality of the foregoing, any asset, right or interest falling within Part II of Schedule 2 of the Financial Services and Markets Act 2000) as the Company shall deem fit; and to enter into or participate in any transaction or undertaking of any description, whether in relation to such property or otherwise; and from time to time to vary or dispose of any investments of the Company.

(d) To acquire any such shares, stocks, debentures, debenture stock, bonds, obligations or securities by original subscription, tender, purchase, exchange

---

[1] The Company was incorporated under the name of Frontdeal Public Limited Company. Its name was changed to A.M.P. (U.K.) Public Limited Company by Special Resolution passed on 28th April 1987. The Company's name was changed to HHG PLC by Special Resolution passed on 10 October 2003. The Company's name was changed to Henderson Group plc on 22 April 2005 by Special Resolution passed on 21 February 2005.

or otherwise, and to subscribe for the same and to guarantee the subscription thereof as the Company shall deem fit and to enforce and exercise all rights and powers conferred or incident to the ownership thereof; and to acquire and take over the whole or any part of any company, business or undertaking which the Company may wish to acquire or become interested in as an investment of the Company on such terms as the Company thinks fit, and to hold and otherwise deal with the same as may seem expedient.

(e) To employ experts to investigate and examine the condition, prospects, value, character and circumstances of any business concerns, undertakings or other assets, property or rights of interest or possible interest to the Company in connection with its investment business.

(f) To carry on any other trade or business whatever which can in the opinion of the Board of Directors be advantageously carried on in connection with or ancillary to any of the businesses of the Company.

(g) To purchase or by any other means acquire and take options over any property whatever, and any rights or privileges of any kind over or in respect of any property.

(h) To apply for, register, purchase, or by other means acquire and protect, prolong and renew, whether in the United Kingdom or elsewhere any patents, patent rights, brevets d'invention, licences, secret processes, trade marks, designs, protections and concessions and to disclaim, alter, modify, use and turn to account and to manufacture under or grant licences or privileges in respect of the same, and to expend money in experimenting upon, testing and improving any patents, inventions or rights which the Company may acquire or propose to acquire.

(i) To acquire or undertake the whole or any part of the business, goodwill, and assets of any person, firm, or company carrying on or proposing to carry on any of the businesses which the Company is authorised to carry on and as part of the consideration for such acquisition to undertake all or any of the liabilities of such person, firm or company, or to acquire an interest in, amalgamate with, or enter into partnership or into any arrangement for sharing profits, or for co-operation, or for mutual assistance with any such person, firm or company, or for subsidising or otherwise assisting any such person, firm or company, and to give or accept, by way of consideration for any of the acts or things aforesaid or property acquired, any shares, debentures, debenture stock or securities that may be agreed upon, and to hold and retain, or sell, mortgage and deal with any shares, debentures, debenture stock or securities so received.

(j) To improve, manage, construct, repair develop, exchange, let on lease or otherwise, mortgage, charge, sell, dispose of, turn to account, grant licences, options, rights and privileges in respect of, or otherwise deal with all or any part of the property and rights of the Company.

(k) To invest and deal with the moneys of the Company not immediately required in such manner as may from time to time be determined and to hold or otherwise deal with any investments made.

(l) To lend and advance money or give credit on any terms and with or without security to any person, firm or company (including without prejudice to the generality of the foregoing any holding company, subsidiary or fellow subsidiary of, or any other company associated in any way with, the Company), to enter into guarantees, contracts of indemnity and suretyships of all kinds, to receive money on deposit or loan upon any terms the payment of any sum of money or the performance of any obligation by any person, firm or company (including without prejudice to the generality of the foregoing any such holding company, subsidiary, fellow subsidiary or associated company as aforesaid).

(m) To borrow and raise money in any manner and to secure the repayment of any money borrowed, raised or owing by mortgage, charge, standard security, lien or other security upon the whole or any party of the Company's property or assets (whether present or future), including its uncalled capital, and also be a similar mortgage, charge, standard security, lien or security to secure and guarantee the performance by the Company of any obligation or liability it may undertake or which may become binding on it.

(n) To draw, make, accept, endorse, discount, negotiate, execute and issue cheques, bills of exchange, promissory notes, bills of lading, warrants, debentures, and other negotiable or transferable instruments.

(o) To apply for, promote, and obtain any Act of Parliament, order, or licence of the Department of Trade or other authority for enabling the Company to carry any of its objects into effect, or for effecting any modification of the Company's constitution, or for any other purpose which may seem calculated directly or indirectly to promote the Company's interests, and to oppose any proceedings or applications which may seem calculated directly or indirectly to prejudice the Company's interests.

(p) To enter into any arrangements with any government or authority (supreme, municipal, local, or otherwise) that may seem conducive to the attainment of the Company's objects or any of them, and to obtain from any such government or authority any charters, decrees, rights, privileges or concessions which the Company may think desirable and to carry out, exercise, and comply with any such charters, decrees, rights, privileges, and concessions.

(q) To control, manage, finance, subsidise, co-ordinate or otherwise assist any company or companies in which the Company has a direct or indirect financial interest, to provide secretarial, administrative, technical commercial and other services and facilities of all kinds for any such company or companies and to make payments by way of subvention or otherwise and any other arrangements which may seem desirable with respect to any business or operations of or generally with respect to any such company or companies.

(r) To promote any other company for the purpose of acquiring the whole or part of the business or property or undertaking or any of the liabilities of the Company, or of undertaking any business or operations which may appear likely to assist or benefit the Company or to enhance the value of any property or business of the Company, and to place or guarantee the placing of, underwrite, subscribe for, or otherwise acquire all or any part of the shares or securities of any such company as aforesaid.

(s) To sell or otherwise dispose of the whole or any part of the business or property of the Company, either together or in portions, for such consideration as the Company may think fit, and in particular for shares, debentures or securities of any company purchasing the same.

(t) To act as agents or brokers and as trustees for any person, firm or company, and to undertake and perform sub-contracts.

(u) To remunerate any person, firm or company rendering services to the Company either by cash payment or by the allotment to him or them of shares or other securities of the Company credited as paid up in full or in part or otherwise as may be thought expedient.

(v) To pay all or any expenses incurred in connection with the promotion, formation and incorporation of the Company, or to contract with any person, firm or company to pay the same, and to pay commissions to brokers and others for underwriting, placing, selling or guaranteeing the subscription of any shares or other securities of the Company.

(w) To support and subscribe to any charitable or public object and to support and subscribe to any institution, society, or club which may be for the benefit of the Company or its Directors or employees, or may be connected with any town or place where the Company carries on business; to give or award pensions, annuities, gratuities, and superannuation or other allowances or benefits or charitable aid and generally to provide advantages, facilities and services for any persons who are or have been Directors of, or who are or have been employed by, or who are serving or have served the Company, or any company which is a subsidiary of the Company or the holding company of the Company or a fellow subsidiary of the Company or the predecessors in business of the Company or of any such subsidiary, holding or fellow subsidiary company and to the wives, widows, children and other relatives and dependants of such persons; to make payments towards insurance; and to set up, establish, support and maintain superannuation and other funds or schemes (whether contributory or non-contributory) for the benefit of any of such persons and of their wives, widows, children and other relatives and dependants; and to set up, establish, support and maintain profit sharing or share purchase schemes for the benefit of any of the employees of the Company or of any such subsidiary, holding or fellow subsidiary company and to lend money to any such employees or to trustees on their behalf to enable any such purchase schemes to be established or maintained.

(x) If and only to the extent permitted by the Companies Act 1985 (the "Act"), to give, whether directly or indirectly, any kind of financial assistance (as defined in Section 152(1)(a) of the Act) for any such purpose as is specified in Section 151(1) and/or Section 151(2) of the Act.

(y) To procure the Company to be registered or recognised in any part of the world.

(z) To do all or any of the things or matters aforesaid in any part of the world and either as principals, agents, contractors or otherwise, and by or through agents, brokers, sub-contractors or otherwise and either alone or in conjunction with others.

(aa) To do all such other things as may be deemed incidental or conducive to the attainment of the Company's object or any of them.

AND so that:

(1) None of the objects set forth in any sub-clause of this Clause shall be restrictively construed but the widest interpretation shall be given to each such object, and none of such objects shall, except where the context expressly so requires, be in any way limited or restricted by reference to or inference from any other object or objects set forth in such sub-clause, or by reference to or inference from the terms of any other sub-clause of this Clause, or by reference to or inference from the name of the Company.

(2) None of the sub-clauses of this Clause and none of the objects therein specified shall be deemed subsidiary or ancillary to any of the objects specified in any other such sub-clause, and the Company shall have as full a power to exercise each and every one of the objects specified in each sub-clause of this Clause as though each such sub-clause contained the objects of a separate Company.

(3) The word "Company" in this Clause, except where used in reference to the Company, shall be deemed to include any partnership or other body of persons, whether incorporated or unincorporated and whether domiciled in the United Kingdom or elsewhere.

(4) In this Clause the expression "the Act" means the Companies Act 1985, but so that any reference in this Clause to any provision of the Act shall be deemed to include a reference to any statutory modification or re-enactment of that provision for the time being in force.

4. The liability of the Members is limited.

5. The Company's share capital is £100,000 divided into 100,000 shares of £1 each.

(a) The Company's share capital increased to £10,000,000 divided into 10,000,000 shares of £1 each (27th May 1987)

(b) The Company's share capital increased to £120,000,000 divided into 120,000,000 shares of £1 each (2nd June 1989)

(c) The Company's share capital increased to £550,000,000 divided into 550,000,000 shares of £1 each (30th September 1989)

(d) The Company's share capital increased to £680,000,000 divided into 680,000,000 shares of £1 each (16th November 1989)

(e) The Company's share capital increased to £750,000,000 divided into 750,000,000 shares of £1 each (19th June 1991)

(f) The Company's share capital increased to £1,000,000,000 divided into 1,000,000,000 shares of £1 each (23rd December 1997)

(g) By way of a special resolution passed on 23 October 2003, the Company's share capital was increased to £2,350,000,000 by the creation of 1,350,000,000 preferred ordinary shares of £1 each and the existing authorised but unissued share capital of £196,160,000 was designated as 196,160,000 preferred ordinary shares of £1 each

(h) By way of a special resolution passed on 5 November 2003 and with the confirmation of an Order of the High Court of Justice dated 26 November 2003, the Company's share capital was reduced from £2,350,000,000 divided into 16,770,000 'A' preference shares of £1 each, 1,546,160,000 preferred ordinary shares of £1 each and 787,070,000 ordinary shares of £1 each to £27,200,000 divided into 27,200,000 ordinary shares of £1 each

(i) By way of a special resolution passed on 5 November 2003 the 27,200,000 ordinary shares of £1 each were sub-divided into 272,000,000 ordinary shares of 10 pence each

(j) By way of a special resolution passed on 5 November 2003 the share capital of the Company was increased from £27,200,000 to £200,000,000 divided into 2,000,000,000 ordinary shares of 10 pence each, by the creation of 1,728,000,000 ordinary shares of 10 pence each

(k) By way of a special resolution passed on 17 December 2003 the share capital of the Company was increased from £200,000,000 to £425,000,000 divided into 4,250,000,000 ordinary shares of 10 pence each, by the creation of 2,250,000,000 ordinary shares of 10 pence each

(l) By way of a special resolution passed on 21 February 2005 and with the confirmation of an Order of the High Court of Justice dated 15 April 2005, the

Company's share capital was reduced from £425,000,000 divided into 4,250,000,000 ordinary shares of 10 pence each to £284,036,606 divided into 2,840,036,606 ordinary shares of 10 pence each

(m) By way of an ordinary resolution passed on 21 February 2005 the Company's authorised and issued share capital was consolidated on 24 April 2005 such that the Company's share capital was £284,036,606 divided into 1,539,165,500 ordinary shares of 10 pence each, 2,602,400 consolidated shares of £50 each, one non-cancellation special share of £7.90 and one cancellation special share of £48.10

(n) By way of a special resolution passed on 21 February 2005 and with the confirmation of an Order of the High Court of Justice dated 25 April 2005, the Company's share capital was reduced from £284,036,606 divided into 1,539,165,500 ordinary shares of 10 pence each, 2,602,400 consolidated shares of £50 each, one non-cancellation special share of £7.90 and one cancellation special share of £48.10 to £269,159,657.90 divided into 1,539,165,500 ordinary shares of 10 pence each, 2,304,862 consolidated shares of £50 each and one non-cancellation special share of £7.90

(o) By way of an ordinary resolution passed on 21 February 2005, the Company's authorised and issued share capital was sub-divided on 25 April 2005 such that the Company's share capital was £269,159,657.90 divided into 2,691,596,579 ordinary shares of 10 pence each.

WE, the subscribers to this Memorandum of Association, wish to be formed into a Company pursuant to this Memorandum; and we agree to take the number of shares shown opposite our respective names.

NAMES AND ADDRESSES OF SUBSCRIBERS		Number of Shares taken by each Subscriber
1.	Michael Richard Counsell, 15 Pembroke Road Bristol BS99 7DX	One
2.	Christopher Charles Hadler 15 Pembroke Road Bristol BS99 7DX	One
	Total shares taken	Two

Dated

Witness to the above signatures: Errol Sandiford
15 Pembroke Road
Bristol BS99 7DX

COMPANY NO. 2072534

COMPANIES ACT 1985

A PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

Henderson Group plc[1]

PRELIMINARY

Table A

1. The regulations in Table A as in force at the date of the incorporation of the Company shall not apply to the Company.

Definitions

2. In these Articles, except where the subject or context otherwise requires:

Act means the Companies Act 1985 including any modification or re-enactment of it for the time being in force;

address, in relation to electronic communications, includes any number or address used for the purposes of such communications;

Articles means these articles of association as altered from time to time by special resolution;

ASX means Australian Stock Exchange Limited;

ASX listing means admission of the Company to the official list of ASX;

ASX Listing Rules means the Listing Rules of ASX and any other rules of ASX which are applicable to the Company while the Company is admitted to the official

[1] The Company's name was changed from HHG PLC on 22 April 2005 by special resolution passed on 21 February 2005.

list of ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by ASX;

ASTC means ASX Settlement and Transfer Corporation Pty Ltd or its successors in its capacity as an approved Securities Clearing House under the Corporations Act (2001) (Australia);

auditors means the auditors of the Company;

the board means the directors or any of them acting as the board of directors of the Company;

CDI means a CHESS Depositary Interest issued over shares in the Company as contemplated by the ASX Listing Rules;

CDI Holder means the holder of a CDI;

CDI Record Date shall have the meaning given in Article 64;

CDI Register means the register of CDI Holders to be established and maintained by or on behalf of the Company;

CDI Voting Instructions shall have the meaning given in Article 99;

CDI Voting Notice shall have the meaning given in Article 100;

certificated share means a share in the capital of the Company that is not an uncertificated share and references in these Articles to a share being held in certificated form shall be construed accordingly;

clear days in relation to the sending of a notice means the period excluding the day on which a notice is sent or deemed to be sent and the day for which it is sent or on which it is to take effect;

Companies Acts has the meaning given by section 744 of the Act and includes any enactment passed after those Acts which may, by virtue of that or any other such enactment, be cited together with those Acts as the "Companies Acts" (with or without the addition of an indication of the date of any such enactment);

Depositary Nominee means the entity which holds legal title to the shares in the capital of the Company to which the CDI Holders are beneficially entitled;

Depositary Nominee's Overall Holding means the aggregate of the ordinary shares for the time being registered in the name of the Depositary Nominee;

director means a director of the Company;

dividend means dividend or bonus;

electronic signature has the meaning given by section 7(2) of the Electronic Communications Act 2000;

employees' share scheme has the meaning given by section 743 of the Act;

entitled by transmission means, in relation to a share in the capital of the Company, entitled as a consequence of the death or bankruptcy of the holder or otherwise by operation of law;

holder in relation to a share in the capital of the Company means the member whose name is entered in the register as the holder of that share;

member means a member of the Company;

Member Voting Record Time shall have the meaning given in Article 63;

Memorandum means the memorandum of association of the Company as amended from time to time;

office means the registered office of the Company;

paid means paid or credited as paid;

recognised person means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange, each of which terms has the meaning given to it by section 185(4) of the Act;

register means either or both of the issuer register of members and the Operator register of members of the Company;

Regulations means the Uncertificated Securities Regulations 2001 including any modification or re-enactment of them for the time being in force;

SCH Business Rules means the rules from time to time promulgated by ASTC;

seal means the common seal of the Company and includes any official seal kept by the Company by virtue of section 39 or 40 of the Act;

secretary means the secretary of the Company and includes a joint, assistant, deputy or temporary secretary and any other person appointed to perform the duties of the secretary;

treasury shares has the meaning given by the Act, as amended by The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003, as if those Regulations were in force at the date of adoption of these Articles;

uncertificated share means (subject to Regulation 42(11)(a) of the Regulations) a share in the capital of the Company title to which is recorded on the Operator register of members of the Company and which may, by virtue of the Regulations, be transferred by means of a relevant system and references in these Articles to a share being held in uncertificated form shall be construed accordingly; and

United Kingdom means Great Britain and Northern Ireland.

Construction

3. References to a ***document*** include, unless the context otherwise requires, references to an electronic communication.

References to an ***electronic communication*** mean, unless the contrary is stated, an electronic communication (as defined in the Act) comprising writing.

References to a document being ***executed*** include references to its being executed under hand or under seal or, in the case of an electronic communication, by electronic signature.

References to an ***instrument*** mean, unless the contrary is stated, a written document having tangible form and not comprised in an electronic communication (as defined in the Act).

Where, in relation to a share, these Articles refer to a ***relevant system***, the reference is to the relevant system in which that share is a participating security at the relevant time.

References to a notice or other document being ***sent*** or ***given*** to or by a person mean such notice or other document, or a copy of such notice or other document, being sent, given, delivered, issued or made available to or by, or served on or by, or deposited with or by that person by any method authorised by these Articles, and ***sending*** and ***giving*** shall be construed accordingly.

References to ***writing*** mean the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether comprised in an electronic communication (as defined in the Act) or otherwise, and ***written*** shall be construed accordingly.

Words denoting the singular number include the plural number and vice versa; words denoting the masculine gender include the feminine gender; and words denoting persons include corporations.

Words or expressions contained in these Articles which are not defined in Article 2 but are defined in the Act have the same meaning as in the Act (but excluding any modification of the Act not in force at the date of adoption of these Articles) unless inconsistent with the subject or context.

Words or expressions contained in these Articles which are not defined in Article 2 but are defined in the Regulations have the same meaning as in the Regulations (but excluding any modification of the Regulations not in force at the date of adoption of these Articles) unless inconsistent with the subject or context.

Subject to the preceding two paragraphs, references to any provision of any enactment or of any subordinate legislation (as defined by section 21(1) of the Interpretation Act 1978) include any modification or re-enactment of that provision for the time being in force.

Headings and marginal notes are inserted for convenience only and do not affect the construction of these Articles.

In these Articles, (a) powers of delegation shall not be restrictively construed but the widest interpretation shall be given to them; (b) the word ***board*** in the context of the exercise of any power contained in these Articles includes any committee consisting of one or more directors, any director, any other officer of the Company and any local or divisional board, manager or agent of the Company to which or, as the case may be, to whom the power in question has been delegated; (c) no power of delegation shall be limited by the existence or, except where expressly provided by the terms of delegation, the exercise of that or any other power of delegation; and (d) except where expressly provided by the terms of delegation, the delegation of a power shall not exclude the concurrent exercise of that power by any other body or person who is for the time being authorised to exercise it under these Articles or under another delegation of the power.

SHARE CAPITAL

Shares with special rights

4. Subject to the provisions of the Companies Acts and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine or, subject to and in default of such determination, as the board shall determine.

Share warrants to bearer

5. The board may issue share warrants to bearer in respect of any fully paid shares under a seal of the Company or in any other manner authorised by the board. Any share while represented by such a warrant shall be transferable by delivery of the warrant relating to it. In any case in which a warrant is so issued, the board may provide for the payment of dividends or other moneys on the shares represented by the warrant by coupons or otherwise. The board may decide, either generally or in any particular case or cases, that any signature on a warrant may be applied by electronic or mechanical means or printed on it or that the warrant need not be signed by any person.

Conditions of issue of share warrants

6. The board may determine, and from time to time vary, the conditions on which share warrants to bearer shall be issued and, in particular, the conditions on which:

(a) a new warrant or coupon shall be issued in place of one worn-out, defaced, lost or destroyed (but no new warrant shall be issued unless the Company is satisfied beyond reasonable doubt that the original has been destroyed); or

(b) the bearer shall be entitled to attend and vote at general meetings; or

(c) a warrant may be surrendered and the name of the bearer entered in the register in respect of the shares specified in the warrant.

The bearer of such a warrant shall be subject to the conditions for the time being in force in relation to the warrant, whether made before or after the issue of the warrant. Subject to those conditions and to the provisions of the Companies Acts, the bearer shall be deemed to be a member of the Company and shall have the same rights and privileges as he would have if his name had been included in the register as the holder of the shares comprised in the warrant.

No right in relation to share

7. The Company shall not be bound by or be compelled in any way to recognise any right in respect of the share represented by a share warrant other than the bearer's absolute right to the warrant.

Uncertificated shares

8. Subject to the provisions of the Regulations, the board may permit the holding of shares in any class of shares in uncertificated form and the transfer of title to shares in that class by means of a relevant system and may determine that any class of shares shall cease to be a participating security.

Not separate class of shares

9. Shares in the capital of the Company that fall within a certain class shall not form a separate class of shares from other shares in that class because any share in that class:

(a) is held in uncertificated form; or

(b) is permitted in accordance with the Regulations to become a participating security.

Exercise of Company's entitlements in respect of uncertificated share

10. Where any class of shares is a participating security and the Company is entitled under any provision of the Companies Acts, the Regulations or these Articles to sell, transfer or otherwise dispose of, forfeit, re-allot, accept the surrender of or otherwise enforce a lien over a share held in uncertificated form, the Company shall be entitled, subject to the provisions of the Companies Acts, the Regulations, these Articles and the facilities and requirements of the relevant system:

(a) to require the holder of that uncertificated share by notice to change that share into certificated form within the period specified in the notice and to hold that share in certificated form so long as required by the Company;

(b) to require the holder of that uncertificated share by notice to give any instructions necessary to transfer title to that share by means of the relevant system within the period specified in the notice;

(c) to require the holder of that uncertificated share by notice to appoint any person to take any step, including without limitation the giving of any instructions by means of the relevant system, necessary to transfer that share within the period specified in the notice;

(d) to require the Operator to convert that uncertificated share into certificated form in accordance with Regulation 32(2)(c) of the Regulations; and

(e) to take any action that the board considers appropriate to achieve the sale, transfer, disposal, forfeiture, re-allotment or surrender of that share or otherwise to enforce a lien in respect of that share.

Section 80 authority

11. The board has general and unconditional authority to exercise all the powers of the Company to allot relevant securities up to an aggregate nominal amount equal to the section 80 amount, for each prescribed period.

Section 89 disapplication

12. The board is empowered for each prescribed period to allot equity securities for cash pursuant to the authority conferred by Article 11 as if section 89(1) of the Act did not apply to any such allotment, provided that its power shall be limited to:

(a) the allotment of equity securities in connection with a pre-emptive issue; and

(b) the allotment (otherwise than pursuant to Article 12(a)) of equity securities up to an aggregate nominal amount equal to the section 89 amount.

Interpretation where shares allotted are treasury shares

This Article applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 94(3A) of the Act as if in this Article the words "pursuant to the authority conferred by Article 11" were omitted.

Allotment after expiry

13. Before the expiry of a prescribed period the Company may make an offer or agreement which would or might require equity securities or other relevant securities to be allotted after such expiry. The board may allot equity securities or other relevant securities in pursuance of that offer or agreement as if the prescribed period during which that offer or agreement was made had not expired.

Definitions

14. In this Article and Articles 11, 12 and 13:

prescribed period means any period for which the authority conferred by Article 11 is given by ordinary or special resolution stating the section 80 amount and/or the power conferred by Article 12 is given by special resolution stating the section 89 amount;

pre-emptive issue means an offer of equity securities to ordinary shareholders or an invitation to ordinary shareholders to apply to subscribe for equity securities and, if in accordance with their rights the board so determines, holders of other equity securities of any class (whether by way of rights issue, open offer or otherwise) where the equity securities respectively attributable to the interests of ordinary shareholders or holders of other equity securities, if applicable are proportionate (as nearly as practicable) to the respective numbers of ordinary shares or other equity securities, as the case may be held by them, but subject to such exclusions or other arrangements as the board may deem necessary or expedient in relation to fractional entitlements or any legal, regulatory or practical problems under the laws or regulations of any territory or the requirements of any regulatory body or stock exchange;

section 80 amount means, for any prescribed period, the amount stated in the relevant ordinary or special resolution; and

section 89 amount means, for any prescribed period, the amount stated in the relevant special resolution.

Residual allotment powers

15. Subject to the provisions of the Companies Acts relating to authority, pre-emption rights or otherwise and of any resolution of the Company in general meeting passed pursuant to those provisions, and, in the case of redeemable shares, the provisions of Article 16:

(a) all unissued shares for the time being in the capital of the Company shall be at the disposal of the board; and

(b) the board may reclassify, allot (with or without conferring a right of renunciation), grant options over, or otherwise dispose of them to such persons on such terms and conditions and at such times as it thinks fit.

Redeemable shares

16. Subject to the provisions of the Companies Acts, and without prejudice to any rights attached to any existing shares or class of shares, shares may be issued which are to be redeemed or are to be liable to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided by these Articles.

Commissions

17. The Company may exercise all powers of paying commissions or brokerage conferred or permitted by the Companies Acts. Subject to the provisions of the Companies Acts, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

Trusts not recognised

18. Except as required by law, the Company shall recognise no person as holding any share on any trust and (except as otherwise provided by these Articles or by law) the Company shall not be bound by or recognise any interest in any share (or in any fractional part of a share) except the holder's absolute right to the entirety of the share (or fractional part of the share).

VARIATION OF RIGHTS

Method of varying rights

19. Subject to the provisions of the Companies Acts, if at any time the capital of the Company is divided into different classes of shares, the rights attached to any class may (unless otherwise provided by the terms of allotment of the shares of that class) be varied or abrogated, whether or not the Company is being wound up, either:

(a) with the consent of the holders of three-quarters in nominal value of the issued shares of the class, (excluding any shares of that class held as treasury shares), which consent shall be by means of one or more instruments or contained in one or more electronic communications sent to such address (if any) for the time being notified by or on behalf of the Company for that purpose or a combination of both; or

(b) with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of the class,

but not otherwise.

When rights deemed to be varied

20. For the purposes of Article 19, if at any time the capital of the Company is divided into different classes of shares, unless otherwise expressly provided by the rights attached to any share or class of shares, those rights shall be deemed to be varied by:

(a) the reduction of the capital paid up on that share or class of shares otherwise than by a purchase or redemption by the Company of its own shares; and

(b) the allotment of another share ranking in priority for payment of a dividend or in respect of capital or which confers on its holder voting rights more favourable than those conferred by that share or class of shares,

but shall not be deemed to be varied by:

(c) the creation or issue of another share ranking equally with, or subsequent to, that share or class of shares or by the purchase or redemption by the Company of its own shares; or

(d) the Company permitting, in accordance with the Regulations, the holding of and transfer of title to shares of that or any other class in uncertificated form by means of a relevant system.

SHARE CERTIFICATES

Members' rights to certificates

21. Every member, on becoming the holder of any certificated share (except a recognised person in respect of whom the Company is not required by law to complete and have ready for delivery a certificate) shall be entitled, without payment, to one certificate for all the certificated shares of each class held by him (and, on transferring a part of his holding of certificated shares of any class, to a certificate for the balance of his holding of certificated shares). He may elect to receive one or more additional certificates for any of his certificated shares if he pays for every certificate after the first a reasonable sum determined from time to time by the board. Every certificate shall:

(a) be executed under the seal or otherwise in accordance with Article 171 or in such other manner as the board may approve; and

(b) specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on the shares.

The Company shall not be bound to issue more than one certificate for certificated shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them. Shares of different classes may not be included in the same certificate.

Replacement certificates

22. If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of any exceptional out-of-pocket expenses reasonably incurred by the Company in investigating evidence and preparing the requisite form of indemnity as the board may determine but otherwise free of charge, and (in the case of defacement or wearing out) on delivery up of the old certificate.

LIEN

Company to have lien on shares

23. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys payable to the Company (whether presently or not) in respect of that share. The board may at any time (generally or in a particular case) waive any lien or declare any share to be wholly or in part exempt from the provisions

of this Article. The Company's lien on a share shall extend to any amount (including without limitation dividends) payable in respect of it.

Enforcement of lien by sale

24. The Company may sell, in such manner as the board determines, any share on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within 14 clear days after notice has been sent to the holder of the share, or to the person entitled to it by transmission, demanding payment and stating that if the notice is not complied with the share may be sold.

Giving effect to sale

25. To give effect to that sale the board may, if the share is a certificated share, authorise any person to execute an instrument of transfer in respect of the share sold to, or in accordance with the directions of, the buyer. If the share is an uncertificated share, the board may exercise any of the Company's powers under Article 10 to effect the sale of the share to, or in accordance with the directions of, the buyer. The buyer shall not be bound to see to the application of the purchase money and his title to the share shall not be affected by any irregularity in or invalidity of the proceedings in relation to the sale.

Application of proceeds

26. The net proceeds of the sale, after payment of the costs, shall be applied in or towards payment or satisfaction of so much of the sum in respect of which the lien exists as is presently payable. Any residue shall (if the share sold is a certificated share, on surrender to the Company for cancellation of the certificate in respect of the share sold and, whether the share sold is a certificated or uncertificated share, subject to a like lien for any moneys not presently payable as existed on the share before the sale) be paid to the person entitled to the share at the date of the sale.

CALLS ON SHARES

Power to make calls

27. Subject to the terms of allotment, the board may from time to time make calls on the members in respect of any moneys unpaid on their shares (whether in respect of nominal value or premium). Each member shall (subject to receiving at least 14 clear days' notice specifying when and where payment is to be made) pay to the Company the amount called on his shares as required by the notice. A call may be required to be paid by instalments. A call may be revoked in whole or part and the time fixed for payment of a call may be postponed in whole or part as the board may determine. A person on whom a call is made shall remain liable for calls made on him even if the shares in respect of which the call was made are subsequently transferred.

Time when call made

28. A call shall be deemed to have been made at the time when the resolution of the board authorising the call was passed.

Liability of joint holders

29. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

Interest payable

30. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid. Interest shall be paid at the rate fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed, the rate determined by the board, not

exceeding 15 per cent. per annum, or, if higher, the appropriate rate (as defined in the Act), but the board may in respect of any individual member waive payment of such interest wholly or in part.

Deemed calls

31. An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call duly made and notified and payable on the date so fixed or in accordance with the terms of the allotment. If it is not paid the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call duly made and notified.

Differentiation on calls

32. Subject to the terms of allotment, the board may make arrangements on the issue of shares for a difference between the allottees or holders in the amounts and times of payment of calls on their shares.

Payment of calls in advance

33. The board may, if it thinks fit, receive from any member all or any part of the moneys uncalled and unpaid on any share held by him. Such payment in advance of calls shall extinguish the liability on the share in respect of which it is made to the extent of the payment. The Company may pay on all or any of the moneys so advanced (until they would but for such advance become presently payable) interest at such rate agreed between the board and the member not exceeding (unless the Company by ordinary resolution otherwise directs) 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Act).

FORFEITURE AND SURRENDER

Notice requiring payment of call

34. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable, the board may give the person from whom it is due not less than 14 clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by the Company by reason of such non-payment. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

Forfeiture for non-compliance

35. If that notice is not complied with, any share in respect of which it was sent may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the board. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited share which have not been paid before the forfeiture. When a share has been forfeited, notice of the forfeiture shall be sent to the person who was the holder of the share before the forfeiture. Where the forfeited share is held in certificated form, an entry shall be made promptly in the register opposite the entry of the share showing that notice has been sent, that the share has been forfeited and the date of forfeiture. No forfeiture shall be invalidated by the omission or neglect to send that notice or to make those entries.

Sale of forfeited shares

36. Subject to the provisions of the Companies Acts, a forfeited share shall be deemed to belong to the Company and may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the board determines, either to the person who was the holder before the forfeiture or to any other person. At any time before sale, re-allotment or other disposal, the forfeiture may be cancelled on such terms as the

board thinks fit. Where for the purposes of its disposal a forfeited share held in certificated form is to be transferred to any person, the board may authorise any person to execute an instrument of transfer of the share to that person. Where for the purposes of its disposal a forfeited share held in uncertificated form is to be transferred to any person, the board may exercise any of the Company's powers under Article 10. The Company may receive the consideration given for the share on its disposal and may register the transferee as holder of the share.

Liability following forfeiture

37. A person shall cease to be a member in respect of any share which has been forfeited and shall, if the share is a certificated share, surrender the certificate for any forfeited share to the Company for cancellation. The person shall remain liable to the Company for all moneys which at the date of forfeiture were presently payable by him to the Company in respect of that share with interest on that amount at the rate at which interest was payable on those moneys before the forfeiture or, if no interest was so payable, at the rate determined by the board, not exceeding 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Act), from the date of forfeiture until payment. The board may enforce payment without any allowance for the value of the share at the time of forfeiture or for any consideration received on its disposal.

Surrender

38. The board may accept the surrender of any share which it is in a position to forfeit on such terms and conditions as may be agreed. Subject to those terms and conditions, a surrendered share shall be treated as if it had been forfeited.

Extinction of rights

39. The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the person whose share is forfeited and the Company, except only those rights and liabilities expressly saved by these Articles, or as are given or imposed in the case of past members by the Companies Acts.

Evidence of forfeiture or surrender

40. A statutory declaration by a director or the secretary that a share has been duly forfeited or surrendered on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. The declaration shall (subject if necessary to the execution of an instrument of transfer or transfer by means of the relevant system, as the case may be) constitute a good title to the share. The person to whom the share is disposed of shall not be bound to see to the application of the purchase money, if any, and his title to the share shall not be affected by any irregularity in, or invalidity of, the proceedings in reference to the forfeiture, surrender, sale, re-allotment or disposal of the share.

TRANSFER OF SHARES

Form and execution of transfer of certificated share

41. The instrument of transfer of a certificated share may be in any usual form or in any other form which the board may approve. An instrument of transfer shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. An instrument of transfer need not be under seal.

Invalid transfers of certificated shares

42. The board may refuse to register the transfer of a certificated share unless the instrument of transfer:

(a) is lodged, duly stamped (if stampable), at the office or at another place appointed by the board accompanied by the certificate for the share to which it relates and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer;

(b) is in respect of only one class of shares; and

(c) is in favour of not more than four transferees.

Transfers by recognised persons

43. In the case of a transfer of a certificated share by a recognised person, the lodging of a share certificate will only be necessary if and to the extent that a certificate has been issued in respect of the share in question.

Notice of refusal to register

44. If the board refuses to register a transfer of a share in certificated form, it shall send the transferee notice of its refusal within two months after the date on which the instrument of transfer was lodged with the Company.

Suspension of registration

45. The registration of transfers of shares or of transfers of any class of shares may be suspended at such times and for such periods (not exceeding 30 days in any year) as the board may determine, except that the board may not suspend the registration of transfers of any participating security without the consent of the Operator of the relevant system.

No fee payable on registration

46. No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to a share.

Retention of transfers

47. The Company shall be entitled to retain an instrument of transfer which is registered, but an instrument of transfer which the board refuses to register shall be returned to the person lodging it when notice of the refusal is sent.

TRANSMISSION OF SHARES

Transmission

48. If a member dies, the survivor or survivors where he was a joint holder, and his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest. Nothing in these Articles shall release the estate of a deceased member (whether a sole or joint holder) from any liability in respect of any share held by him.

Elections permitted

49. A person becoming entitled by transmission to a share may, on production of any evidence as to his entitlement properly required by the board, elect either to become the holder of the share or to have another person nominated by him registered as the transferee. If he elects to become the holder he shall send notice to the Company to that effect. If he elects to have another person registered and the share is a certificated share, he shall execute an instrument of transfer of the share to that person. If he elects to have himself or another person registered and the share is an uncertificated share, he shall take any action the board may require (including without limitation the execution of any document and the giving of any instruction by means

of a relevant system) to enable himself or that person to be registered as the holder of the share. All the provisions of these Articles relating to the transfer of shares apply to that notice or instrument of transfer as if it were an instrument of transfer executed by the member and the death or bankruptcy of the member or other event giving rise to the transmission had not occurred.

Elections required

50. The board may at any time send a notice requiring any such person to elect either to be registered himself or to transfer the share. If the notice is not complied with within 60 days, the board may after the expiry of that period withhold payment of all dividends or other moneys payable in respect of the share until the requirements of the notice have been complied with.

Rights of persons entitled by transmission

51. A person becoming entitled by transmission to a share shall, on production of any evidence as to his entitlement properly required by the board and subject to the requirements of Article 49, have the same rights in relation to the share as he would have had if he were the holder of the share, subject to Article 183. That person may give a discharge for all dividends and other moneys payable in respect of the share, but he shall not, before being registered as the holder of the share, be entitled in respect of it to receive notice of, or to attend or vote at, any meeting of the Company or to receive notice of, or to attend or vote at, any separate meeting of the holders of any class of shares in the capital of the Company.

ALTERATION OF SHARE CAPITAL

Alterations by ordinary resolution

52. The Company may by ordinary resolution:

(a) increase its share capital by such sum to be divided into shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to the provisions of the Companies Acts, sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage as compared with the others; and

(d) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

New shares subject to these Articles

53. All shares created by ordinary resolution pursuant to Article 52 shall be:

(a) subject to all the provisions of these Articles, including without limitation provisions relating to payment of calls, lien, forfeiture, transfer and transmission; and

(b) unclassified, unless otherwise provided by these Articles, by the resolution creating the shares or by the terms of allotment of the shares.

Fractions arising

54. Whenever any fractions arise as a result of a consolidation or sub-division of shares, the board may on behalf of the members deal with the fractions as it thinks fit. In particular, without limitation, the board may sell shares representing fractions to which any members would otherwise become entitled to any person (including, subject to the provisions of the Companies Acts, the Company) and distribute the net proceeds of sale in due proportion among those members. Where the shares to be sold are held in certificated form the board may authorise some person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the buyer. Where the shares to be sold are held in uncertificated form, the board may do all acts and things it considers necessary or expedient to effect the transfer of the shares to, or in accordance with the directions of, the buyer. The buyer shall not be bound to see to the application of the purchase moneys and his title to the shares shall not be affected by any irregularity in, or invalidity of, the proceedings in relation to the sale.

Power to reduce capital

55. Subject to the provisions of the Companies Acts, the Company may by special resolution reduce its share capital, capital redemption reserve and share premium account in any way.

PURCHASE OF OWN SHARES

Power to purchase own shares

56. Subject to and in accordance with the provisions of the Companies Acts and without prejudice to any relevant special rights attached to any class of shares, the Company may purchase any of its own shares of any class (including without limitation redeemable shares) in any way and at any price (whether at par or above or below par) and may hold such shares as treasury shares.

GENERAL MEETINGS

Types of general meeting

57. All general meetings of the Company other than annual general meetings shall be called extraordinary general meetings. The board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the requirements of the Companies Acts.

Class meetings

58. All provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply to every separate general meeting of the holders of any class of shares in the capital of the Company, except that:

(a) the necessary quorum shall be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares) or, at any adjourned meeting of such holders, one holder present in person or by proxy, whatever the amount of his holding, who shall be deemed to constitute a meeting;

(b) any holder of shares of the class present in person or by proxy may demand a poll; and

(c) each holder of shares of the class shall, on a poll, have one vote in respect of every share of the class held by him.

Convening general meetings

59. The board may call general meetings whenever and at such times and places as it shall determine. On the requisition of members pursuant to the provisions of the Companies Acts, the board shall promptly convene an extraordinary general meeting in accordance with the requirements of the Companies Acts. If there are insufficient directors in the United Kingdom to call a general meeting any director of the Company may call a general meeting, but where no director is willing or able to do so, any two members of the Company may summon a meeting for the purpose of appointing one or more directors.

NOTICE OF GENERAL MEETINGS

Period of notice

60. An annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least 21 clear days' notice. All other extraordinary general meetings shall be called by at least 14 clear days' notice.

Recipients of notice

61. Subject to the provisions of the Companies Acts, to the provisions of these Articles and to any restrictions imposed on any shares, the notice shall be sent to all the members, to each CDI Holder, to each of the directors and to the auditors. The Company may determine that the members entitled to receive a notice of a general meeting of the Company are the members on the register at the close of business on a day determined by the Company, which day may not be more than 21 days before the day that notices of the meeting are sent.

Contents of notice: general

62. The notice shall specify the time and place of the meeting (including without limitation any satellite meeting place arranged for the purposes of Article 67, which shall be identified as such in the notice) and the general nature of the business to be transacted, and there shall appear with reasonable prominence in every such notice a statement that a member entitled to attend and vote is entitled to appoint a proxy or proxies to attend, speak and vote instead of him and that a proxy need not be a member of the Company.

Record time for shareholders

63. For the purpose of determining whether a person is entitled as a member to attend or vote at a meeting and how many votes such person may cast, the Company may specify in the notice of the meeting a time (the ***Member Voting Record Time***) not more than 48 hours before the time fixed for the meeting, by which a person who holds shares in registered form must be entered on the register in order to have the right to attend or vote at the meeting or to appoint a proxy to do so.

Record time for CDI Holders

64. Subject to the SCH Business Rules, for the purpose of determining whether a person is entitled as a CDI Holder to:

(a) exercise the rights conferred by Article 99; and

(b) receive a CDI Voting Notice in accordance with Article 100; and

(c) in cases where the Company has made arrangements to pay dividends directly to CDI Holders, be paid dividends,

and, where relevant, the number of CDIs in respect of which he is so entitled, the Company may determine that the CDI Holders so entitled shall be the persons entered

on the CDI Register at the close of business on any date specified for the particular purpose (each, a ***CDI Record Date***).

Contents of notice: additional requirements

65. In the case of an annual general meeting, the notice shall specify the meeting as such. In the case of a meeting to pass a special or extraordinary resolution, the notice shall specify the intention to propose the resolution as a special or extraordinary resolution, as the case may be.

Article 69 arrangements

66. The notice shall include details of any arrangements made for the purpose of Article 69 (making clear that participation in those arrangements will not amount to attendance at the meeting to which the notice relates).

General meetings at more than one place

67. The board may resolve to enable persons entitled to attend a general meeting to do so by simultaneous attendance and participation at a satellite meeting place anywhere in the world. The members present in person or by proxy at satellite meeting places shall be counted in the quorum for, and entitled to vote at, the general meeting in question, and that meeting shall be duly constituted and its proceedings valid if the chairman of the general meeting is satisfied that adequate facilities are available throughout the general meeting to ensure that members attending in person or by proxy at all the meeting places are able to:

(a) participate in the business for which the meeting has been convened;

(b) hear and see all persons who speak (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) in the principal meeting place and any satellite meeting place; and

(c) be heard and seen by all other persons so present in the same way.

The chairman of the general meeting shall be present at, and the meeting shall be deemed to take place at, the principal meeting place.

Interruption or adjournment where facilities inadequate

68. If it appears to the chairman of the general meeting that the facilities at the principal meeting place or any satellite meeting place have become inadequate for the purposes referred to in Article 67, then the chairman may, without the consent of the meeting, interrupt or adjourn the general meeting. All business conducted at that general meeting up to the time of that adjournment shall be valid. The provisions of Article 80 shall apply to that adjournment.

Other arrangements for viewing and hearing proceedings

69. The board may make arrangements for persons entitled to attend a general meeting or an adjourned general meeting to be able to view and hear the proceedings of the general meeting or adjourned general meeting and to speak at the meeting (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) by attending at a venue anywhere in the world not being a satellite meeting place. Those attending at any such venue shall not be regarded as present at the general meeting or adjourned general meeting and shall not be entitled to vote at the meeting at or from that venue. The inability for any reason of any member present in person or by proxy at such a venue to view or hear all or any of the proceedings of the meeting or to speak at the meeting shall not in any way affect the validity of the proceedings of the meeting.

Controlling level of attendance

70. The board may from time to time make any arrangements for controlling the level of attendance at any venue for which arrangements have been made pursuant to Article 69 (including without limitation the issue of tickets or the imposition of some other means of selection) it in its absolute discretion considers appropriate, and may from time to time change those arrangements. If a member, pursuant to those arrangements, is not entitled to attend in person or by proxy at a particular venue, he shall be entitled to attend in person or by proxy at any other venue for which arrangements have been made pursuant to Article 69. The entitlement of any member to be present at such venue in person or by proxy shall be subject to any such arrangement then in force and stated by the notice of meeting or adjourned meeting to apply to the meeting.

Change in place and/or time of meeting

71. If, after the sending of notice of a general meeting but before the meeting is held, or after the adjournment of a general meeting but before the adjourned meeting is held (whether or not notice of the adjourned meeting is required), the board decides that it is impracticable or unreasonable, for a reason beyond its control, to hold the meeting at the declared place (or any of the declared places, in the case of a meeting to which Article 67 applies) and/or time, it may change the place (or any of the places, in the case of a meeting to which Article 67 applies) and/or postpone the time at which the meeting is to be held. If such a decision is made, the board may then change the place (or any of the places, in the case of a meeting to which Article 67 applies) and/or postpone the time again if it decides that it is reasonable to do so. In either case:

(a) no new notice of the meeting need be sent, but the board shall, if practicable, advertise the date, time and place of the meeting in at least two newspapers having a national circulation and shall make arrangements for notices of the change of place and/or postponement to appear at the original place and/or at the original time; and

(b) a proxy appointment in relation to the meeting may, if by means of an instrument, be delivered to the office or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article 105(a) or, if contained in an electronic communication, be received at the address (if any) specified by or on behalf of the Company in accordance with Article 105(b), at any time not less than 48 hours before any postponed time appointed for holding the meeting.

Meaning of participate

72. For the purposes of Articles 67, 68, 69, 70 and 71, the right of a member or proxy to participate in the business of any general meeting shall include without limitation the right to speak, vote on a show of hands, vote on a poll and have access to all documents which are required by the Companies Acts or these Articles to be made available at the meeting.

Accidental omission to send notice etc.

73. The accidental omission to send a notice of a meeting, or to send any notification where required by the Companies Acts or these Articles in relation to the publication of a notice of meeting on a website, or to send a form of proxy where required by the Companies Acts or these Articles, or to send a CDI Voting Notice, to any person entitled to receive it, or the non-receipt for any reason of any such notice

or notification, or form of proxy, or CDI Voting Notice, or the non-receipt by the Company of a completed form of proxy, or of completed CDI Voting Instructions, in each case whether or not the Company is aware of such omission or non-receipt, shall not invalidate the proceedings at that meeting.

Security

74. The board and, at any general meeting, the chairman may make any arrangement and impose any requirement or restriction it or he considers appropriate to ensure the security of a general meeting including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place. The board and, at any general meeting, the chairman are entitled to refuse entry to a person who refuses to comply with these arrangements, requirements or restrictions.

PROCEEDINGS AT GENERAL MEETINGS

Quorum

75. No business shall be transacted at any general meeting unless a quorum is present, but the absence of a quorum shall not preclude the choice or appointment of a chairman, which shall not be treated as part of the business of the meeting. Save as otherwise provided by these Articles, two persons present in person or by proxy and entitled to vote on the business to be transacted shall be a quorum.

If quorum not present

76. If such a quorum is not present within five minutes (or such longer time not exceeding 30 minutes as the chairman of the meeting may decide to wait) from the time appointed for the meeting, or if during a meeting such a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved, and in any other case shall stand adjourned to such time and place as the chairman of the meeting may determine. The adjourned meeting shall be dissolved if a quorum is not present within 15 minutes after the time appointed for holding the meeting.

Chairman

77. The chairman, if any, of the board or, in his absence, any deputy chairman of the Company or, in his absence, some other director nominated by the board, shall preside as chairman of the meeting. If neither the chairman, deputy chairman nor such other director (if any) is present within five minutes after the time appointed for holding the meeting or is not willing to act as chairman, the directors present shall elect one of their number to be chairman. If there is only one director present and willing to act, he shall be chairman. If no director is willing to act as chairman, or if no director is present within five minutes after the time appointed for holding the meeting, the members present in person or by proxy and entitled to vote shall choose one of their number to be chairman.

Directors entitled to speak

78. A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the capital of the Company.

Adjournment: chairman's powers

79. The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place. No business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place. In addition (and without prejudice to the chairman's

power to adjourn a meeting conferred by Article 68), the chairman may adjourn the meeting to another time and place without such consent if it appears to him that:

(a) it is likely to be impracticable to hold or continue that meeting because of the number of members wishing to attend who are not present; or

(b) the unruly conduct of persons attending the meeting prevents or is likely to prevent the orderly continuation of the business of the meeting; or

(c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

Adjournment: procedures

80. Any such adjournment may be for such time and to such other place (or, in the case of a meeting held at a principal meeting place and a satellite meeting place, such other places) as the chairman may, in his absolute discretion determine, notwithstanding that by reason of such adjournment some members or proxies may be unable to be present at the adjourned meeting. Any such member or proxy may nevertheless appoint a proxy for the adjourned meeting in accordance with Article 103 or by means of an instrument which, if delivered by him at the meeting which is adjourned to the chairman or the secretary or any director, shall be valid even though it is given at less notice than would otherwise be required by Article 105(a). When a meeting is adjourned for 30 days or more or for an indefinite period, notice shall be sent at least seven clear days before the date of the adjourned meeting specifying the time and place (or places, in the case of a meeting to which Article 67 applies) of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to send any notice of an adjournment or of the business to be transacted at an adjourned meeting.

Amendments to resolutions

81. If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the chairman, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. With the consent of the chairman, an amendment may be withdrawn by its proposer before it is voted on. No amendment to a resolution duly proposed as a special or extraordinary resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error). No amendment to a resolution duly proposed as an ordinary resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error) unless either (a) at least 48 hours before the time appointed for holding the meeting or adjourned meeting at which the ordinary resolution is to be considered, notice of the terms of the amendment and the intention to move it has been delivered by means of an instrument to the office or to such other place as may be specified by or on behalf of the Company for that purpose, or received in an electronic communication at such address (if any) for the time being notified by or on behalf of the Company for that purpose, or (b) the chairman in his absolute discretion decides that the amendment may be considered and voted on.

Methods of voting

82. All special and extraordinary resolutions put to the vote of a general meeting shall be decided by way of poll. All other resolutions put to the vote of a general meeting shall be decided on a show of hands unless, before or on the declaration of the result of a vote on the show of hands or on the withdrawal of any other demand

for a poll, a poll is duly demanded. Subject to the provisions of the Companies Acts, a poll may be demanded by:

(a) the chairman of the meeting; or

(b) (except on the election of the chairman of the meeting or on a question of adjournment) at least five persons present at the meeting being members or a proxy or proxies for members in each case having the right to vote at the meeting; or

(c) any person or persons present at the meeting being members or a proxy or proxies for members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) any person or persons present at the meeting being members or a proxy or proxies for members holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

A demand by a person as proxy for a member shall be the same as a demand by the member.

Declaration of result

83. Unless a poll is duly demanded (and the demand is not withdrawn before the poll is taken) a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Chairman's casting vote

84. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a casting vote in addition to any other vote he may have.

Withdrawal of demand for poll

85. The demand for a poll may be withdrawn before the poll is taken, but only with the consent of the chairman. A demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made. If the demand for a poll is withdrawn, the chairman or any other member entitled may demand a poll.

Conduct of poll

86. Subject to Article 87, a poll shall be taken as the chairman directs and he may, and shall if required by the meeting, appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

When poll to be taken

87. A poll demanded on the election of a chairman or on a question of adjournment shall be taken immediately. A poll demanded on any other question shall be taken either at the meeting or at such time and place as the chairman directs not being more than 30 days after the poll is demanded. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the

declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

Notice of poll

88. No notice need be sent of a poll not taken at the meeting at which it is demanded if the time and place at which it is to be taken are announced at the meeting. In any other case notice shall be sent at least seven clear days before the taking of the poll specifying the time and place at which the poll is to be taken.

Effectiveness of special and extraordinary resolutions

89. Where for any purpose an ordinary resolution of the Company is required, a special or extraordinary resolution shall also be effective. Where for any purpose an extraordinary resolution is required, a special resolution shall also be effective.

VOTES OF MEMBERS

Right to vote

90. Subject to any rights or restrictions attached to any shares, on a show of hands every member who is present in person and every person who has been duly appointed as a proxy shall have one vote and on a poll every member present in person or (except in the case of a proxy appointed by the Depositary Nominee) by proxy shall have one vote for every share of which he is the holder.

Votes of joint holders

91. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the register.

Member under incapacity

92. A member in respect of whom an order has been made by a court or official having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by his receiver, curator bonis or other person authorised for that purpose appointed by that court or official. That receiver, curator bonis or other person may vote, whether on a show of hands or on a poll, by proxy. The right to vote shall be exercisable only if evidence satisfactory to the board of the authority of the person claiming to exercise the right to vote has been delivered to the office, or another place specified in accordance with these Articles for the delivery of proxy appointments, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised.

Calls in arrears

93. No member shall be entitled to vote at a general meeting or at a separate meeting of the holders of any class of shares in the capital of the Company, either in person or by proxy, in respect of any share held by him unless all moneys presently payable by him in respect of that share have been paid.

Errors in voting

94. If any votes are counted which ought not to have been counted, or might have been rejected, the error shall not vitiate the result of the voting unless it is pointed out at the same meeting, or at any adjournment of the meeting, and, in the opinion of the chairman, it is of sufficient magnitude to vitiate the result of the voting.

Objection to voting

95. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting or poll at which the vote objected to is tendered. Every vote not disallowed at such meeting shall be valid and every vote not counted which

ought to have been counted shall be disregarded. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

Voting: additional provisions

96. On a poll, votes may be given either personally or by proxy. A member or proxy entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

PROXIES AND CORPORATE REPRESENTATIVES

Appointment of proxy: execution

97. The appointment of a proxy, whether by means of an instrument or contained in an electronic communication, shall be executed in such manner as may be approved by or on behalf of the Company from time to time. Subject thereto, the appointment of a proxy shall be executed by the appointor or any person duly authorised by the appointor or, if the appointor is a corporation, executed by a duly authorised person or under its common seal or in any other manner authorised by its constitution. For the purpose of this Article and Articles 98, 105 and 110, an electronic communication which contains a proxy appointment need not comprise writing if the board so determines and in such a case, if the board so determines, the appointment need not be executed but shall instead be subject to such conditions as the board may approve.

Method of proxy appointment

98. The appointment of a proxy shall be in any usual form or in any other form which the board may approve. Subject thereto, the appointment of a proxy may be:

(a) by means of an instrument; or

(b) contained in an electronic communication, if the board so determines.

The board may, if it thinks fit, but subject to the provisions of the Companies Acts, at the Company's expense send forms of proxy for use at the meeting and issue invitations contained in electronic communications to appoint a proxy in relation to the meeting in such form as may be approved by the board. The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned. A member may appoint more than one proxy to attend on the same occasion.

CDI voting and proxy arrangements

99. Subject to Article 100, at every general meeting of the Company each person who is a CDI Holder at the relevant CDI Record Date shall have the right, in respect of the number of CDIs held by them at the relevant CDI Record Date to direct the Depositary Nominee:

(a) as to how it should vote with respect to resolutions described in a notice of general meeting;

(b) to appoint him as its proxy; or

(c) to appoint as its proxy a person nominated by him,

each a ***CDI Voting Instruction***.

Notices in relation to CDI voting

100. The Company shall send a notice (a ***CDI Voting Notice***) to each CDI Holder on the CDI Register at the relevant CDI Record Date informing them of their rights under Article 99 and of the time by which CDI Voting Instructions must be received by the Company (***CDI Voting Instruction Receipt Time***). Any CDI Voting Instruction received after the CDI Voting Instruction Receipt Time shall be void.

Same rights

101. Subject to these Articles, a proxy appointed by the Depositary Nominee shall have the same rights (and be subject to the same restrictions) as a proxy appointed by any other member.

Effect of voting instructions

102. Where CDI Voting Instructions are received by the CDI Voting Instruction Receipt Time, then:

(a) in the case where a CDI Holder has given directions pursuant to Article 99(a), the number of votes that shall be cast by the Depositary Nominee on a poll on their behalf shall be equal to the number of CDIs in respect of which that direction has been given or, if less, the number of CDIs standing to the name of that CDI Holder in the CDI Register at the relevant CDI Record Date; and

(b) in the case where a CDI Holder has given a direction in accordance with Articles 99(b) or (c) to the effect that he or (as the case may be) some other person should be appointed as a proxy of the Depositary Nominee, the Depositary Nominee shall appoint the person so nominated as its proxy and the number of votes that may be cast by that proxy on a poll shall be equal to the number of CDIs in respect of which the direction has been given or, if less, the number of CDIs standing to the name of that CDI Holder in the CDI Register at the relevant CDI Record Date.

Adjustment to votes

103. If it appears in relation to a particular resolution at a particular meeting that the aggregate number of votes cast by or on behalf of the Depositary Nominee would without an adjustment exceed the Depositary Nominee's Overall Holding at the relevant Member Voting Record Time then such adjustments shall be made to the aggregate number of votes cast for or against the resolution so that the total number of votes cast by or on behalf of the Depositary Nominee does not exceed that Depositary Nominee's Overall Holding at the Member Voting Record Time. The chairman of the meeting has discretion to make such adjustments as are fair and equitable and any such adjustments made in good faith shall be conclusive and binding on all persons interested.

For the avoidance of doubt votes cast by or on behalf of the Depositary Nominee shall include votes cast by any proxy appointed by it.

Determination of questions relating to CDIs

104. Subject and without prejudice to the requirements of the SCH Business Rules and the provisions of Articles 64 and 99, if in any circumstances other than those provided for in those Articles any question shall arise as to whether any person has been validly appointed to vote (or exercise any other right) in respect of a holding of CDIs or as to the number of CDIs in respect of which he is entitled to do so, then:

(a) if such question arises at or in relation to a general meeting it shall be determined by the chairman of the meeting or in such other manner as may

have been prescribed by regulations or procedures made or established by the board under Article 111; and

(b) if it arises in any other circumstances it shall be determined by the board and any such determination if made in good faith shall be final and conclusive and binding on all persons interested.

Delivery/receipt of proxy appointment

105. Without prejudice to Article 71(b) or to the second sentence of Article 80, the appointment of a proxy shall:

(a) in the case of an instrument, be delivered personally or by post to the office or such other place within the United Kingdom as may be specified by or on behalf of the Company for that purpose:

(i) in the notice convening the meeting, or

(ii) in any form of proxy sent by or on behalf of the Company in relation to the meeting,

not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 71) at which the person named in the appointment proposes to vote; or

(b) in the case of an appointment contained in an electronic communication, where an address has been specified by or on behalf of the Company for the purpose of receiving electronic communications:

(i) in the notice convening the meeting, or

(ii) in any form of proxy sent by or on behalf of the Company in relation to the meeting, or

(iii) in any invitation contained in an electronic communication to appoint a proxy issued by or on behalf of the Company in relation to the meeting,

be received at that address not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 71) at which the person named in the appointment proposes to vote; or

(c) in either case, where a poll is taken more than 48 hours after it is demanded, be delivered or received as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(d) in the case only of an instrument, where a poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director.

Execution under authority

106. Where the appointment of a proxy is expressed to have been or purports to have been executed by a person on behalf of the holder of a share:

(a) the Company may treat the appointment as sufficient evidence of the authority of that person to execute the appointment on behalf of that holder;

(b) that holder shall, if requested by or on behalf of the Company at any time, send or procure the sending of any written authority under which the appointment has been executed, or a copy of such authority certified notarially or in some other way approved by the board, to such address and by such time as may be specified in the request and, if the request is not complied with in any respect, the appointment may be treated as invalid; and

(c) whether or not a request under Article 106(b) has been made or complied with, the Company may determine that it has insufficient evidence of the authority of that person to execute the appointment on behalf of that holder and may treat the appointment as invalid.

Validity of proxy appointment

107. A proxy appointment which is not delivered or received in accordance with Article 105 shall be invalid. When two or more valid proxy appointments are delivered or received in respect of the same share for use at the same meeting, the one which was last delivered or received shall be treated as replacing and revoking the others as regards that share. The board may determine at its discretion when a proxy appointment shall be treated as delivered or received for the purposes of these Articles.

Rights of proxy

108. A validly appointed proxy shall have the right to demand, or join in demanding, a poll and the right to speak at a meeting. The proxy appointment shall also, unless it provides to the contrary, be deemed to confer authority on the proxy to vote or abstain from voting as the proxy thinks fit on any amendment of a resolution and on any procedural motion or resolution put to the meeting to which it relates and on any other business not referred to in the notice of meeting which may properly come before the meeting to which it relates. The proxy appointment shall, unless it provides to the contrary, be valid for any adjournment of the meeting as well as for the meeting to which it relates.

Corporate representatives

109. Any corporation which is a member of the Company (in this Article the ***grantor***) may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or at any separate meeting of the holders of any class of shares. A person so authorised shall be entitled to exercise the same power on behalf of the grantor as the grantor could exercise if it were an individual member of the Company, save that a director, the secretary or other person authorised for the purpose by the secretary may require such person to produce a certified copy of the resolution of authorisation before permitting him to exercise his powers. The grantor shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present at it.

Revocation of authority

110. A vote given or poll demanded by a proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding the poll unless notice of the determination was either delivered or received as mentioned in the following sentence at least three hours before the start of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll. Such notice of determination shall be either by means of an instrument delivered to the office or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article 105(a) or contained in an electronic communication received at the address (if any) specified by or on behalf of the Company in accordance with Article 105(b), regardless of whether any relevant proxy appointment was effected by means of an instrument or contained in an electronic communication. For the purpose of this Article, an electronic communication which contains such notice of determination need not comprise writing if the board has determined that the electronic communication which contains the relevant proxy appointment need not comprise writing.

Verification procedures of proxies

111. From time to time the directors may (consistently with the Companies Acts and the Articles) make such regulations and establish such procedures as they consider appropriate to receive and verify the appointment or revocation of a proxy. Any such regulations may be general, or specific to a particular meeting. Without limitation, any such regulations may include provisions that the directors (or some person or persons appointed by them) may conclusively determine any matter or dispute relating to:

(a) the appointment or revocation, or purported appointment or revocation, of a proxy; and/or

(b) any instruction contained or allegedly contained in any such appointment,

and any such regulations may also include rebuttable or conclusive presumptions of any fact concerning those matters. The directors may from time to time modify or revoke any such regulations as they think fit, provided that no subsisting valid appointment or revocation of a proxy or any vote instruction shall thereby be rendered invalid.

Limitation of liabilities in connection with proxies

112. To the extent permitted by law, each of the directors, the secretary and each person employed or, directly or indirectly, retained or used by the Company in the processes of receiving and validating the appointment and revocation of proxies or otherwise dealing with CDI Voting Instructions shall not be liable to any persons other than the Company in respect of any acts or omission (including negligence) occurring in the execution or purported execution of his tasks relating to such processes, provided that he shall have no such immunity in respect of any act done or omitted to be done in bad faith.

Establishment of CDI Register; Treatment of CDI Holders

Establishment of CDI Register

113. If the Company is admitted to listing on ASX the board shall, in accordance with the SCH Business Rules, establish and (for so long as the Company remains so listed) maintain the CDI Register.

Legal framework governing CDIs

114. For so long as the Company remains listed on ASX, the provisions of the SCH Business Rules and of these Articles shall govern the relationship between CDI Holders and the Company. Notwithstanding any provisions of these Articles, the board shall be authorised to vary or depart from any provision of these Articles concerning the holding of CDIs if and to the extent necessary to comply with the SCH Business Rules.

No recognition of trusts etc.

115. Except as required by law, no CDI Holder shall be recognised by the Company as holding any interest in CDIs upon any trust and the Company shall be entitled to treat any person entered in the CDI Register as the only person (other than the Depositary Nominee) who has any interest in the CDIs standing to the name of that CDI Holder.

Number of Directors

Limits on number of directors

116. Unless otherwise determined by ordinary resolution, the number of directors (other than alternate directors) shall be not less than 3 nor more than 15 in number.

Appointment and Retirement of Directors

Number of directors to retire

117. At the first annual general meeting after the date of ASX listing all the directors shall retire from office.

118. At every subsequent annual general meeting one-third of the directors or, if their number is not three or a multiple of three, the number nearest to one-third shall retire from office; but if any director has at the start of the annual general meeting been in office for three years or more since his last appointment or re-appointment, he shall retire at that annual general meeting.

Which directors to retire

119. Subject to the provisions of the Companies Acts and these Articles, the directors to retire by rotation shall be, first, those who wish to retire and not be re-appointed to office, and, second, those who have been longest in office since their last appointment or re-appointment. As between persons who became or were last re-appointed directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. The directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the board at the date of the notice convening the annual general meeting. No director shall be required to retire or be relieved from retiring or be retired by reason of any change in the number or identity of the directors after the date of the notice but before the close of the meeting.

When director deemed to be re-appointed

120. If the Company does not fill the vacancy at the meeting at which a director retires by rotation or otherwise, the retiring director shall, if willing to act, be deemed to have been re-appointed unless at the meeting it is resolved not to fill the vacancy or

unless a resolution for the re-appointment of the director is put to the meeting and lost.

Eligibility for election

121. No person other than a director retiring by rotation shall be appointed a director at any general meeting unless:

(a) he is recommended by the board; or

(b) not less than seven nor more than 42 days before the date appointed for the meeting, notice executed by a member qualified to vote at the meeting (not being the person to be proposed) has been received by the Company of the intention to propose that person for appointment stating the particulars which would, if he were so appointed, be required to be included in the Company's register of directors, together with notice executed by that person of his willingness to be appointed.

Separate resolutions on appointment

122. Except as otherwise authorised by the Companies Acts, the appointment of any person proposed as a director shall be effected by a separate resolution.

Additional powers of the Company

123. Subject as aforesaid, the Company may by ordinary resolution appoint a person who is willing to act to be a director either to fill a vacancy or as an additional director and may also determine the rotation in which any additional directors are to retire. The appointment of a person to fill a vacancy or as an additional director shall take effect from the end of the meeting.

Appointment by board

124. The board may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director and in either case whether or not for a fixed term, provided that the appointment does not cause the number of directors to exceed the number, if any, fixed by or in accordance with these Articles as the maximum number of directors. Irrespective of the terms of his appointment, a director so appointed shall hold office only until the next following annual general meeting and shall not be taken into account in determining the directors who are to retire by rotation at the meeting. If not re-appointed at such annual general meeting, he shall vacate office at its conclusion.

Position of retiring directors

125. A director who retires at an annual general meeting may, if willing to act, be re-appointed. If he is not re-appointed, he shall retain office until the meeting appoints someone in his place, or if it does not do so, until the end of the meeting.

Age limit

126. No person shall be disqualified from being appointed or re-appointed a director, and no director shall be required to vacate that office, by reason only of the fact that he has attained the age of 70 years or any other age nor shall it be necessary by reason of his age to give special notice under the Companies Acts of any resolution. Where the board convenes any general meeting of the Company at which (to the knowledge of the board) a director will be proposed for appointment or re-appointment who at the date for which the meeting is convened will have attained the age of 70 or more, the board shall give notice of his age in years in the notice convening the meeting or in any document sent with the notice, but the accidental omission to do so shall not invalidate any proceedings, or any appointment or re-appointment of that director, at that meeting.

No share qualification

127. A director shall not be required to hold any shares in the capital of the Company by way of qualification.

ALTERNATE DIRECTORS

Power to appoint alternates

128. Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the board and willing to act, to be an alternate director and may remove from office an alternate director so appointed by him.

Alternates entitled to receive notice

129. An alternate director shall be entitled to receive notice of all meetings of the board and of all meetings of committees of the board of which his appointor is a member, to attend and vote at any such meeting at which his appointor is not personally present, and generally to perform all the functions of his appointor (except as regards power to appoint an alternate) as a director in his absence. It shall not be necessary to send notice of such a meeting to an alternate director who is absent from the United Kingdom.

Alternates representing more than one director

130. A director or any other person may act as alternate director to represent more than one director, and an alternate director shall be entitled at meetings of the board or any committee of the board to one vote for every director whom he represents (and who is not present) in addition to his own vote (if any) as a director, but he shall count as only one for the purpose of determining whether a quorum is present.

Expenses and remuneration of alternates

131. An alternate director may be repaid by the Company such expenses as might properly have been repaid to him if he had been a director but shall not be entitled to receive any remuneration from the Company in respect of his services as an alternate director. An alternate director shall be entitled to be indemnified by the Company to the same extent as if he were a director.

Termination of appointment

132. An alternate director shall cease to be an alternate director:

(a) if his appointor ceases to be a director; but, if a director retires by rotation or otherwise but is re-appointed or deemed to have been re-appointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his re-appointment; or

(b) on the happening of any event which, if he were a director, would cause him to vacate his office as director; or

(c) if he resigns his office by notice to the Company.

Method of appointment and revocation

133. Any appointment or removal of an alternate director shall be by notice to the Company executed by the director making or revoking the appointment and shall take effect in accordance with the terms of the notice (subject to any approval required by Article 128) on receipt of such notice by the Company which shall, in the case of a notice contained in an instrument, be at the office or, in the case of a notice contained in an electronic communication, be at such address (if any) for the time being notified by or on behalf of the Company for that purpose.

Alternate not an agent of appointor

134. Except as otherwise expressly provided in these Articles, an alternate director shall be deemed for all purposes to be a director. Accordingly, except where the context otherwise requires, a reference to a director shall be deemed to include a reference to an alternate director. An alternate director shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the director appointing him.

POWERS OF THE BOARD

Business to be managed by board

135. Subject to the provisions of the Companies Acts, the Memorandum and these Articles and to any directions given by special resolution, the business of the Company shall be managed by the board which may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the board which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Article shall not be limited by any special power given to the board by these Articles. A meeting of the board at which a quorum is present may exercise all powers exercisable by the board.

Exercise by Company of voting rights

136. The board may exercise the voting power conferred by the shares in any body corporate held or owned by the Company in such manner in all respects as it thinks fit (including without limitation the exercise of that power in favour of any resolution appointing its members or any of them directors of such body corporate, or voting or providing for the payment of remuneration to the directors of such body corporate).

DELEGATION OF POWERS OF THE BOARD

Committees of the board

137. The board may delegate any of its powers to any committee consisting of one or more directors. The board may also delegate to any director holding any executive office such of its powers as the board considers desirable to be exercised by him. Any such delegation shall, in the absence of express provision to the contrary in the terms of delegation, be deemed to include authority to sub-delegate to one or more directors (whether or not acting as a committee) or to any employee or agent of the Company all or any of the powers delegated and may be made subject to such conditions as the board may specify, and may be revoked or altered. The board may co-opt on to any such committee persons other than directors, who may enjoy voting rights in the committee. The co-opted members shall be less than one-half of the total membership of the committee and a resolution of any committee shall be effective only if a majority of the members present are directors. Subject to any conditions imposed by the board, the proceedings of a committee with two or more members shall be governed by these Articles regulating the proceedings of directors so far as they are capable of applying.

Local boards etc.

138. The board may establish local or divisional boards or agencies for managing any of the affairs of the Company, either in the United Kingdom or elsewhere, and may appoint any persons to be members of the local or divisional boards, or any managers or agents, and may fix their remuneration. The board may delegate to any local or divisional board, manager or agent any of the powers, authorities and discretions vested in or exercisable by the board, with power to sub-delegate, and may authorise the members of any local or divisional board, or any of them, to fill any

vacancies and to act notwithstanding vacancies. Any appointment or delegation made pursuant to this Article may be made on such terms and subject to such conditions as the board may decide. The board may remove any person so appointed and may revoke or vary the delegation but no person dealing in good faith and without notice of the revocation or variation shall be affected by it.

Agents

139. The board may, by power of attorney or otherwise, appoint any person to be the agent of the Company for such purposes, with such powers, authorities and discretions (not exceeding those vested in the board) and on such conditions as the board determines, including without limitation authority for the agent to delegate all or any of his powers, authorities and discretions, and may revoke or vary such delegation.

Offices including title "director"

140. The board may appoint any person to any office or employment having a designation or title including the word "director" or attach to any existing office or employment with the Company such a designation or title and may terminate any such appointment or the use of any such designation or title. The inclusion of the word "director" in the designation or title of any such office or employment shall not imply that the holder is a director of the Company, and the holder shall not thereby be empowered in any respect to act as, or be deemed to be, a director of the Company for any of the purposes of these Articles.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

Disqualification as a director

141. The office of a director shall be vacated if:

(a) he ceases to be a director by virtue of any provisions of the Companies Acts or these Articles or he becomes prohibited by law from being a director; or

(b) he becomes bankrupt or makes any arrangement or composition with his creditors generally or shall apply to the court for an interim order under section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act; or

(c) he is, or may be, suffering from mental disorder and either:

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1984; or

(ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs; or

(d) he resigns his office by notice to the Company or, having been appointed for a fixed term, the term expires or his office as a director is vacated pursuant to Article 124; or

(e) he has been absent for more than six consecutive months without permission of the board from meetings of the board held during that period and his alternate director (if any) has not attended in his place during that period and the board resolves that his office be vacated; or

(f) he is requested to resign in writing by not less than three quarters of the other directors. In calculating the number of directors who are required to make such a request to the director, (i) an alternate director appointed by him acting in his capacity as such shall be excluded; and (ii) a director and any alternate director appointed by him and acting in his capacity as such shall constitute a single director for this purpose, so that execution by either shall be sufficient.

Power of Company to remove director

142. The Company may, without prejudice to the provisions of the Companies Acts, by ordinary resolution remove any director from office (notwithstanding any provision of these Articles or of any agreement between the Company and such director, but without prejudice to any claim he may have for damages for breach of any such agreement). No special notice need be given of any resolution to remove a director in accordance with this Article and no director proposed to be removed in accordance with this Article has any special right to protest against his removal. The Company may, by ordinary resolution, appoint another person in place of a director removed from office in accordance with this Article. Any person so appointed shall, for the purpose of determining the time at which he or any other director is to retire by rotation, be treated as if he had become a director on the day on which the director in whose place he is appointed was last elected a director. In default of such appointment the vacancy arising on the removal of a director from office may be filled as a casual vacancy.

NON-EXECUTIVE DIRECTORS

Arrangements with non-executive directors

143. Subject to the provisions of the Companies Acts, the board may enter into, vary and terminate an agreement or arrangement with any director who does not hold executive office for the provision of his services to the Company. Subject to Article 144 and 145, any such agreement or arrangement may be made on such terms as the board determines.

Ordinary remuneration

144. The ordinary remuneration of the directors who do not hold executive office for their services (excluding amounts payable under any other provision of these Articles) shall not exceed in aggregate £700,000 per annum or such higher amount as the Company may from time to time by ordinary resolution determine. Subject thereto, each such director shall be paid a fee for their services (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the board.

Additional remuneration for special services

145. Any director who does not hold executive office and who performs special services which in the opinion of the board are outside the scope of the ordinary duties of a director, may (without prejudice to the provisions of Article 145) be paid such extra remuneration by way of additional fee, salary, commission or otherwise as the board may determine.

Directors' expenses

Directors may be paid expenses

146. The directors may be paid all travelling, hotel, and other expenses properly incurred by them in connection with their attendance at meetings of the board or committees of the board, general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

Executive directors

Appointment to executive office

147. Subject to the provisions of the Companies Acts, the board may appoint one or more of its body to be the holder of any executive office (except that of auditor) in the Company and may enter into an agreement or arrangement with any director for his employment by the Company or for the provision by him of any services outside the scope of the ordinary duties of a director. Any such appointment, agreement or arrangement may be made on such terms, including without limitation terms as to remuneration, as the board determines. The board may revoke or vary any such appointment but without prejudice to any rights or claims which the person whose appointment is revoked or varied may have against the Company because of the revocation or variation.

148. Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any rights or claims which he may have against the Company by reason of such cessation. A director appointed to an executive office shall not cease to be a director merely because his appointment to such executive office terminates.

Emoluments to be determined by the board

149. The emoluments of any director holding executive office for his services as such shall be determined by the board, and may be of any description, including without limitation admission to, or continuance of, membership of any scheme (including any share acquisition scheme) or fund instituted or established or financed or contributed to by the Company for the provision of pensions, life assurance or other benefits for employees or their dependants, or the payment of a pension or other benefits to him or his dependants on or after retirement or death, apart from membership of any such scheme or fund.

Directors' interests

Directors may contract with the Company

150. Subject to the provisions of the Companies Acts, and provided that he has disclosed to the board the nature and extent of any material interest of his, a director notwithstanding his office:

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

(b) may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director;

(c) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

(d) shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

Notification of interests

151. For the purposes of Article 150:

(a) a general notice given to the board that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified; and

(b) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

GRATUITIES, PENSIONS AND INSURANCE

Gratuities and pensions

152. The board may (by establishment of, or maintenance of, schemes or otherwise) provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any past or present director or employee of the Company or any of its subsidiary undertakings or any body corporate associated with, or any business acquired by, any of them, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

Insurance

153. Without prejudice to the provisions of Article 213, the board may exercise all the powers of the Company to purchase and maintain insurance for or for the benefit of any person who is or was:

(a) a director, officer or employee of the Company, or any body which is or was the holding company or subsidiary undertaking of the Company, or in which the Company or such holding company or subsidiary undertaking has or had any interest (whether direct or indirect) or with which the Company or such holding company or subsidiary undertaking is or was in any way allied or associated; or

(b) a trustee of any pension fund in which employees of the Company or any other body referred to in Article 153(a) is or has been interested,

including without limitation insurance against any liability incurred by such person in respect of any act or omission in the actual or purported execution or discharge of his

duties or in the exercise or purported exercise of his powers or otherwise in relation to his duties, powers or offices in relation to the relevant body or fund.

Directors not liable to account

154. No director or former director shall be accountable to the Company or the members for any benefit provided pursuant to these Articles. The receipt of any such benefit shall not disqualify any person from being or becoming a director of the Company.

Section 719 of the Act

155. Pursuant to section 719 of the Act, the board is hereby authorised to make such provision as may seem appropriate for the benefit of any persons employed or formerly employed by the Company or any of its subsidiary undertakings in connection with the cessation or the transfer of the whole or part of the undertaking of the Company or any subsidiary undertaking. Any such provision shall be made by a resolution of the board in accordance with section 719.

PROCEEDINGS OF THE BOARD

Convening meetings

156. Subject to the provisions of these Articles, the board may regulate its proceedings as it thinks fit. A director may, and the secretary at the request of a director shall, call a meeting of the board. Notice of a board meeting shall be deemed to be properly sent to a director if it is given to him personally or by word of mouth or sent by instrument to him, at his last known address or such other address (if any) as may for the time being be notified by him or on his behalf to the Company for that purpose, or sent using electronic communications to such address (if any) for the time being notified by him or on his behalf to the Company for that purpose. A director absent or intending to be absent from his normal address, whether in the United Kingdom or elsewhere, may request the board that notices of board meetings shall during his absence be sent by instrument to him at such address (if any) for the time being notified by him or on his behalf to the Company for that purpose, or sent using electronic communications to such address (if any) for the time being notified by him or on his behalf to the Company for that purpose, but such notices need not be sent any earlier than notices sent to directors not so absent and, if no such request is made to the board, it shall not be necessary to send notice of a board meeting to any director who is for the time being absent from his normal address. No account is to be taken of directors absent from their normal address when considering the adequacy of the period of notice of the meeting. Questions arising at a meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote, provided that the chairman may not exercise any such second or casting vote at any meeting at which only two of the directors who are present are entitled to vote. Any director may waive notice of a meeting and any such waiver may be retrospective. Any electronic communication pursuant to this Article need not comprise writing if the board so determines.

Quorum

157. The quorum for the transaction of the business of the board may be fixed by the board and unless so fixed at any other number shall be two. A person who holds office only as an alternate director shall, if his appointor is not present, be counted in the quorum. Any director who ceases to be a director at a board meeting may continue to be present and to act as a director and be counted in the quorum until the termination of the board meeting if no director objects.

Powers of directors if number falls below minimum

158. The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed as the quorum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting.

Chairman and deputy chairman

159. The board may appoint one of their number to be the chairman, and one of their number to be the deputy chairman, of the board and may at any time remove either of them from such office. Unless he is unwilling to do so, the director appointed as chairman, or in his stead the director appointed as deputy chairman, shall preside at every meeting of the board at which he is present. If there is no director holding either of those offices, or if neither the chairman nor the deputy chairman is willing to preside or neither of them is present within five minutes after the time appointed for the meeting, the directors present may appoint one of their number to be chairman of the meeting.

Validity of acts of the board

160. All acts done by a meeting of the board, or of a committee of the board, or by a person acting as a director or alternate director, shall, notwithstanding that it be afterwards discovered that there was a defect in the appointment of any director or any member of the committee or alternate director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director or, as the case may be, an alternate director and had been entitled to vote.

Resolutions in writing

161. A resolution in writing executed by all the directors entitled to receive notice of a meeting of the board or of a committee of the board (not being less than the number of directors required to form a quorum of the board) shall be as valid and effectual as if it had been passed at a meeting of the board or (as the case may be) a committee of the board duly convened and held. For this purpose:

(a) a resolution may be by means of an instrument or contained in an electronic communication sent to such address (if any) for the time being notified by the Company for that purpose;

(b) a resolution may consist of several instruments or several electronic communications, each executed by one or more directors, or a combination of both;

(c) a resolution executed by an alternate director need not also be executed by his appointor; and

(d) a resolution executed by a director who has appointed an alternate director need not also be executed by the alternate director in that capacity.

Meetings by telephone etc.

162. Without prejudice to the first sentence of Article 156, a person entitled to be present at a meeting of the board or of a committee of the board shall be deemed to be present for all purposes if he is able (directly or by telephonic communication) to speak to and be heard by all those present or deemed to be present simultaneously. A director so deemed to be present shall be entitled to vote and be counted in a quorum accordingly. Such a meeting shall be deemed to take place where it is convened to be

held or (if no director is present in that place) where the largest group of those participating is assembled, or, if there is no such group, where the chairman of the meeting is. The word ***meeting*** in these Articles shall be construed accordingly.

Directors' power to vote on contracts in which they are interested

163. Except as otherwise provided by these Articles, a director shall not vote at a meeting of the board or a committee of the board on any resolution of the board concerning a matter in which he has an interest (other than by virtue of his interests in shares or debentures or other securities of, or otherwise in or through, the Company) which (together with any interest of any person connected with him) is to his knowledge material unless his interest arises only because the resolution concerns one or more of the following matters:

(a) the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of, the Company or any of its subsidiary undertakings;

(b) the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility (in whole or part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(c) a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(d) a contract, arrangement, transaction or proposal concerning any other body corporate in which he or any person connected with him is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise, if he and any persons connected with him do not to his knowledge hold an interest (as that term is used in sections 198 to 211 of the Act) representing one per cent. or more of either any class of the equity share capital (excluding any shares of that class held as treasury shares) of such body corporate (or any other body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances);

(e) a contract, arrangement, transaction or proposal for the benefit of employees of the Company or of any of its subsidiary undertakings which does not award him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and

(f) a contract, arrangement, transaction or proposal concerning any insurance which the Company is empowered to purchase or maintain for, or for the benefit of, any directors of the Company or for persons who include directors of the Company.

Interests of connected person and alternate director

164. For the purposes of Article 163, an interest of a person who is, for any purpose of the Companies Acts (excluding any statutory modification of the Companies Acts not in force when this Article is adopted), connected with a director shall be treated as an interest of the director and, in relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

165. The Company may by ordinary resolution suspend or relax to any extent, either generally or in respect of any particular matter, any provision of these Articles prohibiting a director from voting at a meeting of directors or of a committee of directors.

Division of proposals

166. Where proposals are under consideration concerning the appointment (including without limitation fixing or varying the terms of appointment) of two or more directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately. In such cases each of the directors concerned shall be entitled to vote in respect of each resolution except that concerning his own appointment.

Decision of chairman final and conclusive

167. If a question arises at a meeting of the board or of a committee of the board as to the entitlement of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting and his ruling in relation to any director other than himself shall be final and conclusive except in a case where the nature or extent of the interests of the director concerned have not been fairly disclosed. If any such question arises in respect of the chairman of the meeting, it shall be decided by resolution of the board (on which the chairman shall not vote) and such resolution will be final and conclusive except in a case where the nature and extent of the interests of the chairman have not been fairly disclosed.

SECRETARY

Appointment and removal of secretary

168. Subject to the provisions of the Companies Acts, the secretary shall be appointed by the board for such term, at such remuneration and on such conditions as it may think fit. Any secretary so appointed may be removed by the board, but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

MINUTES

Minutes required to be kept

169. The board shall cause minutes to be made in books kept for the purpose of:

(a) all appointments of officers made by the board; and

(b) all proceedings at meetings of the Company, the holders of any class of shares in the capital of the Company, the board and committees of the board, including the names of the directors present at each such meeting.

Conclusiveness of minutes

170. Any such minutes, if purporting to be executed by the chairman of the meeting to which they relate or of the meeting at which they are read, shall be sufficient

evidence of the proceedings at the meeting without any further proof of the facts stated in them.

THE SEAL

Authority required for execution of deed

171. The seal shall only be used by the authority of a resolution of the board. The board may determine who shall sign any instrument executed under the seal. If they do not, it shall be signed by at least one director and the secretary or by at least two directors. Any instrument may be executed under the seal by impressing the seal by mechanical means or by printing the seal or a facsimile of it on the instrument or by applying the seal or a facsimile of it by any other means to the instrument. A instrument executed, with the authority of a resolution of the board, by a director and the secretary or by two directors and expressed (in whatever form of words) to be executed by the Company has the same effect as if executed under the seal. For the purpose of the preceding sentence only, "secretary" shall have the same meaning as in the Act and not the meaning given to it by Article 2.

Certificates for shares and debentures

172. The board may by resolution determine either generally or in any particular case that any certificate for shares or debentures or representing any other form of security may have any signature affixed to it by some mechanical or electronic means, or printed on it or, in the case of a certificate executed under the seal, need not bear any signature.

Official seal for use abroad

173. The Company may exercise the powers conferred by section 39 of the Act with regard to having an official seal for use abroad.

REGISTERS

Overseas and local registers

174. Subject to the provisions of the Companies Acts and the Regulations, the Company may keep an overseas or local or other register in any place, and the board may make, amend and revoke any regulations it thinks fit about the keeping of that register.

Authentication and certification of copies and extracts

175. Any director or the secretary or any other person appointed by the board for the purpose shall have power to authenticate and certify as true copies of and extracts from:

(a) any document comprising or affecting the constitution of the Company, whether in physical form or electronic form;

(b) any resolution passed by the Company, the holders of any class of shares in the capital of the Company, the board or any committee of the board, whether in physical form or electronic form; and

(c) any book, record and document relating to the business of the Company, whether in physical form or electronic form (including without limitation the accounts).

If certified in this way, a document purporting to be a copy of a resolution, or the minutes or an extract from the minutes of a meeting of the Company, the holders of

any class of shares in the capital of the Company, the board or a committee of the board, whether in physical form or electronic form, shall be conclusive evidence in favour of all persons dealing with the Company in reliance on it or them that the resolution was duly passed or that the minutes are, or the extract from the minutes is, a true and accurate record of proceedings at a duly constituted meeting.

DIVIDENDS

Declaration of dividends

176. Subject to the provisions of the Companies Acts, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the board.

Interim dividends

177. Subject to the provisions of the Companies Acts, the board may pay interim dividends if it appears to the board that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the board may:

(a) pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividends as well as on shares which confer preferential rights with regard to dividends, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear; and

(b) pay at intervals settled by it any dividend payable at a fixed rate if it appears to the board that the profits available for distribution justify the payment.

If the board acts in good faith it shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

Declaration and payment in different currencies

178. The board may determine:

(a) the currency in which dividends shall be declared;

(b) the currency or currencies in which any dividend so declared shall be paid; and

(c) how and when any currency exchange calculations shall be carried out and how any associated costs shall be met.

Apportionment of dividends

179. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid; but no amount paid on a share in advance of the date on which a call is payable shall be treated for the purpose of this Article as paid on the share. All dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is allotted or issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.

Dividends in specie

180. A general meeting declaring a dividend may, on the recommendation of the board, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets, including without limitation paid up shares or debentures of another body corporate. The board may make any arrangements it thinks fit to settle any difficulty arising in connection with the distribution, including without limitation (a) the fixing of the value for distribution of any assets, (b) the payment of cash to any member on the basis of that value in order to adjust the rights of members, and (c) the vesting of any asset in a trustee.

Scrip dividends: authorising resolution

181. The board may, if authorised by an ordinary resolution of the Company (the ***Resolution***), offer any holder of shares the right to elect to receive shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the board) of all or any dividend specified by the Resolution. The offer shall be on the terms and conditions and be made in the manner specified in Article 182 or, subject to those provisions, specified in the Resolution.

Scrip dividends: procedures

182. The following provisions shall apply to the Resolution and any offer made pursuant to it and Article 181.

(a) The Resolution may specify a particular dividend, or may specify all or any dividends declared within a specified period.

(b) Each holder of shares shall be entitled to that number of new shares as are together as nearly as possible equal in value to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder elects to forgo (each a ***new share***). For this purpose, the value of each new share shall be:

  (i) equal to the ***average quotation*** for the Company's ordinary shares, that is, the average of the middle market quotations for those shares on the London Stock Exchange plc, as derived from the Daily Official List, on the day on which such shares are first quoted *ex* the relevant dividend and the four subsequent dealing days; or

  (ii) calculated in any other manner specified by the Resolution,

but shall never be less than the par value of the new share.

A certificate or report by the auditors as to the value of a new share in respect of any dividend shall be conclusive evidence of that value.

(c) On or as soon as practicable after announcing that any dividend is to be declared or recommended, the board, if it intends to offer an election in respect of that dividend, shall also announce that intention. If, after determining the basis of allotment, the board decides to proceed with the offer, it shall notify the holders of shares of the terms and conditions of the right of election offered to them, specifying the procedure to be followed and place at which, and the latest time by which, elections or notices amending or terminating existing elections must be delivered in order to be effective.

(d) The board shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be appropriated to give effect to it after the basis of allotment is determined.

(e) The board may exclude from any offer any holders of shares where the board believes the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them.

(f) The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable in cash on shares in respect of which an election has been made (the ***elected shares***) and instead such number of new shares shall be allotted to each holder of elected shares as is arrived at on the basis stated in Article 182(b). For that purpose the board shall appropriate out of any amount for the time being standing to the credit of any reserve or fund (including without limitation the profit and loss account), whether or not it is available for distribution, a sum equal to the aggregate nominal amount of the new shares to be allotted and apply it in paying up in full the appropriate number of new shares for allotment and distribution to each holder of elected shares as is arrived at on the basis stated in Article 182(b).

(g) The new shares when allotted shall rank equally in all respects with the fully paid shares of the same class then in issue except that they shall not be entitled to participate in the relevant dividend.

(h) No fraction of a share shall be allotted. The board may make such provision as it thinks fit for any fractional entitlements including without limitation payment in cash to holders in respect of their fractional entitlements, provision for the accrual, retention or accumulation of all or part of the benefit of fractional entitlements to or by the Company or to or by or on behalf of any holder or the application of any accrual, retention or accumulation to the allotment of fully paid shares to any holder.

(i) The board may do all acts and things it considers necessary or expedient to give effect to the allotment and issue of any share pursuant to this Article or otherwise in connection with any offer made pursuant to this Article and may authorise any person, acting on behalf of the holders concerned, to enter into an agreement with the Company providing for such allotment or issue and incidental matters. Any agreement made under such authority shall be effective and binding on all concerned.

(j) The board may, at its discretion, amend, suspend or terminate any offer pursuant to this Article.

Permitted deductions and retentions

183. The board may deduct from any dividend or other moneys payable to any member in respect of a share any moneys presently payable by him to the Company in respect of that share. Where a person is entitled by transmission to a share, the board

may retain any dividend payable in respect of that share until that person (or that person's transferee) becomes the holder of that share.

Procedure for payment to holders and others entitled

184. Any dividend or other moneys payable in respect of a share may be paid:

(a) in cash; or

(b) by cheque or warrant made payable to or to the order of the holder or person entitled to payment; or

(c) by any direct debit, bank or other funds transfer system to the holder or person entitled to payment or, if practicable, to a person designated by notice to the Company by the holder or person entitled to payment; or

(d) by any other method approved by the board and agreed (in such form as the Company thinks appropriate) by the holder or person entitled to payment including without limitation in respect of an uncertificated share by means of the relevant system (subject to the facilities and requirements of the relevant system).

Joint entitlement

185. If two or more persons are registered as joint holders of any share, or are entitled by transmission jointly to a share, the Company may:

(a) pay any dividend or other moneys payable in respect of the share to any one of them and any one of them may give effectual receipt for that payment; and

(b) for the purpose of Article 184, rely in relation to the share on the written direction, designation or agreement of, or notice to the Company by, any one of them.

Payment by post

186. A cheque or warrant may be sent by post:

(a) where a share is held by a sole holder, to the registered address of the holder of the share; or

(b) if two or more persons are the holders, to the registered address of the person who is first named in the register; or

(c) if a person is entitled by transmission to the share, as if it were a notice to be sent under Article 203; or

(d) in any case, to such person and to such address as the person entitled to payment may direct by notice to the Company.

Discharge to Company and risk

187. Payment of a cheque or warrant by the bank on which it was drawn or the transfer of funds by the bank instructed to make the transfer or, in respect of an uncertificated share, the making of payment in accordance with the facilities and requirements of the relevant system (which, if the relevant system is CREST, may include the sending by the Company or by any person on its behalf of an instruction to the Operator of the relevant system to credit the cash memorandum account of the holder or joint holders or if permitted by the Company, of such person as the holder or

joint holders may in writing direct) shall be a good discharge to the Company. Every cheque or warrant sent or transfer of funds made by the relevant bank or system in accordance with these Articles shall be at the risk of the holder or person entitled. The Company shall have no responsibility for any sums lost or delayed in the course of payment by any other method used by the Company in accordance with Article 184.

Interest not payable

188. No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

CAPITALISATION OF PROFITS AND RESERVES

Power to capitalise

189. The board may with the authority of an ordinary resolution of the Company:

(a) subject to the provisions of this Article, resolve to capitalise any undistributed profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or other fund, including without limitation the Company's share premium account and capital redemption reserve, if any;

(b) appropriate the sum resolved to be capitalised to the members or any class of members on the record date specified in the relevant resolution who would have been entitled to it if it were distributed by way of dividend and in the same proportions;

(c) apply that sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares, debentures or other obligations of the Company of a nominal amount equal to that sum but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(d) allot the shares, debentures or other obligations credited as fully paid to those members, or as they may direct, in those proportions, or partly in one way and partly in the other;

(e) where shares or debentures become, or would otherwise become, distributable under this Article in fractions, make such provision as they think fit for any fractional entitlements including without limitation authorising their sale and transfer to any person, resolving that the distribution be made as nearly as practicable in the correct proportion but not exactly so, ignoring fractions altogether or resolving that cash payments be made to any members in order to adjust the rights of all parties;

(f) authorise any person to enter into an agreement with the Company on behalf of all the members concerned providing for either:

(i) the allotment to the members respectively, credited as fully paid, of any shares, debentures or other obligations to which they are entitled on the capitalisation; or

(ii) the payment up by the Company on behalf of the members of the amounts, or any part of the amounts, remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised,

and any agreement made under that authority shall be binding on all such members;

(g) generally do all acts and things required to give effect to the ordinary resolution; and

(h) for the purposes of this Article, unless the relevant resolution provides otherwise, if the Company holds treasury shares of the relevant class at the record date specified in the relevant resolution, it shall be treated as if it were entitled to receive the dividends in respect of those treasury shares which would have been payable if those treasury shares had been held by a person other than the Company.

RECORD DATES

Record dates for dividends etc.

190. Notwithstanding any other provision of these Articles but subject to the ASX Listing Rules, the Company or the board may fix any date as the record date for any dividend, distribution, allotment or issue, which may be on or at any time before or after any date on which the dividend, distribution, allotment or issue is declared, paid or made.

ACCOUNTS

Rights to inspect records

191. No member shall (as such) have any right to inspect any accounting records or other book or document of the Company except as conferred by statute or authorised by the board or by ordinary resolution of the Company or order of a court of competent jurisdiction.

Sending of annual accounts

192. Subject to the Companies Acts, a copy of the Company's annual accounts, together with a copy of the directors' report for that financial year and the auditors' report on those accounts shall, at least 21 clear days before the date of the meeting at which copies of those documents are to be laid in accordance with the provisions of the Companies Acts, be sent to every member and to every holder of the Company's debentures of whose address the Company is aware, and to every other person who is entitled to receive notice of meetings from the Company under the provisions of the Companies Acts or of these Articles or, in the case of joint holders of any share or debenture, to one of the joint holders.

Summary financial statements

193. Subject to the Companies Acts, the requirements of Article 192 shall be deemed satisfied in relation to any person by sending to the person, instead of such copies, a summary financial statement derived from the Company's annual accounts

and the directors' report, which shall be in the form and containing the information prescribed by the Companies Acts and any regulations made under the Companies Acts.

NOTICES

When notice required to be in writing; use of electronic communications

194. Any notice to be sent to or by any person pursuant to these Articles (other than a notice calling a meeting of the board) shall be in writing. Any such notice may be sent using electronic communications to such address (if any) for the time being notified for that purpose to the person sending the notice by or on behalf of the person to whom the notice is sent.

Methods of Company sending notice

195. The Company shall send any notice or other document pursuant to these Articles to a member by whichever of the following methods it may in its absolute discretion determine:

(a) personally; or

(b) by posting the notice or other document in a prepaid envelope addressed, in the case of a member, to his registered address, or in any other case, to the person's usual address; or

(c) by leaving the notice or other document at that address; or

(d) by sending the notice or other document using electronic communications to such address (if any) for the time being notified to the Company by or on behalf of the member for that purpose; or

(e) in accordance with Article 196; or

(f) by any other method approved by the board.

Website publication by Company

196. Subject to the Companies Acts, the Company may also send any notice or other document pursuant to these Articles to a member by publishing that notice or other document on a website where:

(a) the Company and the member have agreed to him having access to the notice or document on a website (instead of it being sent to him);

(b) the notice or document is one to which that agreement applies;

(c) the member is notified, in a manner for the time being agreed between him and the Company for the purpose, of:

(i) the publication of the notice or document on a website;

(ii) the address of that website; and

(iii) the place on that website where the notice or document may be accessed, and how it may be accessed; and

(d) the notice or document is published on that website throughout the publication period, provided that, if the notice or document is published on that website for a part, but not all of, the publication period, the notice or document shall be treated as being published throughout that period if the failure to publish that notice or document throughout that period is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid.

197. In Article 196 ***publication period*** means:

(a) in the case of a notice of an adjourned meeting pursuant to Article 80, a period of not less than seven clear days before the date of the adjourned meeting, beginning on the day following that on which the notification referred to in sub-paragraph (c) above is sent or (if later) is deemed sent;

(b) in the case of a notice of a poll pursuant to Article 88, a period of not less than seven clear days before the taking of the poll, beginning on the day following that on which the notification referred to in sub-paragraph (c) above is sent or (if later) is deemed sent; and

(c) in any other case, a period of not less than 21 days, beginning on the day following that on which the notification referred to in sub-paragraph (c) above is sent or (if later) is deemed sent.

Methods of member etc. sending notice

198. Unless otherwise provided by these Articles, a member or a person entitled by transmission to a share shall send any notice or other document pursuant to these Articles to the Company by whichever of the following methods he may in his absolute discretion determine:

(a) by posting the notice or other document in a prepaid envelope addressed to the office; or

(b) by leaving the notice or other document at the office; or

(c) by sending the notice or other document using electronic communications to such address (if any) for the time being notified by or on behalf of the Company for that purpose.

Notice to joint holders

199. In the case of joint holders of a share, all notices or other documents shall be sent to the joint holder whose name stands first in the register in respect of the joint holding. Any notice or other document so sent shall be deemed for all purposes sent to all the joint holders.

Registered address outside UK

200. A member whose registered address is not within the United Kingdom and who sends to the Company an address to which a notice or other document may be sent using electronic communications shall be entitled to have notices or other documents sent to him at that address or the address specified for that member in the register (provided that, in the case of electronic communications, the Company so agrees, which agreement the Company shall be entitled to withhold in its absolute discretion including, without limitation, in circumstances in which the Company

considers that the sending of the notice or other document to such address using electronic communications would or might infringe the laws of any other jurisdiction).

Deemed receipt of notice

201. A member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the capital of the Company shall be deemed to have been sent notice of the meeting and, where requisite, of the purposes for which it was called.

Terms and conditions for electronic communications

202. The board may from time to time issue, endorse or adopt terms and conditions relating to the use of electronic communications for the sending of notices, other documents and proxy appointments by the Company to members or persons entitled by transmission and by members or persons entitled by transmission to the Company.

Notice to persons entitled by transmission

203. A notice or other document may be sent by the Company to the person or persons entitled by transmission to a share by sending it in any manner the Company may choose authorised by these Articles for the sending of a notice or other document to a member, addressed to them by name, or by the title of representative of the deceased, or trustee of the bankrupt or by any similar description at the address (if any) in the United Kingdom as may be supplied for that purpose by or on behalf of the person or persons claiming to be so entitled. Until such an address has been supplied, a notice or other document may be sent in any manner in which it might have been sent if the death or bankruptcy or other event giving rise to the transmission had not occurred.

Transferees etc. bound by prior notice

204. Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register, has been sent to a person from whom he derives his title.

Proof of sending/when notices etc. deemed sent by post

205. Proof that an envelope containing a notice or other document was properly addressed, prepaid and posted shall be conclusive evidence that the notice or document was sent. Proof that a notice or other document contained in an electronic communication was sent in accordance with guidance issued by the Institute of Chartered Secretaries and Administrators current at the date of adoption of these Articles, or, if the board so resolves, any subsequent guidance so issued, shall be conclusive evidence that the notice or document was sent. A notice or other document sent by the Company to a member by post shall be deemed to be sent:

(a) if sent by first class post or special delivery post from an address in the United Kingdom to another address in the United Kingdom, or by a postal service similar to first class post or special delivery post from an address in another country to another address in that other country, on the day following that on which the envelope containing it was posted;

(b) if sent by airmail from an address in the United Kingdom to an address outside the United Kingdom, or from an address in another country to an address outside that country (including without limitation an address in the United Kingdom), on the third day following that on which the envelope containing it was posted;

(c) in any other case, on the second day following that on which the envelope containing it was posted.

When notices etc. deemed sent by electronic communication

206. A notice or other document sent by the Company to a member contained in an electronic communication shall be deemed sent to the member on the day following that on which the electronic communication was sent to the member. Such a notice or other document shall be deemed sent by the Company to the member on that day notwithstanding that the Company becomes aware that the member has failed to receive the relevant notice or other document for any reason and notwithstanding that the Company subsequently sends a copy of such notice or other document by post to the member.

Notice includes website notification

207. Except when the subject or context otherwise requires, in Articles 195, 198, 199, 200, 201, 202, 203, 204, 205 and 206, references to a notice include without limitation references to any notification required by the Companies Acts or these Articles in relation to the publication of any notices or other documents on a website.

Notice during disruption of services

208. If at any time the Company is unable effectively to convene a general meeting by notices sent through the post in the United Kingdom as a result of the suspension or curtailment of postal services, notice of general meeting may be sufficiently given by advertisement in the United Kingdom. Any notice given by advertisement for the purpose of this Article shall be advertised in at least one newspaper having a national circulation. If advertised in more than one newspaper, the advertisements shall appear on the same date. Such notice shall be deemed to have been sent to all persons who are entitled to have notice of meetings sent to them on the day when the advertisement appears. In any such case, the Company shall send confirmatory copies of the notice by post, if at least seven days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

DESTRUCTION OF DOCUMENTS

Power of Company to destroy documents

209. The Company shall be entitled to destroy:

(a) all instruments of transfer of shares which have been registered, and all other documents on the basis of which any entry is made in the register, at any time after the expiration of six years from the date of registration;

(b) all dividend mandates, variations or cancellations of dividend mandates, and notifications of change of address at any time after the expiration of two years from the date of recording;

(c) all share certificates which have been cancelled at any time after the expiration of one year from the date of the cancellation;

(d) all paid dividend warrants and cheques at any time after the expiration of one year from the date of actual payment;

(e) all proxy appointments which have been used for the purpose of a poll at any time after the expiration of one year from the date of use; and

(f) all proxy appointments which have not been used for the purpose of a poll at any time after one month from the end of the meeting to which the proxy appointment relates and at which no poll was demanded.

Presumption in relation to destroyed documents

210. It shall conclusively be presumed in favour of the Company that:

(a) every entry in the register purporting to have been made on the basis of an instrument of transfer or other document destroyed in accordance with Article 209 was duly and properly made;

(b) every instrument of transfer destroyed in accordance with Article 209 was a valid and effective instrument duly and properly registered;

(c) every share certificate destroyed in accordance with Article 209 was a valid and effective certificate duly and properly cancelled; and

(d) every other document destroyed in accordance with Article 209 was a valid and effective document in accordance with its recorded particulars in the books or records of the Company,

but:

(e) the provisions of this Article and Article 209 apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties) to which the document might be relevant;

(f) nothing in this Article or Article 209 shall be construed as imposing on the Company any liability in respect of the destruction of any document earlier than the time specified in Article 209 or in any other circumstances which would not attach to the Company in the absence of this Article or Article 209; and

(g) any reference in this Article or Article 209 to the destruction of any document includes a reference to its disposal in any manner.

WINDING UP

Liquidator may distribute in specie

211. If the Company is wound up, the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Insolvency Act 1986:

(a) divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members;

(b) vest the whole or any part of the assets in trustees for the benefit of the members; and

(c) determine the scope and terms of those trusts,

but no member shall be compelled to accept any asset on which there is a liability.

Disposal of assets by liquidator

212. The power of sale of a liquidator shall include a power to sell wholly or partially for shares or debentures or other obligations of another body corporate, either then already constituted or about to be constituted for the purpose of carrying out the sale.

INDEMNITY

Indemnity to directors and officers

213. Subject to the provisions of the Companies Acts but without prejudice to any indemnity to which a director may otherwise be entitled, every director or other officer of the Company shall be indemnified out of the assets of the Company against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

RESTRICTED SECURITIES

Restricted securities

For so long as the Company has a primary listing on ASX:

214. Restricted securities cannot be disposed of during the escrow period except as permitted by the ASX Listing Rules or ASX.

215. The Company must not acknowledge a disposal (including by registering a transfer) of restricted securities during the escrow period except as permitted by the ASX Listing Rules or ASX.

216. During a breach of the ASX Listing Rules relating to restricted securities, or a breach of a restriction agreement, the holder of the restricted securities is not entitled to any dividend or distribution, or voting rights, in respect of the restricted securities.

217. For the purposes of Articles 214 to 216:

escrow period means has the meaning given to that term by the ASX Listing Rules;

restricted securities has the meaning given to that term by the ASX Listing Rules; and

restriction agreement means a restriction agreement within the meaning and for the purposes of the ASX Listing Rules.

CONTENTS

CLAUSE **PAGE**

COMPANY NO. 2072534

COMPANIES ACT 1985

A PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

Henderson Group plc